

2024
Proxy Statement

Notice of Annual Meeting of Shareholders

Thursday, October 24, 2024

8:00 a.m. Central Time

Where Science Intersects Innovation™

At Bio-Techne, we are accelerating discoveries to positively impact health by collaborating, developing, and manufacturing award-winning tools that help researchers achieve reproducible and consistent results. Our innovative products and services provide the solutions scientists need to achieve success, whether they are at the cutting edge of academic research, translating basic discoveries into therapeutic leads, or working at facilities that require the highest level of diagnostic testing.

bio·techne®

Message from our CEO

President and Chief Executive Officer
September 12, 2024

1%
organic growth
for the year

⋮

$130M
capital returned to
our shareholders

"Creating value for all our stakeholders, including our customers, employees, shareholders, and the communities where we live and work, remains our focus."

Dear Fellow Shareholders:

Fiscal year 2024 was a transformative year for the Company, and exciting for me personally, as I was appointed to lead Bio-Techne as President and Chief Executive Officer on February 1, 2024. My appointment follows over ten years of successful leadership from my predecessor, Chuck Kummeth. I am in the fortunate position to lead our team of 3,100 dedicated, diverse and passionate employees to continue to make progress on our mission "to improve the quality of life by catalyzing advances in science and medicine." This talented team exemplifies the deep scientific acumen and intellectual curiosity that fuels Bio-Techne's innovation engine which led to the introduction of over 1,600 new products this year across our two business segments.

From a financial perspective, we successfully navigated a dynamic and evolving macro environment and achieved 1% organic revenue growth for the fiscal year, with our revenue approaching $1.2 billion. We delivered these results with an ongoing focus on driving profitable growth, achieving an adjusted operating margin of 32.1% for the year. GAAP earnings per diluted share were $1.05 for the fiscal year, while adjusted EPS was $1.77 per diluted share. We also returned $130 million in capital to our shareholders through $50 million in dividends and $80 million in share buybacks.

We continued to execute our strategy to capitalize on high potential markets. Over the last five decades, Bio-Techne has amassed a portfolio of over 6,000 proteins and 400,000 antibody types. Not only is this core portfolio foundational to many workflows in virtually all academic and life science research labs, but it is also enables our four growth verticals. These four verticals, namely our portfolio of proteomic analytical tools, cell & gene therapy workflow solutions, spatial biology products, and molecular diagnostics all delivered differentiated performances in the fiscal year, as researchers, physicians and ultimately patients, increasingly recognize the value these products deliver to the research and diagnostic communities.

During fiscal 2024, we also closed our latest acquisition, Lunaphore, a leading developer of spatial biology solutions. Lunaphore's portfolio includes COMET™, a fully automated, high-throughput spatial biology platform, as well as SPYRE™ antibody kits, and Lunaphore HORIZON™ imaging analysis software. We recently augmented COMET's legacy capabilities with the launch of Bio-Techne's RNAscope™ HiPlex technology on the platform, enabling a truly differentiated multiomic spatial biology system capable of simultaneously detecting and visualizing both RNA and protein in a tissue sample.

We also continued to make significant advancements with our Environmental, Social and Governance (ESG) initiatives. This fall, we will be publishing our annual Corporate Sustainability Report highlighting our numerous accomplishments on this front.
In this latest report, for the first time, we committed to setting an emission reduction target and renewable energy targets.

Creating value for all our stakeholders, including our customers, employees, shareholders, and the communities where we live and work, remains our focus. We appreciate your vote supporting the proposals included in this proxy.

Thank you for your investment in Bio-Techne.

Sincerely,



Kim Kelderman

A Letter to Shareholders from Robert Baumgartner, Chairman of the Board

MR. KUMMETH'S CONTRIBUTIONS


$1,137M
REVENUE
10-YEAR CAGR of 13.8%


$27 billion
TOTAL ADDRESSABLE MARKET
vs. ~$3B in FY13


17.8%
TOTAL SHAREHOLDER RETURN (TSR)
10-YEAR CAGR


19
ACQUISITIONS COMPLETED


~3,100
EMPLOYEES
vs. ~800 in FY13

Dear Fellow Shareholders,

This has been a consequential and transformative year for Bio-Techne.

After an extensive and rigorous search process that began more than two years ago when our CEO, Chuck Kummeth, announced he'd be retiring, the Board of Directors appointed Mr. Kim Kelderman as Bio-Techne's new Chief Executive Officer, effective February 1, 2024. I am especially proud of how the Board and the Company's leadership worked to ensure a smooth and successful transition. While the Board considered a number of strong candidates, including other particularly compelling internal candidates, we selected Kim because of his extraordinary job leading the Company's Diagnostics and Genomics Segment, particularly the strong growth he delivered in our Spatial Biology and Molecular Diagnostics businesses. Kim's past experience running life science tools businesses, track record of achieving sustainable growth and profitability, success in building and leading strong teams, and ability to successfully execute and integrate M&A transactions will be critical to Bio-Techne's future strategy and success.

The Board and I would like to thank Chuck Kummeth, who served as CEO for Bio-Techne for ten years, and whose outstanding leadership and bold strategy transformed Bio-Techne. Chuck's contributions are innumerable, so I'll share just some of his most prominent achievements:

- grew revenue from $311M in FY 2013 to $1,137M in FY 2023, a 10-year CAGR of 13.8%
- TECH share 10-year total return CAGR of 17.8%
- grew the Company from ~800 to ~3,100 employees
- completed 19 acquisitions, fortifying our core business while expanding into fast-growing complementary markets like proteomic instrumentation, spatial biology, and cell & gene therapy
- expanded total addressable market from ~$3 billion in FY 2013 to ~$27 billion in FY 2023

We thank Chuck for his leadership, and for his support in this successful transition.

This year we also must say goodbye to fellow director Dr. Randy Steer, who will retire from the Board in October. Randy has been a director at Bio-Techne for 34 years, and has been instrumental in the Board's support of the Company's strategy and innovation, and in fostering a productive culture of engagement with management. We've been fortunate to have the benefit of his wisdom and insight, and wish him all the best in his retirement.

With Randy's retirement, I am pleased to announce that Dr. Judith Klimovsky was appointed to the Board on April 24 of this year, and will serve on the Board's Science & Technology Committee. Judith's strong scientific skills and wealth of experience and far-reaching knowledge will complement and enhance how the Board serves shareholders and collaborates with Company leadership.

As we transition to Bio-Techne's next chapter, I would like to express my appreciation for the dedication and hard work of our Board of Directors and executive officers. With your talent, focus, and commitment, I am confident that Bio-Techne will continue to achieve great success in the future.

Sincerely,

Robert Baumgartner, Chair of the Board



Thursday, October 24, 2024

8:00 a.m. Central Time

VIA WEBCAST
www.virtualshareholdermeeting.com/TECH2024

Notice of 2024 Annual Meeting of Shareholders

Items of Business:

1. Set the number of members of the Board of Directors at nine;

2. Elect the Company's nine nominees to the Board of Directors;

3. Approve, on an advisory basis, the compensation of our executive officers;

4. Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2025 fiscal year.

By order of the Board of Directors

Shane V. Bohnen

Shane V. Bohnen
Senior Vice President, General Counsel and Corporate Secretary
September 12, 2024

We are pleased to offer the Annual Meeting as a webcast so that all our shareholders, regardless of their location, can participate. You can join the Annual Meeting online, vote your shares electronically, and submit your questions during the meeting by visiting

www.virtualshareholdermeeting.com/TECH2024. We will cover the items of business described in this Proxy Statement and provide time for questions. For more information, go to "Information About the Annual Meeting," which begins on page 76 of this Proxy Statement.

Only shareholders of record at the close of business on August 29, 2024, will be entitled to attend and to vote at the Annual Meeting or any adjournment thereof. We hope you will join the webcast of Bio-Techne's Annual Meeting. Even if you plan to attend, please make sure your shares are counted by providing your proxy as soon as possible

Our 2024 Annual Report, which is not part of the proxy soliciting materials, is enclosed if the proxy materials were mailed to you. You can also access the Annual Report at www.proxyvote.com.

Your vote is important

We encourage you to read the Proxy Statement and vote your shares as soon as possible. The Proxy Statement and 2024 Annual Report to Shareholders are available at www.proxyvote.com.

How to Vote:

Even if you plan to attend the Annual Meeting, we encourage you to provide your proxy as soon as possible using one of the following methods. You will need the 16-digit control number included in your proxy materials to vote online or by telephone.



BY INTERNET
Visit www.proxyvote.com.



BY TELEPHONE
In the U.S. or Canada, call 1-800-690-6903 toll-free.



BY MAIL
Mark, date, and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

Attending the Meeting

If you wish to attend the Annual Meeting via the webcast, you will need to register in advance using the 16-digit control number included in your proxy materials. Please see "Information About the Annual Meeting" beginning on page 76 of this Proxy Statement for further details.

Table of Contents

Proxy Statement Summary

This section highlights selected information contained in this Proxy Statement. Please read the full Proxy Statement carefully before voting.

2024 Annual Meeting of Shareholders



Date and Time
October 24, 2024
8:00 a.m. (Central Time)



Place
Webcast at
www.virtualshareholdermeeting/TECH2024



Record Date
August 29, 2024

Voting Holders of Bio-Techne common stock can vote in one of four ways: online at www.proxyvote.com, by telephone at 1-800-690-6903, by completing and returning a proxy card, or on the Annual Meeting web page. For more information, see "Information About the Annual Meeting."

Our Board of Directors is asking you to take the following actions at the Annual Shareholder Meeting:

Item		Your Board's Recommendation	Page
1.	Set the number of members of the Board of Directors at nine	⊘ **FOR**	14
2.	Elect the nine individuals nominated to be directors of the Company	⊘ **FOR**	14
3.	Approve, on an advisory basis, the compensation of our executive officers	⊘ **FOR**	37
4.	Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2025 fiscal year	⊘ **FOR**	69

📢 What's New?

The Board appointed Kim Kelderman as President and Chief Executive Officer effective February 1, 2024, to succeed Chuck Kummeth, who retired from Bio-Techne on July 1, 2024.

Our Nominations and Governance Committee selected, and our Board appointed, Dr. Judith Klimovsky to join the Board of Directors on April 24, 2024. Dr. Klimovsky was also appointed as a member of the Science & Technology Committee. Dr. Klimovsky replaces Dr. Randolph (Randy) Steer, who retires after 34 years of service on the Board.

The Nominations and Governance Committee recommended, and the Board approved, a one-year waiver of the Board retirement policy with respect to Roeland Nusse, who will retire from the Board next year. The Committee has continued to actively search for qualified candidates who will complement and enhance the Board, and who have proven expertise and strong diversity of experience and perspective.

The Compensation Committee implemented relative total shareholder return as an additional metric in our executives' fiscal 2024 long-term equity incentive compensation.

In response to our shareholders' concerns regarding executive compensation, the Compensation Committee undertook an extensive evaluation of the design and composition of our executive compensation program, including an analysis of a number of shareholder suggestion regarding executive compensation and benchmarking against the Company's peers. The results of these efforts are detailed in Addressing Shareholder Feedback Regarding Executive Compensation within the Compensation Discussion and Analysis on page 40.

We continued to expand and advance our commitment to sustainability by hiring a Director of Sustainability to coordinate enterprise-wide efforts, conducting our first double materiality assessment, obtaining a bronze medal in our first EcoVadis assessment, and publishing our fourth Corporate Sustainability Report detailing all efforts and achievements over the past year.

Fiscal Year 2024 Performance

Our team continued to execute and deliver on our long-term growth initiatives in fiscal 2024, leading to progress in and advancement of our key strategies to drive profitable growth.

HIGHLIGHTS OF OUR FISCAL YEAR 2024 BUSINESS AND FINANCIAL PERFORMANCE

We successfully navigated a dynamic operating environment, as biotech funding constraints and realignment within a subset of our biopharma customer base, combined with macroeconomic challenges in China, created headwinds for the industry, as well as for Bio-Techne. Despite this evolving landscape, we made progress advancing our key growth platforms, including our proteomic analytical tools, cell and gene therapy workflow solutions, spatial biology products, and molecular diagnostic products.

$1,159.1M

Net sales for the full year fiscal 2024 increased 2% to $1,159.1 million. Organic growth was 1%; acquisitions had a 1% impact, while foreign exchange and a business held-for-sale did not have a material impact.

We announced the appointment of Kim Kelderman as President and Chief Executive Officer. Prior to assuming CEO responsibilities, Mr. Kelderman served as President of Bio-Techne's Diagnostics and Genomics Segment since 2018 where he successfully completed the Asuragen and Lunaphore acquisitions, commercialized the ExoDx Prostate test, and doubled the revenue of its spatial biology business.

We achieved 13485 certification of our Wallingford, CT manufacturing facility for its quality management system, demonstrating the Company's ability to produce products for clinical applications. The Wallingford site manufactures cartridge-based Simple Plex immunoassays for its automated Ella multiplexing immunoassay platform. In its first announced clinical application, Bio-Techne and Novomol-Dx announced the development of Bio-Marker Pathfinder (BMP), a novel ocular biomarker kit which runs on the Ella immunoassay platform.

We completed the acquisition of Lunaphore, a leading developer of spatial biology solutions. Lunaphore's portfolio includes COMET, an end-to-end spatial biology platform, SPYRE antibody kits, and Horizon imaging analysis software. We recently paired COMET with Bio-Techne's RNAscope HiPlex technology, enabling the first fully automated multiomic spatial biology platform.

Exosome Dx™ surpassed 160,000 total ExoDx™ Prostate Tests, with over 50,000 tests sold this year, resulting in almost 30% organic volume growth.

We announced a new strategic distribution agreement for Europe with Thermo Fisher Scientific, a leading provider of laboratory products and services. Under this agreement, Thermo Fisher, through the European arm of its Fisher Scientific Channel, will distribute Bio-Techne's extensive portfolio of innovative products, including antibodies, proteins, immunoassay kits, reagents, and enzymes across Europe.

$168.1M
GAAP net earnings

$284.7M
net earnings (adjusted)

$1.05
GAAP earnings per share were $1.05 per diluted share versus $1.76 per diluted share last fiscal year.

$1.77
Adjusted EPS was $1.77 per diluted share, compared to $1.99 in fiscal year 2023

17.8%
GAAP operating margin was 17.8%, compared to 26.3% in fiscal year 2023

32.1%
Adjusted operating margin for fiscal year 2024 decreased to 32.1%, compared to 36.1% in the prior year, unfavorably impacted by the acquisition of Lunaphore and unfavorable volume leverage within the Protein Sciences segment.

Long-Term Performance

Our record of delivering strong shareholder returns reflects our commitment to creating long-term shareholder value.



REVENUES
(in millions)

$1,159

$358

FY 2014   **FY 2024**

12% CAGR

CASH FROM OPERATIONS
(in millions)

$299

$137

FY 2014   **FY 2024**

8% CAGR

ADJUSTED OPERATING INCOME
(in millions)

$370

$184

FY 2014   **FY 2024**

7% CAGR

TOTAL SHAREHOLDER RETURNS*

-11.9%
1-YEAR

7.0%
5-YEAR

12.8%
10-YEAR

*   5 and 10-year returns represent annualized figures

Governance Highlights

BOARD INDEPENDENCE

- Supermajority of independent directors
- Separate Board Chair and CEO roles
- 100% independent Board committees
- Regular executive sessions of independent directors
- Annual Board and committee evaluations
- Overboarding limits for directors

SHAREHOLDER RIGHTS AND INTERESTS

- Annual election of directors
- Majority voting in uncontested director elections, supported by a resignation policy for directors who do not garner majority support
- Annual "say-on-pay" vote
- One single voting class of common stock
- Proactive annual shareholder engagement program includes director participation, and feedback is provided to the Board and, as appropriate, its committees
- Proxy access bylaw enables qualified shareholders to nominate director candidates
- Shareholders have the right to call a special meeting

BOARD REFRESHMENT

- Regular Board refreshment and mix of tenure of directors (63% of independent directors new since 2017)
- Policy requiring directors to retire when they reach age 75, subject to waiver if deemed in the best interests of the Company
- Active director recruitment search underway to replace Dr. Roeland Nusse who will retire next year
- Principles of Corporate Governance codify our commitment to include deeply qualified and diverse candidates in the pool of candidates from which Board nominees are chosen

ROBUST GOVERNANCE PRACTICES

- Board-level oversight of material enterprise risks, including at Board and committee meetings throughout the year
- Management gives periodic reports to the Board on cybersecurity, privacy, environmental, and compliance risks
- Board oversight of and regular reports on ESG matters
- Clawback policy and clawback provisions in equity award agreements
- Executives and directors are required to own a meaningful amount of Bio-Techne's common stock
- Prohibition on hedging and pledging shares of Company stock by executive officers and directors

Shareholder Engagement Highlights

Bio-Techne values hearing shareholder perspectives. Management meets frequently with key shareholders to discuss the Company's financial performance and strategies, executive compensation, governance, and social and environmental issues. Key issues discussed with our shareholders are summarized below.

80%
During all of fiscal 2024, Bio-Techne's management met with representatives of 80% of our shareholders. During engagement discussions from June through October 2023 involving management and directors, we met with representatives of 49% of our shareholders

This past year, our engagements with shareholders focused most heavily on shareholder concerns regarding executive compensation. These discussions prompted our Compensation Committee to undertake a rigorous evaluation of both shareholder concerns and the overall design of our executive compensation program. The Compensation Committee's efforts are summarized below and described in greater detail in Addressing Shareholder Feedback Regarding Executive Compensation within the Compensation Discussion and Analysis on page 40.

Highlights of Engagement Regarding Executive Compensation

What we heard regarding executive compensation	How we responded
Retiring CEO Compensation: Shareholders requested detail regarding retiring CEO Chuck Kummeth's compensation, including the purpose and design of the performance grant made to Mr. Kummeth in fiscal 2023.	• The Chair of the Compensation Committee and other Company participants committed to providing additional clarity and transparency regarding CEO compensation. • In setting compensation for fiscal 2024, the Compensation Committee maintained and did not modify Mr. Kummeth's compensation package for fiscal 2024, and Mr. Kummeth's fiscal 2024 performance grant failed to pay out—just as it did in fiscal 2023. • The Compensation Committee applied the same design and structure to compensation for Mr. Kelderman as it applied to compensation for the other executive officers.
Design of Relative Total Shareholder Return (rTSR) input: Shareholders requested greater detail regarding the design of the rTSR input into the performance-vesting portion of fiscal 2024 long-term incentive compensation.	• We added a relative TSR (rTSR) metric to the long-term equity incentive plan in 2023 for the fiscal 2024 plan. In response to shareholder feedback seeking greater detail regarding this metric, this proxy statement provides additional information about how that metric was designed and is structured. • Subsequent to implementing the rTSR metric for fiscal 2024, the Committee made additional refinements to this metric that will apply to the fiscal 2025 plan. Consistent with our commitment to providing transparency on our executive compensation philosophy and structure, we have included a detailed overview of the changes to our rTSR metric implemented for fiscal 2025.
Cap on Negative TSR: Shareholders recommended we consider capping the payout on the rTSR metric when Bio-Techne's total shareholder return is negative.	• The Compensation Committee analyzed the alignment and potential misalignment between shareholder experience and executive payout under rTSR where total shareholder return is negative. Accordingly, after studying best practice and peer modeling of rTSR, and, effective for fiscal 2025, the Compensation Committee implemented a cap on rTSR payout of 100% in the case of negative TSR.
Consider other metrics in executive compensation: Shareholders recommended we consider whether to include additional metrics in our executive compensation program, such as return on invested capital (ROIC) or sustainability objectives.	• The Compensation Committee scrutinized whether an ROIC metric would incentivize risk-taking in line with the Company's strategy. Following this analysis, the Compensation Committee determined that adding an ROIC metric would be inconsistent Company strategy and would disincentivize taking calculated risks in line with our strategy. • The Compensation Committee also studied the use of sustainability and ESG goals in executive compensation programs and, finding such metrics to be highly variable and potentially more subjective than quantitative, declined to consider any sustainability metrics for fiscal 2024.
Consider increasing percentage of at-risk compensation: Shareholders recommended we consider whether to increase the percentage of CEO and NEO at-risk compensation.	• The Compensation Committee analyzed the percentage of at-risk/variable compensation for the CEO and the other executive officers, and found that the design and composition of the Company's executive compensation program was significantly more weighted towards at-risk/variable compensation than the executive compensation programs of our peers. Further, the Committee determined based on this analysis that the pay mix for NEOs effectively balanced twin goals of motivated performance and talent retention. • In part as a result of this analysis, and as part of its continuing focus on retention, the Compensation Committee comprehensively evaluated the design and composition of the Company's executive compensation program, and made a number of changes to keep our program in line with those of our peers for fiscal 2025. Those details are set forth in more detail in the Compensation Discussion and Analysis on page 55.

Highlights of Engagement Regarding Governance Matters

What we heard		How we responded
Board Refreshment: Several shareholders asked for the status of our director recruitment efforts in light of upcoming retirements, with some shareholders voicing expectations regarding Board diversity.	➡	• We detailed with shareholders the thorough process followed by the Nominations and Governance Committee in sourcing a highly qualified candidate pool with diverse expertise, perspectives, and personal attributes. • On April 24, after roughly eighteen months' of evaluating potential director candidates with support from an external board and executive recruiting firm, the Nominations and Governance Committee recommended, and the Board appointed, Dr. Judith Klimovsky to the Board and to the Science and Technology Committee. • To stagger refreshment, the Board granted a one-year extension of the retirement policy to Dr. Roeland Nusse, and has commenced a search for his replacement.
Sustainability: Shareholders inquired about the Company's programs and progress regarding sustainability.	➡	• In fiscal 2024 we published our third Corporate Sustainability Report, including benchmarking to the standards set forth in the Task Force on Climate Disclosure, or TCFD. Our fourth Corporate Sustainability Report will be published in September 2024. • We hired a Director of Sustainability to coordinate our sustainability strategy and help implement in-progress programs on automated and expanded data collection. • The Company conducted its first EcoVadis assessment, earning a bronze medal, and completed an enterprise-wide double materiality assessment. For more information, see "Sustainability Highlights" on page 13 and "Corporate Sustainability" on page 34.
Chuck Kummeth's Retirement: Some shareholders inquired about Mr. Kummeth's role with the Company following Mr. Kelderman's appointment.	➡	• Mr. Kummeth announced in 2022 that he would retire from Bio-Techne at the end of fiscal 2024, allowing the Board ample time to appoint a successor. • On October 19, 2023, the Board announced that it had appointed Mr. Kelderman to succeed Mr. Kummeth as CEO effective February 1, 2024. At that time, Mr. Kummeth assumed the role of Senior Advisor and remained on the Board. • As planned, Mr. Kummeth retired from the Board and as an employee at Bio-Techne on July 1, 2024.

For more information, see the section on Shareholder Engagement on page 27, and the section called Actions to Address Shareholder Feedback Regarding Executive Compensation on page 40.

Information About the Nominees

The following is an overview of our nominees for election as directors at the 2024 Annual Meeting. This table reflects changes to the composition of the committees made by the Board this year, and which resulted in Dr. Seth's appointment to Chair of the Nominations & Governance Committee, Dr. Keegan's appointment to the Nominations & Governance Committee, and Mr. Baumgartner's appointment to the Compensation Committee. Directors are elected annually by a majority of votes cast. All of the nominees are independent except Mr. Kelderman.

Name and Principal Occupation	# of Other Public Company Boards	Committee Membership Audit	Compensation	Nominations & Governance	Science & Technology	Director Since	Age	Gender	Under-represented Racial/Ethnic Minority
Robert V. Baumgartner Former Executive Chairman, Center for Diagnostic Imaging	0	⊘	⊘			2003	68	M	
Julie L. Bushman Former EVP International Operations, 3M	2	⊘	☆			2020	63	F	
John L. Higgins Former President and CEO, Ligand Pharmaceuticals	1	☆		⊘		2009	54	M	
Joseph D. Keegan, Ph.D. Advisor and Board Director	1		⊘	⊘		2017	71	M	
Kim Kelderman President and CEO, Bio-Techne Corporation	0					2023	57	M	
Judith Klimovsky, M.D. Executive Vice President and Chief Development Officer, Genmab, Inc.	0				⊘	2024	67	F	⊘
Roeland Nusse, Ph.D. Professor, Stanford University	0				☆	2010	74	M	
Alpna Seth, Ph.D. Former President and CEO, Nura Bio Inc.	2			☆	⊘	2017	61	F	⊘
Rupert Vessey, MA, BM BCh, FRCP, DPhil Executive Partner and Chief Scientist, Flagship Pioneering, Inc.	0	⊘			⊘	2019	59	M	

⊘ Member   ☆ Committee Chair

As shown below, our predominantly independent Board includes a range of newer and tenured directors with a balanced and diverse mix of experience, education, and talents. Dr. Nusse received a one-year waiver of the Board's retirement policy so that his and Dr. Randy Steer's retirements from the Board, and their respective replacements, would be staggered. The Nominations and Governance Committee has commenced its process to identify qualified and accomplished candidates to join the Board during Dr. Nusse's final year.



DIVERSITY
33% WOMEN
...
22% UNDERREPRESENTED RACIAL/ETHNIC MINORITY

SCIENTIFIC EXPERTISE
56% HAVE AN M.D., A PH.D. IN A SCIENCE FIELD, OR BOTH.
Separate CEO AND CHAIRMAN ROLES

AGE DISTRIBUTION
2 70s
3 50s
4 60s
Average Age: **63.8**

TENURE
1 20+ YRS.
3 0-4 YRS.
2 10-20 YRS.
3 5-9 YRS.
Average Tenure: **8.2 yrs.**

Executive Compensation Highlights

Our executive compensation program is designed to motivate our talented management team by rewarding progress towards Bio-Techne's longer-term strategies and the successful execution of our short-term business plans. Accordingly, our executive pay program is anchored on a foundation of pay-for-performance, aligned to the financial goals we believe are most effective at driving long-term shareholder value creation, so that executives and long-term shareholders alike can benefit from Bio-Techne's success and growth.

Fiscal year 2024 brought consequential change to Bio-Techne's leadership as well as to our executive compensation program. For fiscal 2024, the Compensation Committee added a relative total shareholder return (rTSR) measure to the long-term performance portion of our executive compensation program. As discussed in more detail in the Compensation Discussion and Analysis, the rTSR measure has a 25% weighting, evaluates the Company's performance against a curated group of carefully-selected, comparably-situated industry peers and competitors, and aligns executive compensation with the shareholder experience.

Fiscal 2024 also saw the Compensation Committee's review and negotiation of Mr. Kelderman's CEO compensation package, the details of which are provided in detail below.

In addition, after receiving a disappointing Say on Pay vote and thoughtful consideration of shareholder feedback received during fiscal 2024 regarding executive compensation, the Compensation Committee took prompt and deliberate action to comprehensively re-evaluate the structure of our executive compensation program for fiscal 2025. This analysis resulted in a recalibration and redesign of numerous elements of the program to remain consistent with industry peers and best practice and to effectively balance our goals of motivating and retaining executive leadership. These changes included:

- Expanding the bonus target and payout curves to make the maximum payout more challenging while lowering the threshold in line with peers
- Extending the term of our time-vesting options from seven to ten years
- Changing the composition of time-vesting equity from 100% options to 50% options and 50% RSUs
- Changing the composition of three-year performance-vesting equity from 50% options and 50% RSUs to 100% RSUs
- Evolving the design of the rTSR measure to incorporate a 100% payout cap when Bio-Techne's TSR is negative

The Compensation Committee gave thorough and rigorous consideration to a number of shareholder suggestions, several of which informed the decisions above. The efforts of the Compensation Committee to review and evolve our executive compensation program and to consider shareholder input are detailed in Addressing Shareholder Feedback Regarding Executive Compensation within the Compensation Discussion and Analysis on page 40.

Sustainability Highlights

During fiscal 2024, we made significant progress on our sustainability journey, including the following achievements:



Sustainability Leadership and Management

We hired a **Director of Sustainability** to spearhead, coordinate, and oversee our sustainability efforts across the business. The sustainability director reports into the General Counsel and manages the operation of the Sustainability Working Group, a multi-disciplinary team of senior leaders across every function supporting the Company's commercial business.



Sustainability Initiatives

Our Sustainability Oversight Council (made up of members of executive management) continued to challenge the enterprise to address **sustainability-focused initiatives and opportunities** in our fiscal 2024 prioritization process. From this new process emerged a number of impactful initiatives, including replacing plastic with paper-based materials in packaging where applicable, increasing the percentage of renewable energy to power our facilities including Minneapolis and Dublin, and investing in ENERGY STAR® certified freezers that consume 55% less energy compared to conventional freezers.



Sustainability Commitments

We committed to **supporting the United Nations Global Compact**, a voluntary initiative to implement universal sustainability principles, and joined as a participant in July 2024.

Bio-Techne submitted a letter of commitment to **set Scope 1, 2 and 3 reduction targets to the Science Based Targets Initiative (SBTi)**, the leading global program helping organizations to set greenhouse gas emissions reduction targets based on climate science. This effort demonstrates our commitment to reducing our impact, reporting on progress and remaining a preferred partner to key customers.



Sustainability Assessments

We completed our first **EcoVadis sustainability assessment** of our material sustainability impacts and earned a Bronze Medal with a score of 57. We will refresh this assessment in fiscal 2025.

We conducted an enterprise-wide double materiality assessment, evaluating both financial materiality and impact materiality. This work sets the foundation for refining our sustainability strategy, for meeting legal obligations globally under the European Union's Corporate Sustainability Reporting Directive, and for engaging with customers and shareholders regarding the Company's sustainability priorities.

We committed to submitting our first **Climate Disclosure Project (CDP) assessment** to provide further transparency of our climate risk mitigation strategies and greenhouse gas emissions inventory.



Sustainability Reporting

We will be publishing our fourth Corporate Sustainability Report in September 2024. We've continued to **increase our disclosure and improve our data collection methods**. As in previous editions, we've grouped our sustainability commitments into four key pillars:

   

| Our People | Advancing Science | Governance & Operational Integrity | The Environment |

Proposal 1: Size of the Board

Set the number of directors at nine

⊘ THE BOARD RECOMMENDS A **VOTE FOR** SETTING THE NUMBER OF DIRECTORS AT NINE.

We believe that a nine-member Board continues to be the most effective size for Bio-Techne. Our bylaws provide that the number of directors must be determined by shareholders at each Annual Meeting. Approval of this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter and (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

This year, the Board of Directors temporarily expanded the size of the Board by one when Mr. Kelderman was appointed to the Board in November 2023, and by one more when Dr. Klimovsky was appointed to the Board in April. Upon Mr. Kummeth's retirement from the Board on July 1, the Board's size was reduced by one, to a total of ten Directors. As of the date of the Annual Shareholder Meeting on October 24, Dr. Randy Steer will retire from the Board in accordance with the Board's retirement policy, and the size of the Board will return to nine.

Proposal 2: Election of Directors

Elect the nine director nominees identified in this Proxy Statement, each for a term of one year

⊘ THE BOARD RECOMMENDS A **VOTE FOR** EACH OF THE NINE DIRECTOR NOMINEES.

Our nominees constitute a diverse group of exemplary leaders who bring a range of relevant skills and expertise to their roles.

The nine directors elected at this Annual Meeting will hold office until the 2025 Annual Meeting of Shareholders and until their successors have been elected and qualified or until their earlier death, resignation, or removal. Each nominee has agreed to serve as a director if elected. If any nominee declines or becomes unable or unavailable to serve as a director for any reason, the individual(s) designated as your proxy will be authorized, in their discretion, to vote for a replacement nominee if the Board names one.

We expect this to be an uncontested election, meaning the number of director nominees is equal to (or less than) the number of directors to be elected. In an uncontested election, candidates who receive a greater number of "FOR" votes than "AGAINST" votes will be elected. An incumbent director who does not receive a majority of the votes cast "FOR" his or her election in an uncontested election must offer to tender a resignation to the Board's Nominations and Governance Committee. The Board, taking into account the recommendation of the Nominations and Governance Committee, will act on a tendered resignation and publicly disclose its decision within 90 days of receiving certification of the election results. If the Board does not accept such a resignation, the director will continue to serve until the next annual meeting and until a successor is duly elected.

If the number of director nominees exceeds the number of directors to be elected (a "contested election"), directors will be elected by a plurality of votes cast.

Director Qualifications and Experience

Below is a snapshot of the skills and experience of the Board nominees.

Skills, Qualifications, and Background	Baumgartner	Bushman	Higgins	Keegan	Kelderman	Klimovsky	Nusse	Seth	Vessey	
Executive/Strategic Leadership Senior-level managerial experience brings a broad perspective and knowledge to engage with management in meaningful discussions about our strategy and related strategic risks, including people management.	✓	✓	✓	✓	✓	✓		✓	✓	89%
Industry Background The life science tools and diagnostics industry is complex and technology-focused, so having directors with experience in this business, either as executives or customers, is a significant advantage.			✓	✓	✓	✓	✓	✓	✓	78%
Scientific/Technical Many of our strategic decisions, including especially our M&A initiatives, require significant understanding of advanced science or technology in the life sciences and medical areas.				✓	✓	✓	✓	✓	✓	67%
International Knowledge about operating outside the U.S. is important as we face the complexities of global markets, especially considering almost half of our business comes from outside the United States and our strategies include expansion into additional international markets.		✓	✓	✓	✓	✓	✓	✓	✓	89%
Financial Acumen/Expertise Familiarity with complex financial and accounting concepts and a deep understanding of financial statements are vital for helping the Board perform its oversight function.	✓	✓	✓	✓	✓			✓		67%
Risk Oversight/Management An understanding of how to identify, assess, and mitigate risks is a key director attribute—particularly for a growth-oriented company such as Bio-Techne.	✓	✓	✓	✓	✓			✓	✓	78%
Corporate Finance and M&A Since one of our key growth strategies is to acquire companies that expand our product offerings and increase revenue, experience with assessing acquisition opportunities and risks is an important oversight capability.	✓	✓	✓	✓	✓			✓	✓	78%
Operations We make and sell hundreds of thousands of different products, including some that are regulated by the FDA, so having directors who understand the manufacturing and supply chain complexities of our operations helps us identify associated strategic risks and opportunities.	✓	✓	✓	✓	✓	✓		✓	✓	89%

Nominees for Director

We believe all of our director nominees bring to our Board the practical wisdom and strong professional characteristics, judgment, and leadership abilities necessary to keep Bio-Techne performing competitively in the market. The following biographies describe the nominees' noteworthy experience, individual qualifications, and skills that we believe contribute to our Board's effectiveness and success.

Robert V. Baumgartner



Age: 68

Director
since: 2003

Chair
since: 2012

INDEPENDENT
CHAIR OF THE
BOARD

Committees:
- Audit
- Compensation

Professional Background

From 2001 until 2019, Mr. Baumgartner served as Executive Chairman, Director of the Center for Diagnostic Imaging, Inc., an operator of diagnostic imaging centers. Prior to August 2015, Mr. Baumgartner also served as Chief Executive Officer of that company. Before joining the Center for Diagnostic Imaging, he held numerous executive positions, including Chief Executive Officer and Director of American Coating International, President and Chief Executive Officer of First Solar, and President of the Apogee Glass Group. Mr. Baumgartner began his professional career at KPMG LLP, an international accounting firm, and is a CPA.

Other Affiliations

Mr. Baumgartner currently serves on the boards of two privately held companies: United Theranostics, LLC, where he serves as Chair, and OIA Global. Mr. Baumgartner also serves as an advisor to Sirona Medical.

Education

Bachelor's degree in business administration, University of Notre Dame.

Key Experience and Qualifications



Mr. Baumgartner brings to the Board valuable strategic skills and financial and operational management expertise. His more than 20 years serving as Chief Executive Officer and Executive Chairman of large, complex businesses gives him extensive experience in finance, accounting, and business leadership. Mr. Baumgartner also offers important board-level experience, as well as knowledge of Bio-Techne's business and industry gleaned in his years serving on the Board.

Julie L. Bushman



Age: 63

Director
since: 2020

INDEPENDENT

Other Public Boards
- Adient, plc. (since 2016)
- Phillips 66 (since 2018)

Committees:
- Audit
- Compensation (chair)

Professional Background

Ms. Bushman retired in 2020 from 3M Corporation, where she most recently served as Executive Vice President of International Operations. She joined 3M in 1983, and served in various executive positions, including Senior Vice President of Business Transformation and Information Technology; Executive Vice President of Safety, Security and Protection Services; Executive Vice President of Safety and Graphics; Division Vice President of the Occupational Health and Environmental Safety Division; and Chief Information Officer.

Education

Bachelor of Science, University of Wisconsin-River Falls.

Key Experience and Qualifications



Ms. Bushman developed extensive global experience in her various roles with 3M managing international operations and a global business in personal safety. She also has broad digital, software, and CIO experience, which bring important expertise in IT and cybersecurity matters as Bio-Techne continues to expand globally and integrate systems to increase operational efficiencies. In addition to her extensive career experience, Ms. Bushman brings valuable governance experience through her service on the Audit and Compensation Committees for Adient, and on the Audit & Finance, Sustainability, and Public Policy Committees for Phillips 66.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

John L. Higgins



Age: 54

Director since: 2009

INDEPENDENT

Other Public Boards
- OmniAb, Inc. (Chair) (since 2022)

Committees:
- Audit (chair)
- Nominations & Governance

Professional Background

Mr. Higgins retired as President and Chief Executive Officer and a member of the Board of Directors of Ligand Pharmaceuticals, Inc. in December 2022. From 1997 until he joined Ligand in 2007, Mr. Higgins was with Connetics Corporation, a specialty pharmaceutical company, as its Chief Financial Officer, and also served as Executive Vice President, Finance and Administration and Corporate Development from 2002 until 2006. Mr. Higgins previously was a member of the executive management team and a director at BioCryst Pharmaceuticals, Inc., a biopharmaceutical company. Earlier in his career, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins has served as a director of several public and private companies.

Education

Bachelor's degree in economics, Magna Cum Laude, Colgate University.

Key Experience and Qualifications



Mr. Higgins offers the Board over 20 years of industry experience through his role as Chief Executive Officer of Ligand Pharmaceuticals and leadership roles in other pharmaceutical companies. His roles with OmniAb and Ligand have given him vital experience in the application of strategic leadership skills within our industry, as well as broad public company executive and board experience. His extensive financial background is important for his perspective on M&A and his role as Chair of the Audit Committee.

Joseph D. Keegan, Ph.D.



Age: 71

Director since: 2017

INDEPENDENT

Other Public Boards
- Interpace Diagnostics (since 2016)

Committee:
- Compensation
- Nominations & Governance

Professional Background

Dr. Keegan serves as a director and advisor for Interpace Diagnostics. From 2007 until 2012, Dr. Keegan served as President and Chief Executive Officer of ForteBio, Inc., a life science tools company. He joined ForteBio after serving as President and Chief Executive Officer of Molecular Devices Corporation from 1998 to 2007. Earlier in his career, Dr. Keegan held leadership positions at Becton Dickinson, Leica, Inc., and GE Medical Systems.

Other Affiliations

Dr. Keegan has served on numerous public and private company boards of life science tools companies, including as Executive Chair of both Halo Labs and Carterra, as well as Non-Executive Chairman for Arrayjet and Director for Nuclera and Biolog.

Education

Ph.D. in Physical Chemistry, Stanford University.

Key Experience and Qualifications



Dr. Keegan brings an important life science background to the Board from his career working at a number of life sciences companies, with a focus on diagnostics. His knowledge of the Company's customers and products is especially valuable. Dr. Keegan further offers extensive executive management experience and board-level experience through his past and present service on other private and public company boards.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Kim Kelderman



Age: 57
Director
since: 2023

Professional Background

Mr. Kelderman was appointed CEO of Bio-Techne effective February 1, 2024. Previously, Mr. Kelderman was Bio-Techne's President, Diagnostics and Genomics Segment since 2018. Before joining Bio-Techne, Mr. Kelderman led three different businesses of increasing scale and complexity at Thermo Fisher Scientific. For his last three years at Thermo Fisher Scientific, Mr. Kelderman managed the Platforms and Content of the Genetic Sciences Division, where he was responsible for the Instrumentation, Software, Consumables and Assays businesses and brands such as Applied Biosystems and legacy Affymetrix. Before joining Thermo Fisher, Mr. Kelderman was Senior Segment Leader at Becton Dickinson, managing its Blood Tubes "Vacutainer" business.

Other Affiliations

Mr. Kelderman serves as Independent Director for StatLab Medical Products.

Education

B.S. in Applied Sciences, Hogeschool Heerlen, the Netherlands.

Key Experience and Qualifications



As the Board's only member of management, Mr. Kelderman provides critical insight on Bio-Techne's commercial business, execution, challenges, and day-to-day operations. Mr. Kelderman's service on the Board fosters the Company's development, evolution, and implementation of strategy, while facilitating the flow of information between the Board and management. Mr. Kelderman further offers extensive significant executive management experience and expertise leading the growth of biotechnology companies.

Roeland Nusse, Ph.D.



Age: 74
Director
since: 2010

INDEPENDENT

Committee:
- Science & Technology (chair)

Professional Background

Dr. Nusse has been a professor or associate professor in the Department of Developmental Biology at Stanford University and an investigator at the Howard Hughes Medical Institute since 1990. He also was the chair of the Department of Developmental Biology at Stanford from 2007 to 2020. Dr. Nusse previously was at the Netherlands Cancer Institute (in Amsterdam) as a staff scientist and ultimately served as head of the Department of Molecular Biology. Dr. Nusse was awarded the Breakthrough Prize in Life Sciences in 2016.

Other Affiliations

Dr. Nusse was elected to the United States National Academy of Sciences in 2010, the European Molecular Biology Organization in 1988, the Royal Dutch Academy of Sciences in 1997, and the American Academy of Arts and Sciences in 2001.

Education

Ph.D. in molecular biology, Netherlands Cancer Institute.

Key Experience and Qualifications



Dr. Nusse brings valuable experience to the Board from his longstanding career as a researcher and department chair at Stanford University, including strategic leadership and scientific and industry knowledge, which gives him insight into the Company's products, customers, and markets. Dr. Nusse also has a deep understanding of and contacts within the international life science research community.

👤⭐ Executive Leadership   ⚡ Industry   ⚛ Scientific/Technical   🌐 Global

$ Finance/Accounting   ⚠ Risk Oversight/Management   ⚒ Mergers & Acquisitions   ⚙ Operations

Alpna Seth, Ph.D.



Age: 61

Director since: 2017

INDEPENDENT

Other Public Boards

- Keros Therapeutics (since May, 2023)
- Dr. Reddy's Laboratories (since September, 2023)

Committees:

- Nominations & Governance (Chair)
- Science & Technology

Professional Background

Dr. Seth retired as President and Chief Executive Officer of Nura Bio Inc., a biopharmaceutical company focused on the discovery of novel neuroprotective drugs, in 2022 after serving in that role for three years. From July 2017 through January 2019, she was Chief Operating Officer of Vir Biotechnology, Inc., an immunology company. Prior to joining Vir, Dr. Seth was at Biogen Inc. for nearly two decades, most recently as Senior Vice President and global head of the Biosimilars business, headquartered in Switzerland. For the period from 1998 through 2014, Dr. Seth held a range of senior leadership roles across R&D and commercial arenas. In this capacity, she led several major drug development programs and product launches, along with strategic, business development, and long-range planning initiatives. In another international general management assignment, Dr. Seth served as the founding Managing Director of an India affiliate and was a member of Biogen's Asia Pacific Leadership Team.

Education

Ph.D. in Biochemistry and Molecular Biology, University of Massachusetts Medical School. Conducted post-doctoral research at Harvard University in Immunology and Structural Biology, both as a Howard Hughes Medical Institute Fellow. Dr. Seth is a graduate of Harvard Business School's Advanced Management Program.

Key Experience and Qualifications



Dr. Seth brings a breadth of experience in research, drug discovery, marketing, international operations, financial management, and business development. Her extensive background in the pharmaceutical industry and in international business and her deep knowledge of critical areas of science provide a valuable strategic perspective regarding our business generally and a key customer group in particular. Dr. Seth also brings valuable governance expertise through her service on public and private boards for companies in biotechnology, with experience serving on a variety of committees such as Audit, Science and Technology, Risk, Compensation, and Nominations and Governance.

Judith Klimovsky, M.D.



Age: 67

Director since: 2024

INDEPENDENT

Other Public Boards

- Bellicum Pharmaceuticals (2018-2023)

Committees:

- Science & Technology

Professional Background

Dr. Klimovsky is the Executive Vice President and Chief Development Officer at Genmab, an international biotechnology company that specializes in the creation and development of antibody therapeutics. At Genmab, Dr. Klimovsky has built an R&D team from under 20 to over 500, commercializing multiple products through development and regulatory approval. Before joining Genmab in 2017, Dr. Klimovsky held various senior global clinical and research positions at Novartis Oncology, a division of Novartis AG, including SVP & Global Head, Oncology Clinical Development. Dr. Klimovsky also served as Regional Medical Director, Latin America for Merck & Co. and held several research and development roles of increasing responsibility at Bristol-Myers Squibb Company.

Education

Dr. Klimovsky received her M.D. from the Universidad de Buenos Aires.

Key Experience and Qualifications



Dr. Klimovsky provides distinctive, valuable expertise to the Board. Following her appointment and onboarding earlier this year, she immediately made a positive impact with her strong medical and scientific foundational training, her experience leading product development and commercial life cycle management, her proven success in cultivating growth through innovation, and her deep knowledge of the pharmaceutical and biotechnology industries.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil



Age: 59

Director since: 2019

INDEPENDENT

Committees:
- Compensation
- Science & Technology

Professional Background

Dr. Vessey joined Flagship Pioneering (a life sciences venture capital company) as Executive Partner and Chief Scientist in July 2023 after retiring from Bristol-Myers Squibb, where he had served as the President of Research and Early Development since 2019. Prior to joining Bristol-Myers Squibb, he was President of Global Research and Early Development at Celgene from 2015 to 2019. During that time, Dr. Vessey also served on the board of Juno Therapeutics for one year. Before joining Celgene, Dr. Vessey held various research and development senior management positions during his 10-year tenure at Merck.

Other Affiliations

Dr. Vessey is a member of the Royal College of Physicians of London UK. Dr. Vessey serves on the Board of Directors for Generate: Biomedicines.

Education

MA in physiological sciences and BM BCh in clinical medicine from Oxford University. DPhil at the Institute for Molecular Medicine, Oxford.

Key Experience and Qualifications

Dr. Vessey was selected to serve on the Board because of his exceptional background in medical and life science research and development with Bristol-Myers Squibb, Celgene, Merck, and other companies, and his extensive experience as an executive in the pharmaceutical industry, a key Bio-Techne customer group. His international research and business experience is also important to the Board as the Company continues to expand in markets outside of the United States.

Board Diversity Matrix (As of June 30, 2024)		
Total Number of Directors	9	
	Female	**Male**
Part I: Gender Identity		
Directors	3	6
Part II: Demographic Background		
Asian	1	0
Hispanic	1	0
White	1	6

- Executive Leadership
- Industry
- Scientific/Technical
- Global
- Finance/Accounting
- Risk Oversight/Management
- Mergers & Acquisitions
- Operations

How We Choose Directors

Ongoing Board Refreshment

The Board considers regular refreshment of its membership as an important aspect for effective governance. Over the last ten years, the Company significantly grew in scale, scope, and size, and the Board evolved with it—in part through a thoughtful and deliberate approach to Board refreshment. In 2014, we revised our Principles of Corporate Governance to provide that director candidates, including incumbent directors, may not be nominated if they would turn 75 during the year following their election. As a result, five independent directors have retired over the past ten years, and a sixth independent director will retire in 2025.



Board refreshment 2014-2024 (to date)

6 of 9

New directors since 2014

Average tenure of proxy nominees: 2014: 11.9, 2019: 8.7, 2024: 8.2

Average age of proxy nominees: 2014: 64.9, 2019: 61.8, 2024: 63.8

Gender/racial diversity of proxy nominees: 2014: 10%, 2019: 11%, 2024: 33%

Fiscal 2024 was the last full year of service for Dr. Randy Steer, whose last day will be October 23, 2024, and for our former CEO Chuck Kummeth, who retired on July 1, 2024. To stagger the pace of refreshment, Dr. Roeland Nusse received a one-year waiver of the retirement policy, as expressly permitted under our Principles of Corporate Governance. Dr. Nusse will retire from the Board on or before our next Annual Shareholder Meeting in 2025.

In recruiting a qualified director to succeed Dr. Steer, the Board, led by the Nominations and Governance Committee, engaged in a thorough search process for over eighteen months. Through partnership with an experienced external recruiting firm and leveraging a wide net of industry resources, the Board identified Dr. Judith Klimovsky as the perfect candidate to replace Dr. Steer and ensure that the Board would maintain its high degree of scientific expertise and emphasis on innovation.

The work invested by the Nominations & Governance Committee for Dr. Klimovsky's appointment has provided significant momentum in continuing the search for a qualified candidate to replace Dr. Nusse in the coming year.

Qualities of Prospective Nominees

The Nominations and Governance Committee periodically assesses the appropriate size of the Board of Directors, whether any vacancies are expected due to retirement or otherwise, and the skills and experience directors need to properly oversee Bio-Techne's short- and long-term interests. If vacancies are anticipated or otherwise arise, the Nominations and Governance Committee considers multiple potential candidates for director seats. Candidates may come to the Committee's attention through current members of the Board of Directors, professional search firms, shareholders, or other sources, and may be considered at any point during the year. The ultimate goal is to maintain a well-rounded Board that brings diverse viewpoints and functions collegially and independently.

Candidates for the Board are considered and selected on the basis of criteria including outstanding achievement in their professional careers; professional experience; wisdom; personal and professional integrity; the ability to make independent, analytical inquiries; and an understanding of the Company's industry, customers, and business environment. Candidates must have the experience and skills necessary to understand the Company's principal operational and functional objectives and plans, results of operations and financial condition, and position in our industry. Candidates also must bring a perspective that will enhance the Board's strategic discussions and must be capable of and committed to devoting adequate time to Board duties. With respect to incumbent directors, the Nominations and Governance Committee also considers past performance on the Board and contributions to the Company, in part through an annual assessment process.

Director Diversity

We seek directors who complement the Board through diversity of thought, expertise, and experience, and whose perspectives enhance the quality of the Board's deliberations and decisions. While the Company does not have a formal diversity policy for Board membership, the Nominations and Governance Committee considers, among other factors, diversity with respect to background, skills, experience, achievements, and perspective when it evaluates candidates for Board membership. These considerations are discussed in connection with the general qualifications of each potential nominee and the candidate's ability to augment the decision-making strength of the full Board. In 2024, this process resulted in the selection and appointment of Dr. Judith Klimovsky, a proven technical and commercial leader with decades of relevant experience in our industry.

Shareholder Recommendations of Nominees

Shareholders are welcome to recommend candidates for consideration by the Nominations and Governance Committee. Recommendations may be sent to the attention of the Nominations and Governance Committee at the Company's address: 614 McKinley Place N.E., Minneapolis, MN 55413. Any such recommendations may provide whatever supporting material the shareholder considers appropriate, but should at a minimum include background and biographical material so the Committee can make an initial determination as to whether the prospective nominee satisfies our criteria for directors. The Nominations and Governance Committee will apply the same criteria in evaluating candidates recommended by shareholders as it uses for candidates that come to the Committee's attention from other sources.

Shareholders who intend to directly nominate a candidate for election by the shareholders at the Annual Meeting (rather than recommending the candidate to the Nominations and Governance Committee) must comply with the procedures described later in this Proxy Statement under "Additional Corporate Governance Matters—Shareholder Proposals for 2024 Meeting" and with Bio-Techne's bylaws.

Corporate Governance

The Role of the Board

The Board of Directors is Bio-Techne's governing body, with responsibility for oversight, counseling, and direction of management to serve the short- and long-term interests of the Company and its shareholders. The Board's goal is to build long-term value for shareholders and to ensure Bio-Techne's vitality for the customers, employees, and other individuals and organizations that depend on us. To achieve that goal, the Board monitors the performance of the organization as whole and the CEO in particular. Also, in partnership with the CEO and his leadership team, the Board takes an active and integral role in evaluating the Company's strategic planning and enterprise risk management. The Board regularly undertakes a comprehensive, probing review of management's long-term and short-term strategic plan, and periodically provides input as the strategic plan is implemented and evolves.

Governance Documents

The Board's Principles of Corporate Governance describe the Company's corporate governance practices and policies and provide a framework for Bio-Techne's governance. Among other things, they establish requirements and qualifications for members of the Board and specify the Board's leadership structure and standing committees.

The Principles of Corporate Governance, as well as the Bio-Techne Code of Ethics and Business Conduct and the charters for each of the Board's four standing committees, are available on our website under "Investor Relations—Governance."

Board Independence

Bio-Techne's Principles of Corporate Governance provide that a majority of the Board must be independent directors under criteria established by the Board in conformity with the listing rules of the Nasdaq Stock Market. The Nominations and Governance Committee annually reviews the independence of each director, including whether there are any related party transactions. In making its most recent independence determinations, the Nominations and Governance Committee reviewed transactions and relationships between each director or any member of a director's immediate family on one side, and the Company or any of its subsidiaries on the other side, based on information provided by the directors and from Company records and publicly available information. The Committee determined and the Board confirmed that all of the Company's non-employee directors are independent.

Board Leadership Structure

Bio-Techne's Board is elected by our shareholders to represent and oversee their interests in the Company's continued growth and sustainable success. The Board and its committees engage with management to study, evaluate, and discuss Bio-Techne's commercial strategy, management of risks, cultivation of talent and culture, and progress in achieving its short- and long-term goals. Our Board holds regular sessions to ensure routine oversight over key corporate functions including commercial performance, accounting statements, tax matters, sustainability, cybersecurity, litigation and legal risks, compliance programs, inorganic corporate development strategy, planned capital expenditures, and regulatory filings.

Bio-Techne's Principles of Corporate Governance do not require the roles of CEO and Chair to be separate or combined. Instead, they assign to the Nominations and Governance Committee the responsibility of periodically assessing the needs of the Board and determining whether the leadership structure in place at the time is appropriate.

For now, the Board has determined that separating the roles of Chair and CEO and maintaining a majority independent Board supports the Board's independent oversight of management, ensures that the appropriate level of independence is applied to all Board decisions, and is the most effective leadership structure for the Company. To bolster the Board's independent oversight, each of the Board's four committees consist entirely of independent directors.



| **Robert V. Baumgartner** |
| Independent Chair of the Board |

- sets the agenda for Board meetings
- presides over executive sessions of the independent directors
- presides over meetings of the full Board
- assists the Nominations and Governance Committee with succession planning for the CEO



| **Kim Kelderman** |
| President & CEO |

- executes the Board's direction
- serves on the Board and invited to all committee meetings
- responsible for the day-to-day leadership and performance of the Company

If the Board ever determines that the Chair and CEO roles should be combined, the Nominations and Governance Committee would appoint a Lead Independent Director subject to the majority approval of independent directors. The Lead Independent Director would preside at Board

meetings, be authorized to call such meetings, propose to the Chair topics for inclusion, serve as liaison between the Chair and the other independent directors, and be available to meet with shareholders.

Oversight of Strategy

One of Bio-Techne's differentiating qualities is the thorough, data-driven prioritization process used to inform and direct our strategy, which is further shaped and informed by our experienced, diverse Board. The Board invests significant time in every meeting to the discussion and oversight of the Company's strategy, both on an enterprise level and across Bio-Techne's segments, divisions, and discrete business units. On an annual basis, the Board evaluates and discusses the Company's strategic plan, both for near-term goals and for planning towards achievement of long-term goals. The Board revisits and oversees the progress,

execution, and evolution of the Company's strategy, utilizing a multi-layered and multi-disciplinary approach to ensure all aspects of effective strategy are engaged and aligned, including capital management, human resources, legal risk management and mitigation, tactical planning, and operational capability. Bio-Techne measures its performance against its strategy using objective metrics that the Board monitors continuously through regular engagement with management and thorough discussions of our more complex and impactful commercial issues.

Risk Oversight

Risk assessment and risk oversight are fundamental to Board and committee deliberations throughout the year. The Board administers certain of its risk oversight function through its committees, as described in the table below,

though the Chair routinely sets the agenda for Board meetings to ensure the Company enjoys the support and oversight of the full Board in managing its risks. Each committee's charter details its risk oversight duties, which correspond to the committee's area of responsibility and expertise. In anticipating current and future threats and trends, the Board relies on the diversity of expertise among the directors, the General Counsel, the Chief Compliance Officer, and the Chief Sustainability Officer, as well as other external advisors and consultants and the executive leadership team. Reporting to the CEO, the General Counsel, Chief Compliance Officer and Chief Sustainability Officer routinely consults with his diverse and experienced team as well as outside advisers and experts regarding risks to the Company's business. He utilizes industry tools and subscription services to maintain current expertise on the

evolving landscape of potential risks faced by the Company. The Board receives reports at every meeting regarding anticipated and recent changes to the Company's risk profile, and reassesses the Company's risk environment as needed. In addition, each of the committees receives relevant updates to risks within the ambit of the committee's charter and scope of oversight. The Board's annual assessment process ensures that management receives feedback and direction on the sufficiency and depth of its engagement with the Board and the information the Board receives regarding the Company's risks.

The Board of Directors

Some categories of risk—those related to strategy, technology, cybersecurity, litigation, privacy, and operations—are reviewed directly by the entire Board. The Board also oversees the management of environmental, social, and governance sustainability matters to supplement related and complementary oversight by its committees on these topics.

In performing their oversight responsibilities, the Board and its committees review policies and guidelines that senior management use to manage Bio-Techne's exposure to material categories of risk. In addition, the Board and its committees review the performance and execution of the Company's overall risk management function and ensure management establishes appropriate systems for managing risk.



The Audit Committee

- oversees the Company's financial risk assessment and financial risk management
- oversees risk exposure to the Company's financial disclosures, including compliance, legal, regulatory, and cyber incident risks
- meets regularly with management and the independent auditors to review the Company's risk exposures, the potential financial impact those risks may have, the steps management takes to address those risks, and how management monitors emerging risks
- reviews ethics hotline and related reports of ethical and legal concerns, including management's investigation and handling of findings
- reviews the Company's cybersecurity program
- considers and approves any required disclosure of material cyber incidents

The Compensation Committee

- designs and structures the Company's compensation plans and programs to reward achievement and incentivize risk-taking in line with Company strategy
- oversees human capital management across the enterprise and the Company's management of and strategy regarding social risks
- ensures management maintains succession planning to develop and promote diverse and qualified leaders
- oversees non-compensation risks related to attracting and retaining talent
- reviews and approves the Compensation Discussion & Analysis in the Proxy Statement

The Nominations and Governance Committee

- leads the Board's efforts to identify and recruit qualified executive officers who will complement and enhance the Company's leadership, including the Chief Executive Officer
- evaluates the membership and composition of the Board and its committees and leads the Board's efforts to identify and recruit qualified director candidates
- oversees and manages governance-related risks including Board and committee policies and processes
- oversees and reviews the results of the annual Board and committee assessments
- reviews the Company's strategy and progress in meeting applicable sustainability requirements and regulations
- receives regular reports from management on the Company's ethics and compliance programs and culture

The Science and Technology Committee

- oversees the Company's innovation, technology, and scientific programs
- oversees the risks associated with the Company's innovation strategy in light of disruptive scientific advances, changing customer needs, and incursion from competitors
- reviews the Company's strategy for protecting intellectual property

The committees report to the full Board at each regular meeting. Where a committee has discussed or considered a critical or novel risk, that committee will seek the full Board's consideration and input to ensure the Board maintains oversight over the risk and management's approach to handling it. All independent directors are actively involved in the oversight and management of the Company's most significant risks.

Sustainability and ESG Oversight

Bio-Techne maintains a concentrated focus on corporate responsibility and sustainability through a regular rhythm of management and Board oversight. Our sustainability strategy is established by the Sustainability Oversight Council, which is made up of the Company's executive officers. Informing and executing this strategy is the Sustainability Working Group, a multi-disciplinary team made up of senior leaders in disciplines including sustainability, operations, quality, human resources, investor relations, legal affairs and corporate compliance, supply chain management, and engineering. In 2024, the Company hired its first Director of Sustainability to lead efforts to coordinate and drive progress across the multifaceted strategic paths set by leadership.

While the full Board oversees the Company's sustainability through regular reviews of management's strategy and progress, the Nominations & Governance Committee receives from the Chief Sustainability Officer a thorough review of the strategy, risks, and management of the Company's sustainability programs approximately every quarter. Other oversight responsibilities for environmental, social and governance (ESG) risks among the committees are spread as follows:

the Audit Committee oversees risks that may impact the Company's accounting statements, as well as risks relating to ethics complaints, and maintains oversight over the Company's public filings relating to ESG

the Compensation Committee oversees risks affecting the Company's talent, including recruitment, retention, culture, and compensation and equity programs

the Nominations and Governance Committee is responsible for Board-level governance and for leading the oversight of management's overall sustainability strategy

Management supports this oversight by detailing its strategy and progress on sustainability issues on a quarterly basis and conferring regularly on ESG issues with the Board or various committees.

More information about our ESG strategy and progress can be found in our Corporate Sustainability Report available on https://www.bio-techne.com/about/corporate-and-social-responsibility.

To prepare our Corporate Sustainability Report, published annually in September, we establish an internal team from the members of the Sustainability Working Group. This team leverages internal ESG resources across the enterprise within Operations, Finance, Regulatory, and Quality who take responsibility for site-level input and data. In 2024, this team has largely automated the collection of Scope 1 and 2 environmental data, and has motivated the expansion of a number of sustainability programs highlighted in Corporate Sustainability on page 34. Also in fiscal 2024, the Sustainability Working Group conducted a double materiality assessment with support from the Company's external sustainability consultants, laying the foundation for refining Bio-Techne's sustainability strategy as needed and preparing for future submissions to comply with applicable legal requirements in the EU and the United States. Further, through the Sustainability Working Group's efforts, Bio-Techne became a signatory to the United Nations Global Compact in support of its Ten Principles related to human rights, labor, the environment, and anti-corruption. The Board as well as the Nominations and Governance Committee maintained oversight over this progress during the course of the year, and will again review the Company's sustainability achievements as embodied in the Corporate Sustainability Report before it is finalized.

Our 2023 Corporate Sustainability Report included reporting in line with standards from the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures. Our 2024 report includes a number of enhancements, including details on our commitment to making our first reduction targets, which we've committed to validating with SBTi in the coming two years.

Oversight of Cybersecurity

Bio-Techne's cybersecurity program is led by our Chief Information Officer who, with support from our Chief Information Security Officer, provides the Board with at least an annual detailed overview of the Company's cybersecurity strategy and capabilities, along with an assessment of our main threats and vulnerabilities. The CISO is supported by the Incident Response Team ("IRT"), a multi-disciplinary management committee comprising senior members from the Security Operations Team, Legal, Finance, Internal Audit and other functions. The IRT supports the CISO and CIO in supporting and reviewing information security risks and in the event of a cybersecurity incident provides leadership with respect to incident response, investigation, mitigation and remediation.

The Board oversees our complete strategy, from the personnel involved, to the numerous controls and technologies shielding our operations, to the internal and external auditing methods that seek to identify weaknesses in our defenses. Additionally, the Board oversees how the Company utilizes artificial intelligence, including the policies and tools for responsible and efficient AI use, as well as processes to mitigate risk. Separately, the Audit Committee receives regular updates at every meeting on our execution of cybersecurity strategy. Specifically, the Audit Committee receives quarterly reports on the effectiveness of Bio-Techne's cybersecurity programs, including results of internal and external audits, the types of cyber attacks we faced in the past quarter, regularly-tracked metrics on incident response, internal security testing, and measures implemented to monitor and address cybersecurity risks and threats. The Audit Committee regularly updates the full Board on these matters. The Audit Committee is also responsible for reviewing potential cyber security incidents, assessing whether a cybersecurity incident is material to the Company's business, and approving any disclosure of a cybersecurity incident.

Direct Control Over Political Contributions

Bio-Techne's mission is focused on improving the quality of life by catalyzing advances in science and medicine. Because we believe this mission is apolitical, Bio-Techne does not contribute to political causes or campaigns that the Company believes to be political. Under our Delegation of Management Authority, the Board has sole and exclusive authority to approve any political contributions made by or on behalf of the Company. Consistent with this historical approach, Bio-Techne did not make any political contributions in fiscal 2024.

Shareholder Engagement

Bio-Techne values learning about shareholders' perspectives, and takes seriously any shareholder concerns regarding the management of the Board or the business. To that end, management meets frequently with key shareholders to discuss the Company's financial performance and corporate strategy. During fiscal 2024, management, joined by the Chair of the Compensation Committee, met with shareholders representing 49% of our total outstanding shares, over two tranches of meetings as summarized below. While these meetings included discussions regarding our process for CEO succession, Mr. Kummeth's retirement, our progress on sustainability issues, and other governance topics, they also included discussions regarding shareholder concerns about the Company's executive compensation program.

June/July 2023 Engagement Discussions

Reached out to shareholders owning over **half** of our outstanding shares	**Held meetings with** shareholders representing over **30%** of our outstanding shares	**Participants included** the Chair of the Compensation Committee and members of management	**Topics included** CEO succession, executive compensation, Board refreshment, and sustainability issues

October 2023 Engagement Discussions

Reached out to shareholders owning over **half** of our outstanding shares **to specifically discuss executive compensation**	**Held meetings with** shareholders representing approximately **39%** of our outstanding shares	**Participants included** the Chair of the Compensation Committee and members of management	**Topics focused solely on executive compensation**

Our first series of engagement discussions occurred in June and July, and we met with shareholders representing over 30% of our outstanding shares. We discussed financial performance and strategies, as well as a variety of other matters of interest to those shareholders. Generally, shareholders assured us they were quite pleased with Bio-Techne's historical financial and share performance, and appreciated the leadership of current management and the Board.

During many of these discussions, shareholders raised concerns relating to executive compensation, with shareholders seeking clarity regarding the rationale for aspects of our program, or offering suggestions to be considered going forward. Subsequently, in early October, ISS and Glass Lewis issued their proxy advisory reports identifying a number of concerns regarding executive compensation, and recommending that shareholders vote "no" in response to the advisory vote concerning executive compensation ("Say on Pay").

In order to further discuss and ensure it had a clear understanding of shareholders' view of our executive compensation program, management scheduled a second round of meetings focused exclusively on executive compensation. These meetings occurred in mid to late October with shareholders representing approximately 39% of our outstanding shares, some of whom management had previously met in June/July, in order to solicit feedback and comprehensively understand shareholder concerns. During these discussions, a number of shareholders indicated that they intended to vote against our

Say on Pay recommendation, and the Company sought to clearly understand shareholder concerns in order to respond and take action. Across the two rounds of engagement discussions, Management and our Compensation Committee Chair met with shareholders representing 49% of our outstanding shares, and committed to taking prompt action to respond to shareholder concerns thereafter. Accordingly, please see Addressing Shareholder Feedback Regarding Executive Compensation in the Compensation Discussion and Analysis on page 40.

The below table summarizes the subjects discussed with shareholders on subjects other than executive compensation, including how we responded to shareholders as well as action taken in fiscal 2024 relating to the topic.

What shareholders asked	How we responded and what we did
CEO Transition: In June and July, shareholders were most interested in the status of the CEO transition, and asked questions regarding the key qualities sought by the Board in a CEO successor.	• **Response:** We detailed with shareholders the thorough process followed by the Nominations and Governance Committee in identifying and evaluating CEO candidates, and underscored the Board's desire for the next CEO to build on the progress made by Mr. Kummeth to operational excellence and to emphasize both organic and inorganic growth. • **Action:** On October 19, 2023, the Nominations and Governance Committee recommended, and the Board appointed, Mr. Kim Kelderman to succeed Mr. Kummeth as CEO effective February 1, 2024.
Board Refreshment: Several shareholders asked for the status of our director recruitment efforts in light of upcoming retirements, with some shareholders voicing expectations regarding Board diversity.	• **Response:** We detailed with shareholders the thorough process followed by the Nominations and Governance Committee in sourcing a highly qualified candidate pool with diverse expertise, perspectives, and personal attributes. • **Action:** On April 24, after roughly eighteen months' of evaluating potential director candidates with support from an external board and executive recruiting firm, the Nominations and Governance Committee recommended, and the Board appointed, Dr. Judith Klimovsky to the Board and to the Science and Technology Committee. To stagger refreshment, the Board granted a one-year extension of the retirement policy to Dr. Roeland Nusse, and immediately commenced a search for his replacement.
Sustainability: Shareholders inquired about the Company's programs and progress regarding sustainability.	• **Response:** We noted that the Company would publish a Corporate Sustainability Report on an annual basis, described how the Board and its committees oversee and monitor the Company's sustainability programs, and detailed progress with respect to diversity and data collection. • **Action:** In fiscal 2024 we published our third Corporate Sustainability Report, including benchmarking to the standards set forth in the Task Force on Climate Disclosure, or TCFD. We hired a Director of Sustainability to coordinate our sustainability strategy and help implement in-progress programs on automated and expanded data collection. The Company conducted its first EcoVadis assessment, earning a bronze medal, and completed an enterprise-wide double materiality assessment. The Company will publish its fourth Corporate Sustainability Report in September 2024, the details of which are summarized in Corporate Sustainability on page 34.
Chuck Kummeth's Retirement: Some shareholders inquired about Mr. Kummeth's role with the Company following Mr. Kelderman's appointment.	• **Response:** We reiterated that when Mr. Kummeth retired as planned at the end of fiscal 2024, he would also retire from the Board.

Succession Planning

The Compensation Committee maintains a succession plan for the Company's executive officers that is periodically reviewed by the full Board. As part of its role in succession planning, the Board regularly reviews with the CEO the performance of the CEO's direct reports, as well as succession plans for each role, focusing on efforts by the executive officers to develop and grow qualified and diverse internal successors. The Board also receives formal reports from Bio-Techne's senior executives and interacts with them in both professional and social settings.

Annual Board and Committee Assessments

On an annual basis, and before the director nomination process begins, the Nominations and Governance Committee conducts an evaluation of the Board's and each committee's performance. In addition, individual directors are assessed on a periodic basis. The evaluation process includes a review of Board and committee processes and substance, as well as management's support of the same, including the following:

- The Board's effectiveness, structure, composition, and culture;
- The quality and content of the Board discussions;
- The Board's performance maintaining sufficient oversight over financial performance, commercial strategy, succession planning, risk management, compliance, culture, talent management, sustainability, cybersecurity, and other crucial areas;
- Management's availability and engagement with and support of the Board's work; and,
- Opportunities for improvement and future agenda items.

The Nominations and Governance Committee evaluates the responses and develops recommendations for addressing any issues of concern or opportunities for improvement, presenting its conclusions and recommendations to the full Board. In addition, the Board and each committee reviews and discusses its own assessment to consider whether any improvements or modifications may be needed. In response to feedback from past evaluations, the Board now includes subjects such as sustainability and cybersecurity in its meeting agenda, refined the meeting structure and schedule to allow for more discussion time and in-depth presentations on complex issues, and worked with management to enhance the way meeting materials are provided and presented.

The Board believes this annual evaluation process supports the effective evolution of the Board and its committees to responsibly represent shareholders' interests.

Board Committees

The Board currently has four standing committees: Audit, Compensation, Nominations and Governance, and Science and Technology. Each committee is governed by a written charter that was approved by the Board and is reviewed annually. The four charters are available on our website at www.bio-techne.com in the "Investor Relations" section under "Corporate Governance." The Board has, on occasion, established committees to deal with discrete matters, but no such committees were created in fiscal 2024.

Committee members are appointed by the Board each year, generally for a term of one year. The membership of each standing committee as of June 30, 2024, and the number of committee meetings held during fiscal year 2024, are shown below. The Board has determined that the members of all of the committees are independent.

Audit Committee	Meetings in 2024: 6 Average attendance: 100%

Members:

- John L. Higgins (Chair)
- Robert V. Baumgartner
- Julie L. Bushman

The Audit Committee is responsible for:

- appointing, supervising, and evaluating the Company's independent registered public accounting firm;
- reviewing the Company's internal audit procedures and quarterly and annual financial statements;
- monitoring the Company's internal controls over financial reporting and the results of the annual audit;
- overseeing the Company's cash investment policy;
- monitoring and evaluating materiality (if any) of cybersecurity incidents; and
- monitoring hotline ethics reports and other reports of financial fraud and other compliance matters with a potential financial impact.

The Board has determined that each member of the Audit Committee meets the enhanced independence requirements prescribed for audit committee members by applicable rules of the Securities and Exchange Commission ("SEC") and Nasdaq listing standards. In addition, for fiscal 2024, the Board has determined that Messrs. Baumgartner and Higgins are "audit committee financial experts" as such term is defined in applicable SEC rules.

Compensation Committee

Meetings in 2024: 7
Average attendance: 100%

Members:

- Julie Bushman (Chair)
- Joseph D. Keegan
- Rupert Vessey
- Randolph Steer (member until retirement on October 23, 2024)
- Robert Baumgartner (as of October 24, 2024)

The Compensation Committee is responsible for:

- establishing the compensation and performance goals for the CEO;
- working with the CEO to determine base and incentive compensation and performance goals for Bio-Techne's other executive officers;
- establishing overall policies for executive compensation;
- reviewing the performance of the executive officers;
- recommending to the Board and administering director compensation policies and practices; and
- overseeing the Company's management of human capital generally, including diversity, succession planning, and associated human capital and talents risks.

The Board has determined that each member of the Compensation Committee meets the enhanced independence requirements prescribed for compensation committee members by applicable SEC rules and Nasdaq listing standards.

Nominations and Governance Committee

Meetings in 2024: 7
Average attendance: 100%

Members:

- Robert Baumgartner (Chair) and member until October 24, 2024)
- Alpna Seth (Chair as of October 24, 2024)
- John L. Higgins
- Joseph D. Keegan (as of October 24, 2024)

The Nominations and Governance Committee is responsible for:

- recruiting and evaluating well-qualified candidates for the Board;
- selecting individuals to be nominated for election as directors;
- determining whether each member of the Board is independent;
- establishing governance standards and procedures to support and enhance the performance and accountability of management and the Board;
- considering the composition of the Board's standing committees and recommending any changes;
- evaluating overall Board performance;
- assisting committees with self-evaluations;
- monitoring emerging corporate governance trends; and
- reviewing and monitoring management's execution of the Company's sustainability strategy.

In recent years, the Committee was tasked by the Board with spearheading efforts to identify and evaluate CEO candidates to replace Mr. Kummeth, as well as identifying and evaluating director candidates to replace Dr. Steer and Dr. Nusse. Throughout these processes, the Board has been regularly updated and remained involved in the interviews and selection of finalist candidates.

Science and Technology Committee

Meetings in 2024: 2
Average attendance: 88%

Members:

- Roland Nusse (Chair)
- Alpna Seth
- Rupert Vessey
- Judith Klimovsky (member since April 24, 2024)
- Randolph Steer (member until retirement on October 23, 2024)

The Science and Technology Committee is responsible for:

- assisting the Board in providing oversight of management's actions and judgments relating to the Company's research and development activities, including its strategies, objectives, and priorities as they relate to current and planned R&D programs and technology initiatives;
- assisting the Board in evaluating the scientific elements of the Company's acquisitions and business development activities and risks related to research and development; and
- reviewing and advising the Board and management on the Company's overall intellectual property strategy.

Director Orientation and Continuing Education

Bio-Techne conducts an orientation process for new directors that includes providing comprehensive materials concerning the Company's business, strategy, organizational structure, scientific innovation programs, challenges, risks, and history. In addition, new directors meet with all executive officers and a number of senior leaders across a number of disciplines, and visit key Company facilities. This orientation is designed to familiarize new directors with the Company's strategic plans; significant financial, accounting, and risk management issues; code of ethics and compliance policies; principal officers and other senior management; and internal and independent auditors and legal counsel.

Thereafter, directors are expected to take such action, such as participating in continuing educational programs, as they think is necessary to maintain the level of expertise required to perform their responsibilities as directors. Bio-Techne reimburses Board members for reasonable expenses relating to ongoing director education, subject to certain pre-approval requirements.

Limits on Other Boards

No company director currently serves on more than two other public company boards.

Service on Bio-Techne's Board requires a significant commitment of time and energy. Therefore, our Principles of Corporate Governance provide that directors may not serve on the boards of other companies if such service would impede their ability to effectively serve on the Company's Board or would create any potential material conflicts. Directors must have approval from the Board Chair and the Chair of the Nominations and Governance Committee before agreeing to serve on the board of another company, and

no independent director may serve on more than four other public company boards. Per the terms of his employment agreement, Mr. Kelderman may not serve on more than two for-profit boards without the approval of the Chair of the Nominations and Governance Committee. In addition, executive officers and non-independent directors are prohibited from serving on the boards of any company where a Bio-Techne independent director is an executive officer.

Meetings and Attendance

The Board met seven times during fiscal 2024. Each director attended at least 85% of the meetings of the Board and all of the committees on which she or he served.

Directors meet their responsibilities not only by attending Board and committee meetings but also by conducting business via written actions in lieu of meetings. In addition, directors communicated informally throughout the year on various Board and committee matters with executive management, advisors, and others. All directors attended the Annual Meeting of Shareholders in October 2023, and all of the nominees are expected to attend the 2024 Annual Meeting.

The independent directors of the Board meet in executive session without members of management present on a regular basis. There were four such executive sessions in fiscal 2024. The Chair, Mr. Baumgartner, presided over these sessions.

How to Contact the Bio-Techne Board

Communications from shareholders are always welcome. Communications should be addressed to our Corporate Secretary or Vice President of Investor Relations by email at IR@bio-techne.com or regular mail addressed to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413. Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications regarding financial or ethical concerns will be forwarded to the chair of the Audit Committee.

Communications such as business solicitations or advertisements, junk mail and mass mailings, new product suggestions, product complaints or inquiries, and resumes or other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.

Director Compensation

The Company believes that compensation for non-employee directors should be competitive and should encourage ownership of Bio-Techne shares. The Compensation Committee reviews annually the level and form of director compensation and, if it deems appropriate, recommends changes to the Board.

Director Compensation Program for Fiscal Year 2024

Our director compensation program has not changed since 2020. Cash compensation for the non-employee directors continues to be as follows:

Every non-employee director	$75,000
Board Chair	additional $120,000
Chair of Audit Committee	additional $25,000
Chair of Compensation Committee	additional $17,500
Chairs of other committees	additional $15,000

These amounts are paid in monthly increments, and are pro-rated for a partial year of service if a director joins the Board other than by election at the annual meeting of shareholders. No additional compensation is paid for membership on committees or attendance at meetings, though non-employee directors are reimbursed for the reasonable expenses they incur to attend Board and committee meetings.

In addition, every year each non-employee director receives an equity grant valued at $200,000 (based on the closing price of Bio-Techne stock on the day of the most recent annual meeting) that vests upon the sooner of the one-year anniversary of the grant date or the next annual shareholder meeting. Equity grants are provided 50% in stock options, with a ten-year term and an exercise price equal to the fair market value of Bio-Techne's common stock on the grant date, and 50% in restricted stock. Non-employee directors who join the Board other than by election at an annual meeting of shareholders receive a pro-rated equity grant based on the portion of the year they will serve.

Directors who are employees of Bio-Techne or its subsidiaries do not receive any additional compensation for service on the Board.

Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines for all directors and executive officers to better align their interests with other shareholders. Non-employee directors are required to own stock at least equivalent in value to three times their annual retainer fee within five years. All directors met the requirements as of June 30, 2024, except Dr. Klimovsky, who has four more years to do so under the guidelines.

Compensation Paid to the Non-Employee Directors

Directors who are not employees of the Company were compensated for fiscal 2024 as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Robert V. Baumgartner	$ 210,000	$ 99,954	$ 100,010	$ 498	$ 410,462
Julie L. Bushman	91,042	99,954	100,010	498	291,504
John L. Higgins	100,000	99,954	100,010	498	300,462
Joseph Keegan, Ph.D.	75,000	99,954	100,010	498	275,462
Judith Klimovsky, M.D.	13,750	49,953	49,975	54	113,732
Roeland Nusse, Ph.D.	90,000	99,954	100,010	498	290,462
Alpna Seth, Ph.D.	75,000	99,954	100,010	498	275,462
Randolph C Steer, M.D., Ph.D.	76,458	99,954	100,010	498	276,921
Rupert Vessey, MA, BM BCh, FRCP, DPhil	75,000	99,954	100,010	498	275,462

(1) Amounts consist of annual director fees and chair fees for services as members of the Company's Board and its Committees. For further information concerning such fees, see the discussion above this table.

(2) For all directors except Dr. Klimovsky, the amounts represent the total grant date fair value of equity-based compensation for 1,625 shares of restricted stock granted pursuant to the Company's 2020 Equity Incentive Plan in fiscal year 2024 at the grant date market value of $61.51 per share, in accordance with Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 718. Upon her nomination to the Board, Dr. Klimovsky received a partial year grant upon commencement of her service as a director on April 24, 2024, in the amount of 680 shares of restricted stock at a grant date market value of $73.46 per share. As of June 30, 2024, each non-employee director, with the exception of Dr. Klimovsky, held 1,625 unvested shares of restricted stock. As of June 30, 2024, Dr. Klimovsky held 680 unvested shares of restricted stock.

(3) For all directors except Dr. Klimovsky, the amounts represent the total grant date fair value of equity-based compensation for 3,937 stock option awards granted pursuant to the Company's 2020 Equity Incentive Plan in fiscal year 2024, as calculated in accordance with the FASB ASC Topic 718. Upon her nomination to the Board, Dr. Klimovsky received a partial year grant upon commencement of their service as a director on April 24, 2024, in the amount of 1,610 stock option awards. Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements for fiscal year 2024 included in the Company's Annual Report on Form 10-K. As of June 30, 2024, the following non-employee directors held options to purchase the following number of shares of the Company's Common Stock: Mr. Baumgartner-93,073; Mr. Higgins-89,073; Dr. Keegan 44,093; Dr. Nusse-77,073; Dr. Seth-24,001; Dr. Steer-77,073; Dr. Vessey-26,353; Ms. Bushman-17,401; and Dr. Klimovsky-1,610.

(4) Amounts represent the total dollar value of dividends paid on restricted share awards, as those amounts were not factored into the grant date fair value.

Corporate Sustainability

We understand that delivering on our mission over the long term requires the integration of sustainability into our business strategy, including environmental, social, and governance ("ESG") considerations. Bio-Techne has always operated with a focus on long-term, sustainable business success.

Beginning in 2020, we introduced sustainability as a strategic focus of our business, and began a thorough process to identify and evaluate those topics and initiatives that would fortify a durable, growing business and drive stakeholder value. These initial assessments resulted in a report that we published in the fall of 2020, and which was followed by substantial work to build a culture and an ecosystem in which sustainability initiatives would be viewed as an enterprise-wide priority. These substantial achievements and efforts were described in our 2022 and 2023 Corporate Sustainability Reports. In 2024, our momentum continues.



We have hired our first fully dedicated sustainability leader

After recognizing the increasing need for full-time, dedicated sustainability management across the enterprise, we successfully recruited and hired a Director of Sustainability to spearhead, coordinate, and oversee our sustainability efforts. The Director of Sustainability reports into the General Counsel and Chief Sustainability Officer, with direct lines of engagement to leaders throughout the enterprise in all functions and regions, including the commercial business, to guide and support our sustainability mission.



We earned an EcoVadis Bronze Medal Rating

Responding to our customer requests, we completed the EcoVadis sustainability assessment of our material sustainability impacts. EcoVadis evaluates document-based submissions on a broad range of non-financial management systems including environmental, labor and human rights, and ethics and sustainable procurement impacts. With our first EcoVadis assessment, we earned a Bronze Medal with a score of 57. In partnership with sustainability consulting partners, we have used our EcoVadis scorecard as one lens through which to focus our sustainability efforts and develop action plans to maximize our future sustainability progress.



We completed a double materiality assessment

In preparation for our upcoming required disclosure pursuant to the European Union's Corporate Sustainability Reporting Directive ("CSRD"), through the European Sustainability Reporting Standards ("ESRS"), we engaged subject matter expert consultants to perform an enterprise-wide double materiality assessment with the assistance of internal and external stakeholders. This assessment involved identification of our material sustainability impacts, risks and opportunities through both financial materiality and impact materiality perspectives. We will use the results of this exercise to refine our sustainability strategy, to ready the enterprise for CSRD disclosure requirements, and to inform action plans across the enterprise. We plan to repeat this exercise annually to ensure we are always focused on our most material impacts, risks and opportunities.



We committed to reducing our environmental impact

We submitted a letter of commitment to reduce our Scope 1, 2 and 3 greenhouse gas emissions, to be validated by the Science Based Target Initiative (SBTi) in two years.



We joined the United Nations Global Compact

We recently joined the United Nations Global Compact ("UNGC") to show our support of its ten principles related to human rights, labor, the environment, and anti-corruption. We committed to providing the UNGC with a periodic communication on our progress on upholding universal sustainability principles and fostering sustainable development goals.



We have ingrained sustainability into Board and organizational governance

- The Board and its committees receive regular updates on our sustainability strategy and progress, including changes to global legal and regulatory requirements.
- The Sustainability Oversight Council, a management body led by the General Counsel and Chief Sustainability Officer, and comprised of the CEO and the rest of executive leadership, established regular meetings to discuss sustainability strategy, and incorporated sustainability into the Company's annual prioritization process.
- The Sustainability Working Group, led by the General Counsel and managed by our director of sustainability, established a regular meeting regimen and drove a number of sustainability initiatives, including the improvement of data collection and the implementation of numerous sustainability-focused projects at the Company's sites.



We initiated sustainability projects across our enterprise.

We continued to infuse sustainability into our annual prioritization process, resulting in a number of projects across the enterprise that are designed to promote sustainability. Projects included:

- The move to our LEED Silver-certified Dublin distribution center, 100% electric and heated via the transfer of air released from laboratory freezers;
- Prioritization of a Kan Ban project with a key supplier in Wallingford, CT, whereby bins are reused to transport product components for 62,000 assemblies annually;
- A 91% reduction in printed paper in Abington, UK by utilizing digital platforms and processes; and
- The prioritization of sustainable packaging, including converting blue plastic tubs to paperboard which is estimated to reduce annual plastic use by nearly 70,000 pounds, and converting EPS and Styrofoam to corrugated paperboard trays to ship blood tubes, estimated to eliminate up to 72,000 EPS trays annually.



We improved the transparency of our reporting of ESG matters.

Bio-Techne's 2024 Corporate Sustainability Report will be available on our website at www.bio-techne.com/corporate-and-social-responsibility later in September. This report expands on our 2023 report by updating disclosure about our GHG emissions, further describing our improved data collection efforts and plans, and offering additional disclosure regarding human capital, governance, and the role of our products in advancing science and healthcare. In addition to reporting to SASB and TCFD standards, this report includes additional disclosures including our EcoVadis score and our commitment to SBTi.

As we considered how to improve our ESG efforts and disclosures, we continued to focus on our "Four Pillars" of corporate sustainability shown below.

Pillar	Description
Pillar One Our People	Everything starts with our people. Without our dedicated, passionate, and innovative Bio-Techne team members, we would not be developing the tools that academic and biopharma researchers rely on every day to push science forward. Our four key EPIC values (Empowerment, Passion, Innovation, and Collaboration) are the backbone for the way we approach everything related to our people. As a global science organization, we value continuous learning and development opportunities for our employees, as well as a diverse and inclusive work environment that respects employees from all cultures and backgrounds.
Pillar Two Advancing Science	Bio-Techne has a 48-year history of developing innovative and cutting-edge tools to advance biopharmaceutical and academic scientific discoveries and technologies to enable and improve disease diagnosis. Our commitment to advancing science goes beyond developing the products the scientific community needs to drive discoveries. We also strive to deliver these products with a focus on sustainability, quality, and responsible sourcing, and commit to continuously improving how we package our products to minimize our environmental footprint.
Pillar Three Governance and Operational Integrity	We adhere to many governance best practices, which we believe form an important foundation for actions and decisions of management and the Board in the best interests of all of our stakeholders. We also are committed to ethical and legal conduct and have implemented policies and processes to ensure our partners and suppliers operate with integrity as well.
Pillar Four The Environment	We care about minimizing the environmental impacts of our operations, conserving natural resources, and providing effective stewardship of the environment. We demonstrated our commitment to environmental sustainability by earning ISO 14001 certifications at our Minneapolis, Minnesota headquarters, our St. Paul, Minnesota site, our European headquarters in the UK, and our Langley, England, Wiesbaden, Germany, and Rennes, France sites, and by collecting and disclosing data on Scopes 1 and 2 greenhouse gas emissions. In addition, we've prioritized a number of improvements to packaging, including replacing plastic vial and kit packaging with corrugated and paperboard materials.

Information about our sustainability efforts is posted on our website, at https://bio-techne.com/about/corporate-and-social-responsibility, which includes additional detail that is not part of or incorporated by reference into this Proxy Statement.

Proposal 3: Advisory Vote on Executive Compensation

Approve the compensation of our named executive officers

✓ YOUR BOARD RECOMMENDS A **VOTE "FOR"** SUPPORT OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION.

The Board has adopted a policy providing for annual say-on-pay advisory votes. This vote is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures relating to the named executive officers. We urge you to read the Compensation Discussion and Analysis, which discusses Bio-Techne's compensation philosophy and explains how our compensation policies and procedures implement that philosophy. The Compensation Committee believes the policies and procedures articulated in the Compensation Discussion and Analysis are effective in implementing the Company's compensation philosophy and in achieving its goals, and that the compensation of the NEOs in fiscal year 2024 reflects and supports these compensation policies and procedures.

We ask our shareholders to vote on the following resolution at the Annual Meeting:

> **"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2024 Summary Compensation Table and the other related tables and disclosures."**

This advisory vote on named executive officer compensation is not binding on the Board. However, the Compensation Committee will take into account the result of the vote when determining future executive compensation arrangements.

Under applicable Minnesota law and the Company's Fourth Amended and Restated Bylaws, this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Executive Compensation

Key Highlights

Successfully completed transition to new CEO with Mr. Kelderman assuming the role of President and Chief Executive Officer on February 1, 2024, and Mr. Kummeth retiring in July 2024 as scheduled.

Responding to shareholder feedback, the Compensation Committee conducted a comprehensive review of the design and composition of NEO compensation and made a number of changes effective in fiscal 2025.

Demonstrating alignment of pay for performance, the NEOs' bonus payouts were strictly in line with financial performance, as the fiscal 2022 performance grants did not vest due to failure to achieve payout targets, and Mr. Kummeth's fiscal 2024 one-year performance grant did not vest.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis ("CD&A"), we provide an overview of our executive compensation philosophy and objectives and describe the material components of our executive compensation program. Please also review the tables that immediately follow this section, which provide more information, including historical compensation information.

As of June 30, 2024, the following officers were our Named Executive Officers (or NEOs):













KIM KELDERMAN* President and Chief Executive Officer	**JAMES HIPPEL** Executive Vice President – Finance and Chief Financial Officer	**WILLIAM GEIST** President – Protein Sciences	**MATTHEW MCMANUS*** President – Diagnostics and Genomics	**SHANE BOHNEN** Senior Vice President – General Counsel and Corporate Secretary	**CHUCK KUMMETH*** Former Chief Executive Officer

* Mr. Kelderman was appointed by the Board to be Chief Operating Officer effective on November 1, 2023, and Chief Executive Officer effective February 1, 2024, replacing Mr. Kummeth who transitioned to Senior Advisor until his retirement on July 1, 2024. Dr. McManus was hired to succeed Mr. Kelderman as President – Diagnostics and Genomics effective January 8, 2024.

Executive Summary

In fiscal 2024 we successfully navigated strong industry headwinds and a rapidly evolving macro environment, all while continuing to execute on our long-term growth strategy. As we successfully managed the transition of our CEO leadership, our focus and commercial execution remained strong and we delivered differentiated financial performance that was among the best of our peers. Our strategy for delivering profitable, sustainable growth remains consistent: capitalize on high potential end markets, develop and commercialize innovative products, and expand our portfolio and end markets through acquisitions and strategic partnerships.

The Company ended the year with:



1%
ORGANIC REVENUE GROWTH

$1.159 BILLION
TOTAL REVENUES

$130 MILLION
CAPITAL RETURNED TO OUR SHAREHOLDERS

In order to produce such strong results relative to our peers, we emphasized operational excellence, conservative cost management, and prudent investment. Our record of delivering strong shareholder returns reflects our commitment to creating long-term shareholder value.



REVENUES
(in millions)

$1,159
$358
FY 2014
FY 2024

12% CAGR

CASH FROM OPERATIONS
(in millions)

$299
$137
FY 2014
FY 2024

8% CAGR

ADJUSTED OPERATING INCOME
(in millions)

$370
$184
FY 2014
FY 2024

7% CAGR

TOTAL SHAREHOLDER RETURNS*

-11.9%	7.0%	12.8%
1-YEAR	5-YEAR	10-YEAR

* 5 and 10-year returns represent annualized figures

Incentive Payouts for Business Performance

Fiscal Year 2024 Incentives for Executive Employees

Our Compensation Committee aligns pay with performance and strategic initiatives by tying a significant portion of our long- and short-term incentive awards to rigorous revenue-and earnings-based financial goals. Despite a difficult economic macro-environment, our leadership, and our entire team, delivered differentiated performance against our industry peers in fiscal 2024. As discussed in "Fiscal Year 2024 Target Bonus Earned Incentives" on page 50, Bio-Techne met organic revenue growth thresholds on a Company-wide basis, as well as within its Protein Sciences and Diagnostics and Genomics Segments; additionally, the Diagnostics and Genomics Segment met its operating margin threshold, though this threshold was not met on a Company-wide basis or by the Protein Sciences Segment.

Addressing Shareholder Feedback Regarding Executive Compensation

The Compensation Committee and management took the feedback from its shareholders as well as proxy advisors ISS and Glass Lewis as a call to action, and committed to improved transparency as well as a rigorous evaluation of shareholder feedback. Accordingly, during a fiscal 2024 the Compensation Committee and management embarked on a comprehensive review and partial re-design of Bio-Techne's executive compensation program, leading to a number of changes applicable for fiscal 2025. The below timeline highlights the Company's engagement efforts, as well as how the Compensation Committee considered shareholder feedback and took action. Further below are the detailed analyses, considerations and actions undertaken by the Committee.

Timeline of Shareholder Engagement and Compensation Committee Actions

2023

June 23 – July 26	Shareholder engagement discussions (representatives of 30% of shares) • Shareholders voice concerns regarding certain aspects of executive compensation program
August 3	Compensation Committee meeting • Confirm FY23 annual bonus and LTI results • Set executive compensation for FY24
September 6	Compensation Committee meeting • Approve CD&A in proxy
September 13	Bio-Techne publishes 2023 proxy
September 15	Compensation Committee meeting • Set three-year performance grant targets
October 4	Compensation Committee meeting • Approve COO and CEO compensation package for Mr. Kelderman (subject to acceptance) • Consider and evaluate one-time grants for senior executives Mr. Hippel and Mr. Geist
	Glass Lewis proxy analysis
October 6	ISS proxy analysis
October 16 – 22	Shareholder engagement discussions (representatives of 39% of shares) • Several shareholders advise they would vote against Say on Pay • Management addresses feedback from shareholders, as well as ISS and Glass Lewis, regarding executive compensation concerns
October 19	Kim Kelderman appointed by Board to succeed Chuck Kummeth as CEO
October 26	Annual Shareholder Meeting

2024

January 24	Compensation Committee Meeting • Evaluate rTSR performance • Discuss inclusion of cap on rTSR (for 3-year LTI) where TSR is negative • Evaluate ROIC as a measure for executive compensation • Evaluate use of ESG/Sustainability metrics as a measure for executive compensation • Evaluate mix of fixed vs. at-risk compensation • Analyze the bands of "threshold – target – max" payout range for annual bonus
April 23	Compensation Committee Meeting • Discussed and Approve changes to peer group for executive compensation • Discussed and Approve rTSR comparator group • Further discussed and Approved cap on rTSR (for 3-year LTI) when TSR is negative
June 14	Compensation Committee meeting • Discuss and Approve update to mix of executive compensation equity compensation, weighted as follows: • 25% time-vesting RSUs • 25% time-vesting Options • 50% performance-vesting RSUs

Shareholder Feedback: Concerns about Mr. Kummeth's CEO compensation design

What Shareholders said:

Shareholders were concerned that Mr. Kummeth's CEO compensation did not align pay with performance, and requested additional insight regarding his compensation, including the rationale for the performance grant he received in fiscal 2023.

How we responded:

- We committed to improved transparency regarding the rationale for Mr. Kummeth's compensation package
- The structure of Mr. Kummeth's package sought to align pay with Company performance, specifically continued growth, and to ensure motivation and retention for the two-year period that the Board had to identify and appoint a successor
- As the pay mix was predominantly at-risk compensation consisting of performance-vesting options, it was designed to incentivize sustainable, profitable growth both during the measurement period and beyond
- The Committee believes that this package was successful because of Mr. Kummeth's and the Company's performance remained strong throughout the entirety of a potentially disruptive, and ultimately successful and smooth CEO transition.
- The Committee does not intend to implement a compensation package that deviates from the design applicable to other NEOs absent compelling circumstances

Bio-Techne announced on August 4, 2022, that Mr. Kummeth would be retiring at the end of fiscal 2024. By providing ample advance notice, Mr. Kummeth ensured that the Board would have sufficient time to identify and evaluate potential successors and facilitate a smooth and orderly handover of responsibility. The Compensation Committee and its external compensation consultant of a situation-specific compensation arrangement designed to secure Mr. Kummeth's continued service until and through the next CEO commenced employment, in order to ensure an orderly, planful and smooth transition of the role. The overriding goal of this compensation package was to retain Mr. Kummeth's active services through the end of fiscal 2024, and to provide a strong incentive for continuing to guide the Company to outstanding performance until his successor could be selected and step into the role.

Mr. Kummeth's salary and target bonus were set to remain flat through to his retirement. Mr. Kummeth's time-vested equity consisted of time-vested RSU grants in the amount of $5 million for each of fiscal 2023 and fiscal 2024, and which was consistent with the amount of time-based equity he received in fiscal 2022.

The greatest percentage of Mr. Kummeth's compensation package for 2023 and 2024 came in the form of performance-vesting options that the Committee felt aligned pay with performance during a potentially distracting transition. These performance-vesting options were timed to align with his planned exit, and were spread across two discrete tranches valued by the Committee at $20 million. The first half of the performance-vesting options were eligible to vest based on fiscal 2023 performance, and the other half were eligible to vest based on fiscal 2024 performance. Both tranches could only vest if the Company hit organic revenue goals in line with the other NEOs. The Committee's rationale for this shorter time period was that such a structure ensured that a single underperforming year would not render the entire award unachievable and undermine the retention and motivation objectives inherent in the grant. Further, even if the stock options vested, they would only have meaningful value if there was significant appreciation in the value of Bio-Techne common stock. Notably, at the time this portion of Mr. Kummeth's compensation was negotiated, the preliminary calculations estimated the option award to be worth approximately $20 million for the two years, which would have been in line with his fiscal 2022 equity grant value of $10.3 million on an annualized basis. Instead, the steady increase in the Black-Scholes value of an option drove up the overall value of Mr. Kummeth's options by approximately $4 million and which was a cause for shareholder concern.

The Compensation Committee believes that the design and structure of Mr. Kummeth's compensation was ultimately effective, as his and the Company's performance remained strong relative to peers despite considerable challenges to the macro-environment, and, since the Company was able to execute a successful and smooth CEO transition. Because the Company unfortunately did not attain the threshold organic revenue targets required for either of Mr. Kummeth's performance-based options to vest, no payout was awarded. As such, the realized value attributable to the award was $0.

Shareholder Feedback: Mr. Kummeth's CEO compensation was inconsistent with compensation for the other NEOs

What Shareholders said:

Shareholders were concerned that the inconsistency in the design of Mr. Kummeth's CEO package might result in misalignment with the other NEOs.

How we responded:

- We committed to improved transparency
- The Compensation Committee believed that it would serve shareholder interests with compensation tailored to circumstances unique to Mr. Kummeth
- The Compensation Committee considered shareholder concerns in aligning the design of Mr. Kelderman's CEO compensation with the other NEOs

The Compensation Committee considered this feedback when it structured Mr. Kelderman's CEO compensation. While we believe that Mr. Kummeth's transition and retirement warranted an approach that was tailored to the circumstances, and note that Mr. Kummeth remained actively engaged during the CEO selection and transition process, the Compensation Committee applied the same design and structure to Mr. Kelderman's CEO compensation as it applied to compensation for the other NEOs.

Shareholder Feedback: Consider including other performance metrics in the executive compensation program

What Shareholders said:

Shareholders recommended we consider adding performance metrics in our executive compensation program, such as return on invested capital (ROIC) or sustainability objectives.

How we Responded:

- The Compensation Committee reviewed this recommendation during fiscal 2024
- The Committee determined that an ROIC measure would risk disincentivizing strategically beneficial investments and undermine long-term shareholder value
- The Committee will continue to evaluate the viability of these and other measures in future years

While the feedback provided by shareholders on this subject related primarily to the Company's measures for long-term incentive compensation, the Compensation Committee opted to review the design of both our short- and long-term awards. Specifically, the Compensation Committee sought data on its peers' experience using either ROIC or sustainability measures to determine whether their experience offered insight as to how such a measure could be modeled at Bio-Techne. This analysis provided insufficient data, as only a small minority of the Company's peers used ROIC, and that ESG goals were also infrequently and inconsistently used.

The Committee further evaluated how either of these measures may impact and incentivize performance, and determined that neither measure was appropriate at this time. The Compensation Committee concluded that an ROIC metric could disincentivize risk-taking in line with the Company's strategy, or could incentivize taking risks misaligned with long term value creation. With respect to ESG goals, the Committee felt that its existing structure already aligned with long-term, sustainable, value-creation, and that adding narrow ESG goals might disrupt or distract from the broader strategy of growth and sustainability. The Committee has committed to continue to assess the potential inclusion of either or both of these measures in future years if aligned with Company objectives and shareholder value creation.

Shareholder Feedback: Concerns about narrow annual bonus payout curve

What Shareholders said:

Shareholders stated that the annual cash bonus payout curve seemed narrow, leading to potential bonus payouts that are disproportionate to actual achievements.

How we Responded:

- The Compensation Committee reviewed this recommendation during fiscal 2024
- The Committee implemented an expanded curve, with a lower threshold and a higher maximum, serving shareholder interests in retaining strong leadership while motivating exceptional performance

The Compensation Committee evaluated its fiscal 2023 curve of 97% - 103% and agreed that these payout bands disproportionately rewarded overperformance, and simultaneously did not sufficiently reward the Company's differentiated actual performance relative to its peers in the face of significant industry headwinds. To better align pay with performance as well as to simultaneously drive retention and exceptional performance, the Compensation Committee implemented a wider payout band effective for fiscal 2025. For external data points, the Compensation Committee analyzed the payout curves used by the Company's peers for these same measures, and noted that peers utilized wider curves with lower thresholds and more challenging maximum thresholds. Accordingly, the Committee adopted for fiscal 2025 a payout range for organic revenue measure of 93% for threshold and 105% for maximum; and for adjusted operating margin, 92% for threshold and 108% for maximum.

Shareholder Feedback: Desire for additional information concerning fiscal 2024 rTSR Input

What Shareholders said:

Shareholders requested greater detail regarding the design of the rTSR input into the performance-vesting portion of fiscal 2024 long-term incentive compensation.

How we Responded:

- We committed to improved transparency
- See "Introducing the rTSR Measure for Fiscal 2024 Performance-Based Long Term Incentives" on page 51
- We have provided details regarding changes to the rTSR measure that will be effective in fiscal 2025

Consistent with our commitment to providing transparency on our executive compensation philosophy and structure, we are providing a detailed overview of our rTSR metric found in "Introducing the rTSR Measure for Fiscal 2024 Performance-Based Long-Term Incentives" on page 51, as well as changes implemented for fiscal 2025 in Preview of Executive Compensation Changes for Fiscal Year 2025 on page 55.

Shareholder Feedback: Consider increasing the percentage of at-risk compensation

What Shareholders said:

Shareholders asked that the Company consider increasing the percentage of at-risk or variable compensation.

How we Responded:

- The Compensation Committee reviewed this recommendation during fiscal 2024
- The Committee determined that executive compensation had an appropriate mix of at-risk and variable compensation dependent on company performance

The Compensation Committee worked with its compensation consultant to evaluate whether the pay mix for its executive officers was structured to achieve long

term shareholder value through exceptional performance and retaining top leadership talent. This analysis anchored on the fact that Mr. Kelderman's at-risk/variable CEO compensation was 89%, meaning that this percentage of his compensation depended on current and future company growth, through bonus payment, future value of options, etc. Similarly, the other NEOs average percentage of at-risk/variable compensation was 82%.

As additional data points, the Compensation Committee benchmarked these data against its peers, and found that Bio-Techne's CEO's and other NEOs' percentages of at-risk/variable compensation was significantly greater than its peers. Accordingly, based on its comprehensive evaluation and competitive position on executive compensation, the Committee did not feel an increase in at-risk/variable compensation was warranted.

How Our Fiscal 2024 Executive Pay Program Works

Our executive compensation program includes several elements that are tailored to reward specific aspects of Company and business-line performance that the Board believes are central to meeting key business objectives and delivering long-term shareholder value. In particular, we strive to align executive compensation with our key strategic objectives: the development of core products and innovation, geographic expansion, commercial execution, operational excellence, continued growth through mergers and acquisitions and strategic collaborations, and talent retention and recruitment.

Base Salary	• Set to be competitive in the marketplace • Adjusted when the Compensation Committee determines an increase is warranted due to a change in responsibilities, demonstrated performance, or relevant market data
Short-Term Incentives	• Earned based on performance against goals for Company-wide (and for some executives, segment) organic revenue and adjusted operating income
Long-Term Incentives	• Incentivize executives to deliver long-term shareholder value • Provide a retention vehicle • Typically in the form of share options and RSUs

2024 Executive Compensation Program

	Element	Form	2024 Metrics and Weighting	Alignment with Shareholder Value Creation
1	Base Salary	Cash Fixed		• Attracts and retains high-performing executives by providing market-competitive fixed pay
2	Annual Cash Incentive (Short-Term Incentives)	Cash Performance-Based	**50%** Organic Revenue **50%** Adjusted Operating Income	• Drives Company-wide and segment performance • Focuses efforts on growing profitable revenue and earnings and achieving strategic business goals
3	Long-Term Equity Awards (Long-Term Incentives)	Three-Year Performance-Based Options & Three-Year Performance-Based RSUs (equal weighting)	**40%** Organic revenue **35%** Adjusted Operating Margin **25%** rTSR	• Encourages executives to be, and to think like, shareholders • Motivates executives to deliver sustained long-term growth to the business and to the Company's share price • Retains high–performing executives by providing a meaningful incentive to stay with the Company • Incentivizes strong performance and profitable growth through award of variable equity
		Time-Vesting Options		
4	Retiring CEO Equity Grants*	One-Year Performance-Based Options to be granted in FY23 and FY24	**100%** Organic revenue goal in line with revenue goal applicable to other NEOs	• Drives Company-wide performance • Focuses efforts on growing revenue and earnings and achieving strategic business goals • Drives retention and incentivizes performance to and through appointment of successor
		Restricted Stock Grant		
5	Other Compensation and Benefits			• Attracts and retains high-performing executives by offering competitive benefits

• Note that retiring CEO Mr. Kummeth did not receive the Long-Term Equity Awards listed in row 4, as the structure of his package during the CEO transition included base salary, annual cash inventive, restricted stock grant, and the two-year performance grants.

Target Pay

Our executive compensation packages are heavily weighted to variable, at-risk pay in order to align pay with performance, as shown below. The Compensation Committee does not have any formal policies for allocating total compensation among the various components.

Instead, the Compensation Committee uses its judgment, in consultation with its independent compensation consultant, to establish a mix of short-term and long-term incentive compensation, and cash and equity compensation for each NEO. The balance among the components may change from year to year based on corporate strategy and objectives, among other considerations.

For fiscal year 2024, our NEOs had the below target pay mix. The below diagram includes Mr. Kelderman's annualized CEO pay mix along with Mr. Kummeth's pay mix.


2024 CEO TARGET PAY MIX (MR. KELDERMAN)
19% Performance RSUs
11% Base Salary
12% Bonus
19% Performance Options
89% Variable
38% Time-based Options
2024 AVERAGE NEO TARGET PAY MIX
23% Performance RSUs
15% Base Salary
13% Bonus
85% Variable
23% Performance Options
26% Time-based Options
2024 CEO TARGET PAY MIX (MR. KUMMETH)
6% Base Salary
25% Restricted Stock Units
9% Bonus
94% Variable
85% Long-Term Equity
60% Performance-based Equity

Best Practices in Compensation Governance

Bio-Techne maintains a number of best practices with respect to compensation that we believe encourage actions that are in the long-term interests of our shareholders and the Company.

- ✓ **Pay for performance.** Approximately 89% of our new CEO's target direct compensation, and 85% of target direct compensation (on average) for the other NEOs, was variable and at-risk.
- ✓ **Emphasize long-term performance through equity grants.** Approximately 77% of our new CEO's target direct compensation (72% on average for our other NEOs) is equity-based, with multi-year vesting. Due to his retirement and support during the CEO transition, Mr. Kummeth's performance equity grants could have vested in two one-year periods, but ultimately did not vest.
- ✓ **Sound financial goals.** Financial goals for incentive plans are based on targets that are challenging but achievable.
- ✓ **Double-trigger vesting provisions.** Equity awards will not automatically vest following a change in control unless there is also a qualifying termination of employment.
- ✓ **Robust stock ownership requirements.** The CEO must own Bio-Techne shares valued at 6x his base salary and the other executive officers must hold shares valued at 3x their respective base salaries.
- ✓ **No hedging/no pledging.** Directors and executive officers may not hedge Company securities and, subject to limited exceptions, may not pledge Company securities as collateral for any loan.
- ✓ **No repricing of stock options or stock appreciation rights without shareholder approval.** Any re-pricing or exchange of equity awards would require shareholder approval.
- ✓ **Mitigate undue risk.** We annually review all incentive programs for material risk.
- ✓ **Engage independent consultants.** The Compensation Committee engages independent compensation and legal consultants.
- ✓ **No golden parachute tax gross-ups.** Our agreements with executive officers have never included golden parachute tax gross-ups.
- ✓ **Clawback for overpayments.** Our recoupment policy, which is applicable to current and former executive officers, requires recoupment of incentive-based compensation where a restatement indicates that an overpayment occurred.

Compensation Philosophy and Objectives

The Compensation Committee reviews and approves each executive's compensation annually and is responsible for ensuring that compensation for the executive officers is consistent with four objectives: attracting and retaining highly qualified executives, tying pay to performance and Company strategy, aligning executives' incentives with long-term shareholder interests, and encouraging internal pay equity. These compensation objectives inform the Compensation Committee's decisions about the appropriate level for each compensation component for each NEO. The Committee's philosophy is that executive compensation should be market-competitive and should emphasize at-risk cash bonus opportunities and equity compensation that reflect the Company's performance goals and that are commensurate with each executive's scope of responsibility.

Bio-Techne's business planning process, which is determined by the overall business environment, industry and competitive factors, and our goals and strategies, drives our annual operating plan and establishes our long-term financial, operational, and strategic objectives. The Compensation Committee sets targets for our incentive plans based on these objectives.

Key Considerations in Development of Annual and Long-Term Goals

Business Environment	Competitive Factors	Company-Specific Factors
● Market outlook	● Industry trends	● Historical trends
● International trends	● Competitive landscape	● Historical performance
● Analyst expectations	● Market growth	● Strategic initiatives
● Tax policy		● Capital deployment opportunities
		● Recent capital deployment decisions

Our Process for Establishing Executive Compensation

Role of the Compensation Committee

The Compensation Committee establishes compensation programs for the Company's CEO and other NEOs and administers the Company's equity-based and performance-based compensation plans. Accordingly, the Compensation Committee is responsible for reviewing cash and equity incentives payable to executives and has the authority to grant restricted share units of Bio-Techne common stock and options to purchase Bio-Techne common stock to all participants under the Company's equity award plans and to determine all terms and conditions of such awards. The Compensation Committee assesses annually the base compensation and the potential variable compensation that the NEOs will be eligible to earn if they achieve the Company's financial targets.

Role of the Chief Executive Officer in Compensation Decisions

The CEO makes recommendations to the Compensation Committee regarding the base compensation and target incentive amounts for the executive officers who report to him. Such recommendations take into account internal pay equity, position within an internal compensation range, changes in responsibilities, compensation levels for similar positions in our industry and geographic location, and other factors the CEO considers important in establishing competitive compensation for the other executives. The CEO's recommendations reflect our view that there should be a reasonable relationship between executive salaries and the salaries of average employees or mid-level managers, that executives' bonuses should be based on performance, and that long-term incentives should primarily be equity-based arrangements that are tied to long-term improvements in financial results and other factors that lead to appreciation in the Company's share price.

The Compensation Committee discusses the CEO's recommendations and may accept or adjust them based on its own assessment of Bio-Techne's strategic goals, executive responsibilities, and internal pay equity, and its independent review of local comparative data for all industries. No executive is present during the Compensation Committee's final discussion and determination of the type and amount of compensation to be paid.

Role of Consultant

The Compensation Committee has retained Aon Talent ("Aon") as its independent outside compensation consultant since 2013 because the Committee believes that working with an independent compensation consultant furthers the objectives of the Company's compensation program. For fiscal year 2024, Aon provided the Compensation Committee with a peer group analysis and helped the Committee structure the compensation program for the CEO and other executive officers. Additionally, Aon provided analysis and benchmarking to support the Compensation Committee's review and response to shareholder concerns as detailed above throughout fiscal year 2024.

The Compensation Committee annually evaluates Aon's independence and performance under the applicable Nasdaq listing standards, and has sole authority to retain or replace its independent compensation consultants. In fiscal year 2024, the Compensation Committee determined that Aon continued to be independent under applicable Nasdaq listing standards.

Use of a Peer Group to Set Pay

The Compensation Committee refers to a comparative group of life sciences companies when evaluating executive compensation. It is not possible to compile a peer group of companies that directly compete with Bio-Techne, as competitors tend to be significantly larger or much smaller and have narrower product portfolios. However, the companies included in the comparative group operate in the same general industry, and the Compensation Committee believes such companies compete for a similar pool of executive talent.

Furthermore, the peer companies are similar to Bio-Techne in terms of market capitalization and one or more of the following measures: operating income, revenue, and headcount. While shareholders and advisory groups sometimes rely solely on industry classification and revenue to assess whether a peer group is appropriate, the Compensation Committee believes that using operating income, market capitalization, and headcount are equally beneficial because these metrics directly relate to the creation of shareholder value and provide a better measure of the Company's place in the market than revenue alone. This is especially true because Bio-Techne is a high-growth company. Anticipating continued strong growth, the Compensation Committee strives to attract and retain executives with the skills to not only manage the Company as it exists today, but also to guide the Company as it continues to grow organically and through acquisitions in the future. For that reason, the Compensation Committee has determined that market capitalization should be the primary metric for identifying industry peers, but operating income, revenue, and headcount are instructive supplemental metrics.

Our compensation peer group serves as one data point when executive pay packages are set. Although it is useful as a reference, the Compensation Committee does not target any percentile within this peer group as a specific objective. Instead, compensation decisions are based on the full consideration of many factors, including individual and Company performance, market data, internal equity, experience, strategic needs, and individual responsibilities.

Before setting fiscal year 2024 compensation opportunities for the NEOs, the Compensation Committee, with the assistance of Aon, reviewed the peer group to ensure the constituents remained reasonable for pay and performance comparisons.

For compensation decisions for fiscal year 2024, our peer group consisted of the following companies:

- Align Technology, Inc.
- Alkermes plc
- Avantor, Inc.
- Bio-Rad Laboratories, Inc.
- EXACT Sciences Corporation
- Globus Medical, Inc.
- Haemonetics Corporation
- IDEXX Laboratories
- Insulet Corporation

- Integra LifeSciences Holdings Corp
- Masimo Corporation
- Natera, Inc.
- QIAGEN N.V
- QuidelOrtho Corporation
- Repligen Corporation
- Revvity Inc.
- Teleflex Inc.
- Waters Corp.

Peer Group Measures (at the time the peer group was confirmed)

Market capitalization
- peer median: $11.04 billion
- Bio-Techne's market capitalization: $12.8 billion
- Bio-Techne's position: 60th percentile

Revenues
- peer median: $2.060 billion (trailing four quarters)
- Bio-Techne's revenues: $1.198 billion
- Bio-Techne's position: 18th percentile

Operating Income
- peer median: $343.3 million (trailing four quarters)
- Bio-Techne's operating income: $288. million
- Bio-Techne's position: 58th percentile

Annualized 3-Year TSR
- peer median: 6%
- Bio-Techne's annualized 3-Year TSR: 11%
- Bio-Techne's position: 58th percentile

Overview of the 2024 Compensation Program

The Company's executive compensation program consists of base salaries, annual cash performance bonuses, long-term equity awards, and various benefits, including a Profit Sharing and Savings Plan in which all qualified Company employees participate.

Starting this fiscal 2024, the Compensation Committed implemented an updated design to performance-based LTI by adding a new metric: Relative Total Shareholder Return ("rTSR"). The design and rationale for this new measure are set forth below.

Appointed on February 1, 2024, Mr. Kelderman's CEO compensation aligns with the design and structure of the other NEOs, with a strong emphasis on at-risk compensation. Finally, Mr. Kummeth's compensation did not change in salary, bonus eligibility or equity, with the same overall design as in fiscal 2023 tailored to ensure a well-supported and seamless transition.

Base Salary

Base salary–the only fixed component of our executive officers' direct compensation–provides competitive pay to attract and retain our talented executives. Annual salary decisions for each NEO are made after considering competitive data, the skills and experience the NEO brings to the Company, the length of time the NEO has been

with the Company, and the performance contributions the NEO makes. Base salaries were adjusted in fiscal year 2024 to remain competitive with our peers, and to reflect the executives' outstanding performance and operational execution, as well as our differentiated performance with respect to growth in the Company's revenues, market capitalization, and shareholder return in the prior year.

Our NEOs received the following base salaries for fiscal year 2024:

Named Executive Officer		2023 $		2024 $	% Change
Kim Kelderman[1]	$	589,890	$	759,511	29%
James Hippel		668,430		695,167	4%
Shane Bohnen		331,500		344,760	4%
Matthew McManus[2]		–		253,846	N/A
Will Geist		530,000		551,200	4%
Charles Kummeth[3]		1,184,200		1,184,200	0%

(1) FY 2024 includes actual base salary paid to Mr. Kelderman for the time before he became Chief Executive Officer. Base salary for the Chief Executive Officer position is $900,000, which was prorated for the portion of the year in which he was the Chief Executive Officer.
(2) FY 2024 is actual base salary paid to Mr. McManus, which has been prorated from $550,000.
(3) Mr. Kummeth's salary did not change when he became a Senior Advisor effective February 1, 2024. He was paid the same salary he earned as Chief Executive Officer during all of FY 2024.

Annual Cash Incentives

Executives are eligible to receive cash performance bonuses under the Company's Short-Term Incentive Plan based on the Company's achievement of predetermined, objective performance targets. These challenging targets are set each year to incentivize the executives to focus on strategically important goals.

Fiscal Year 2024 Target Bonus Amounts

The Compensation Committee assigned a target bonus opportunity for each NEO, expressed as a percentage of base salary, as shown below.

Executive		2024 Base Salary ($)	Target Annual Incentive (as % of base salary)		Target Annual Incentive ($)
Kim Kelderman[1]	$	759,511	110%	$	784,050
James Hippel		695,167	100%		695,167
Shane Bohnen		344,760	70%		241,332
William Geist		551,200	90%		496,080
Matthew McManus[2]		253,846	90%		237,600
Charles Kummeth[3]		1,184,200	160%		1,894,720

(1) FY 2024 includes actual base salary paid to Mr. Kelderman for the time before he became Chief Executive Officer. Base salary for the Chief Executive Officer position is $900,000, which was prorated for the portion of the year in which he was the Chief Executive Officer. Mr. Kelderman's target annual incentive as a % of base salary is based on his time as CEO. His actual target annual incentive as a % of base salary was based upon a mix of his time previous to the CEO as well as his time during his CEO tenure.
(2) FY 2024 is actual base salary paid to Mr. McManus, which has been prorated from $550,000.
(3) Mr. Kummeth's salary did not change when he became a Senior Advisor effective February 1, 2024. He was paid the same salary he earned as Chief Executive Officer during all of FY 2024.

As shown in the next section, executives may earn between zero and 200% of their target bonus opportunities based on achievement against the applicable performance goals.

Fiscal Year 2024 Target Bonus Performance Metrics

For fiscal 2024, the annual bonus plan was again based upon consolidated adjusted operating income results and consolidated organic revenue results for the Company, and, for NEOs who lead our reporting segments, adjusted operating income and organic revenue results for their respective segments. The Compensation Committee's enduring rationale for utilizing these metrics remains that they are the primary drivers of profitable growth and best aligned with our both our long-term corporate strategy and shareholders' interests. The Compensation Committee used this approach to align pay with performance over which each executive has significant influence. However, at least one-half of each NEO's annual bonus plan payout is based on corporate performance to drive enterprise-wide behaviors.

Our NEOs had the following weightings for their respective annual incentive opportunities. The weightings for Mr. Kelderman applied on a pro-rated basis during his tenure in each role listed below.

Executive	Company-Wide Goals		Segment Goals	
	Organic Revenue*	Adjusted Operating Income**	Organic Revenue	Adjusted Operating Income
Kim Kelderman (Chief Executive Officer) - Feb. 1 - June 30	50%	50%	0%	0%
Kim Kelderman (Chief Operating Officer) Nov. 1 – Jan. 31	50%	50%	0%	0%
Kim Kelderman (Diagnostics and Genomics segment) – July 1 – Oct. 31	25%	25%	25%	25%
James Hippel	50%	50%	0%	0%
William Geist (Protein Sciences segment)	25%	25%	25%	25%
Matthew McManus (Diagnostics & Genomics Segment)	25%	25%	25%	25%
Shane Bohnen	50%	50%	0%	0%
Charles Kummeth	50%	50%	0%	0%

* Targets for the Company's organic revenue for management's incentive plan exclude foreign currency impacts and acquisition-related revenues. Our externally reported organic revenue excludes all revenue prior to 12 months from the acquisition date.

** The Company's adjusted operating income target for management's incentive plan excludes the impact of foreign currency translation; certain acquisitions and acquisition-related amortization, costs, and expenses; share-based compensation expense; non-recurring litigation expenses; and other unusual items in the discretion of the Compensation Committee. While these adjustments are closely aligned to our external operating results, there are some minor differences in our reported adjusted operating income and the adjusted operating income used for management's incentive plan.

The range of possible payouts for the Company and segment performance metrics for fiscal year 2024 are shown below.

Performance Level	Company Revenue Goals		Company Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	1,126.5M	50%	397.4M	50%
Target	1,185.8M	100%	418.3M	100%
Maximum	1,221.4M	200%	439.2M	200%

Performance Level	Protein Sciences Revenue Goals		Protein Sciences Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	827.4M	50%	355.9M	50%
Target	870.9M	100%	374.6M	100%
Maximum	897.0M	200%	393.4M	200%

Performance Level	Diagnostics & Genomics Revenue Goals		Diagnostics & Genomics Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	299.1M	50%	46.6M	50%
Target	314.9M	100%	49.1M	100%
Maximum	324.3M	200%	51.5M	200%

The payout percentage for each executive is the sum of the weighted payouts for each applicable metric.

While not exercised in fiscal 2024, the Compensation Committee retains the discretion to determine the bonus amounts and criteria for any new participants and to adjust them from time to time, including adjusting bonus payouts to reflect unexpected circumstances that were not taken into account when bonus targets were set.

Fiscal Year 2024 Target Bonus Earned Incentives

The Company had differentiated financial results compared to its peers, but did not achieve the thresholds for adjusted operating income on a Company-wide basis or within the Protein Sciences Segment. Accordingly, the 50% portion of the annual cash bonus incentive associated with this metric were not achieved. The Diagnostics and Genomics Segment exceeded the threshold for both revenue and operating income requirements. These results clearly demonstrate both the rigor of our targets and the alignment between pay and performance.



Metric	Threshold	Target	Max	% of Target Payout
Company Revenue Goals	Actual: $1,141.7M / $1,126.5M	$1,185.8M	$1,221.4M	63%
Company Operating Income Goals	Actual: $395.3M / $397.4M	$418.3M	$439.2M	0%
Protein Sciences Revenue Goals	Actual: $830.4M / $827.4M	$870.9M	$897.0M	53%
Protein Sciences Operating Income Goals	Actual: $355.5M / $355.9M	$374.6M	$393.4M	0%
Diagnostics & Genomics Revenue Goals	$299.1M	Actual: $311.3M / $314.9M	$324.3M	89%
Diagnostics & Genomics Operating Income Goals	Actual: $46.9M / $46.6M	$49.1M	$51.5M	56%

Payouts under the Short-Term Incentive Plan for fiscal year 2024 for our NEOs were as follows:

Executive	Annual Salary*	% Eligible	Target Annual Incentives ($)	Bonus Blend %	2024 Bonus Paid	As a % of Target
Kim Kelderman	$ 759,511	110%	$ 784,050	36.4%	$ 285,394	36.4%
James Hippel	695,167	100%	695,167	31.5%	218,978	31.5%
William Geist	551,200	90%	496,080	29.2%	144,855	29.2%
Matthew McManus	253,846	90%	237,600	52.2%	124,027	52.2%
Shane Bohnen	344,760	70%	241,332	31.5%	76,020	31.5%
Charles Kummeth	1,184,200	160%	1,894,720	31.5%	596,837	31.5%

*   Reflects actual salary paid in FY24

Cash bonus performance results for the NEOs are reflected in the 2024 Summary Compensation Table. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for fiscal year 2024.

Long-Term Incentive Compensation Awarded in Fiscal Year 2024

Long-term incentive compensation is a critical component of our executive compensation program. This element of compensation serves to align our executives' financial interests with sustained shareholder value creation and long-term Company financial results. It also functions as an important retention tool and helps us position our NEOs' total pay within range of the competitive median of our compensation peer group.

Introducing the rTSR Measure for Performance-Based Long-Term Incentives



REVISED WEIGHTING FOR THREE-YEAR PERFORMANCE-BASED LTI

40% Organic Revenue

25% rTSR

35% Adjusted Operating Margin



PERFORMANCE SHARE VESTING MATRIX

rTSR Comparators		Comparator Criteria
Abcam PLC	Intuitive Surgical Inc.	Primarily in life sciences, diagnostics, or medical technology
Align Technology Inc.	Masimo Corp.	
Avantor, Inc.	Mettler-Toledo Int'l Inc.	Avg. enterprise value divided by EBITDA on trailing 12-month and fiscal year-one basis in line with Bio-Techne's TTM and FY-1 12-month average
Bio-Rad Laboratories, Inc.	PerkinElmer Inc.	
DexCom, Inc.	Insult Corp.	
Globus Medical Inc.	Qiagen NV	
Haemonetics Corp.	Repligen Corp.	
Integra Life Sciences	ResMed Inc.	Similarly situated acquisitive profile
IDEXX Laboratories, Inc.	West Pharmaceutical Services Inc.	
Illumina Inc.		

In June 2023, the Compensation Committee approved the addition of an rTSR measure for three-year performance-based LTI. The inclusion of rTSR followed extensive engagement with investors regarding the design of our short- and long-term measures, as well as extensive evaluation, analysis, and benchmarking over the span of several committee meetings in fiscal 2023.

The Compensation Committee's rationale for this change was anchored on three key themes: aligning executive compensation with shareholder experience; differentiating short- and long-term compensation measures; and, adopting executive LTI compensation with industry best practice. The committee relied on analysis and recommendations from its compensation consultant in setting the design for this measure, including weighting, comparators, payout curve, and performance period changes to comparators.

In selecting the rTSR comparator group, we selected companies whose business was primarily in life sciences, diagnostics, or medical technology. From that threshold, we identified companies that, in the aggregate, had an average enterprise value divided by EBITDA on a trailing 12-month (TTM) and fiscal year one (FY1) basis that was

approximately in line with Bio-Techne's TTM and FY1 12-month average. Additionally, we focused on companies with a similar acquisitive profile, and also closely scrutinized our peers for setting executive compensation for inclusion in the peer group for rTSR.

With regard to the payout curve, the Compensation Committee implemented a more challenging threshold, but otherwise sought a curve in line with industry practice. Specifically, the committee established a higher threshold of 35% to achieve a 50% payout than the median comparator who set only a 25% threshold for a 50% payout.

Per the Compensation Committee's design, the calculation of Total Shareholder Return for both the beginning and ending stock price would be based on the five-day average closing stock price ending on the first and last day of the performance period. This calculation would use the dividend adjusted share price. The rationale for this calculation is to avoid inherent volatility from a one-day measurement period.

Further, the design of rTSR include guidance for addressing changes to the comparator group during the performance period. If there is a merger of two peers in the peer group, for instance, the surviving company shall remain for purposes of calculating rTSR. If a peer company is acquired by a company outside the peer group, the Compensation Committee may use its reasonable discretion in selecting between the following: either measure TSR based on start of the performance period through date of acquisition, or exclude TSR for the acquired company. Finally, if a peer company declares bankruptcy, then that peer shall be assigned a TSR of -100%.

Changes to rTSR Metric for Fiscal Year 2025

For fiscal 2025, following shareholder engagement discussions and additional evaluation and analysis during fiscal 2024, the Compensation Committee further refined the rTSR measure. With regard to the comparator group, the committee retained the comparator group from fiscal 2024 except for those companies that were acquired, or, in the case of new peer Revvity, Inc., split from former peer company PerkinElmer.

Further, the Compensation Committee implemented a cap where Bio-Techne's Total Shareholder Return over the measurement period was negative. While benchmarking of its peers indicated that a minority utilized a cap for negative TSR, the committee determined that allowing maximum payout where TSR was negative did not align with shareholder interest or experience. Specifically, the Compensation Committee determined that a payout metric aligned with shareholder

return should not results in a greater than 100% award if the Company's performance resulted in negative shareholder value, even where performance was positively differentiated. Accordingly, the committee implemented a cap for fiscal 2025 that would implement a flat 100% cap on the rTSR measure where the Company's TSR is negative and rTSR is at or above the 50th percentile. A table modeling the new payout structure is below.



Mr. Kummeth's Transitional Compensation Program

In August 2022, the Compensation Committee, in consultation with Aon Talent, set compensation for Mr. Kummeth for fiscal years 2023 and 2024. The Compensation Committee's objectives in setting Mr. Kummeth's compensation were somewhat different than its objectives in setting compensation for the rest of the NEOs. In particular, the Committee wanted to ensure Mr. Kummeth's involvement and support in an orderly CEO transition. As further discussed in our 2023 Proxy Statement, after deliberation, the Compensation Committee set the following parameters for Mr. Kummeth's remaining compensation:

- Base salary and bonus percentages would remain flat through his retirement;
- He would receive a time-based restricted stock unit grant in fiscal 2023 with an aggregate value of $5,000,000 at the grant date and a three-year vesting schedule;
- He would receive an identical grant of time-based restricted stock in fiscal 2024; and
- He would receive a single one-time performance-based grant in fiscal 2023 for 1.2 million options, half of which were eligible to vest based on fiscal 2023 performance and half of which were eligible to vest based on fiscal 2024 performance. Performance targets for these options were based upon the Company's achievement of year-over-year organic revenue growth and were in line with organic revenue targets applicable to the other NEOs.

Notably, in August 2022 when the performance-based equity portion of Mr. Kummeth's compensation was designed and approved, the preliminary calculations estimated the option award to be worth approximately $20 million in total,

which would have been consistent with Mr. Kummeth's fiscal 2022 equity grant value of $10.3 million. Instead, the steady increase in Black-Scholes value drove up the overall value of Mr. Kummeth's options by approximately $4 million.

Further, while the time period measured by each performance grant was short, this structure ensured that a single underperforming year would not render the entire award unachievable and thereby risk undermining the retention and motivation objectives inherent in the grants. In addition, any options that ultimately vested would only have value if the Company continued growing and driving shareholder value.

As in fiscal 2023, Bio-Techne did not achieve the threshold organic revenue growth needed for vesting to occur, and Mr. Kummeth's fiscal 2024 performance-based grant therefore did not pay out.

Fiscal Year 2024 Long-Term Incentive Grants

Named Executive Officers

For the past nine years, Bio-Techne NEOs have received a mix of time-based and performance-based equity awards. The target value of the performance-based equity awards generally is divided equally between restricted stock units and stock options. In the first quarter of fiscal 2024, all of the NEOs other than Mr. McManus, who was hired as President – Diagnostics & Genomics Segment later in fiscal 2024, received grants of long-term incentive awards in the forms and with the target amounts shown below. Mr. McManus received his pro-rated grants upon his hire consistent with the Company's Equity Grant Policy.

| Executive | Stock Options* | | Restricted Stock Units | | Restricted Stock |
	Time-based ($)	Performance-based ($)	Time-based ($)	Performance-based** ($)	Time-based
Kim Kelderman****	$ 2,965,857	$ 892,561	$ 0	$ 892,595	$ 749,975
Charles Kummeth***	0	0	5,000,028	0	0
James Hippel	1,443,749	721,869	1,390,380	721,893	0
William Geist	945,009	472,499	1,047,249	472,519	0
Matthew McManus*****	395,845	131,948	950,033	131,962	0
Shane Bohnen	512,510	249,999	12,522	249,994	0

*   Amounts shown represent the total grant date fair value, and for the performance-based grants, assume target. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

**   Cash performance units were also granted solely to compensate executives for dividends that may be granted to shareholders but that are not paid for unvested restricted share units during the three-year performance period. Performance-based cash performance unit awards vest at the same rate as the associated performance-based equity awards.

***   Mr. Kummeth received a time-vesting cash performance unit grant of $62,049 that is to be paid out evenly over three years.

****   Mr. Kelderman's grants include a one-time grant issued on February 1, 2024, of 51,890 time-vested stock options with a grant price of $68.54 for his promotion to CEO, and were pro-rated to reflect his partial year as CEO.

*****   Mr. McManus' grants were issued February 1, 2024, and were pro-rated to reflect his partial year of employment. If Mr. McManus had been employed for the full year, the value of his performance awards would have been doubled.

Mr. Kummeth's Grant

As described above, in August of 2022, in connection with the announcement of his retirement and transition out of Bio-Techne, Mr. Kummeth received a single long-term performance-based option grant that was intended to cover two years of performance grants, as well as a time-based restricted stock unit grant, as follows:

| Executive | Stock Options* | Restricted Stock Units | Non-Equity Incentive Plan Compensation*** |
	Performance-based ($)	Time-based ($)	Time-based ($)
Charles Kummeth	$ 24,325,102**	$ 5,000,108	$ 62,049

*   Amount shown represents the total grant date fair value, assuming target-level performance. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

**   Amount shown represents the total grant that could vest over two years, or $12,162,551 for fiscal 2023 and $12,162,551 for fiscal 2024. Fiscal years 2023 and 2024 performance-vesting options did not vest.

***   Amount shown represents a time-based cash performance unit grant that is to be paid out evenly over three years.

Time-Based Stock Options

The Company's time-vesting stock option grants generally vest 25% on each of the first four anniversaries of the grant date and have a seven-year term. As noted above, effective in fiscal 2025, the Company's time-vesting stock option grants for NEOs will have a ten-year term. The Compensation Committee determines the appropriate stock option award values by considering how the value of equity awards will impact each NEO's total direct compensation, as well as the balance between annual and long-term compensation, and fixed and at-risk compensation, the Company's strategic and operational objectives, the responsibilities and performance of the NEOs, internal equity, the grants made by companies in our compensation peer group, and other factors the Committee deems relevant. Stock options have value only if the market price of the Company's stock appreciates from the grant date to the exercise date.

Performance-Vesting Stock Options and RSUs

These grants will vest, or not, based on Bio-Techne's performance against the goals for consolidated adjusted operating income, consolidated organic revenue, and, as described below, relative shareholder return during the measurement period from fiscal 2024 through fiscal 2026. Vesting of the NEOs' performance-based equity awards will occur, if at all, on the later of the third anniversary of the date of grant or the date on which the Compensation Committee evaluates and certifies achievement of the performance criteria, but in any event no later than 90 days after the end of fiscal 2026.

For competitive reasons, the performance goals for adjusted operating income and consolidated organic revenue are not disclosed in advance. The design of the relative total shareholder return metric, including levels for threshold, target, and maximum payments.

Metric	Weight	Purpose
Consolidated organic revenue	40%	continued revenue growth is the best long-term driver of consistent cash generation
Adjusted operating income	35%	operating income is an important driver of share price valuation and shareholder expectations
Relative total shareholder return	25%	shareholder return aligns executive compensation directly with our shareholders' experience, ensuring that executives focus on creating long-term shareholder value, and also accounts for differences in industry-specific market conditions

The terms of Mr. Kummeth's performance grant were different, as described above.

The following table sets forth the threshold, target, and maximum potential amounts that will vest for our NEOs at the end of fiscal year 2026 under the performance-vested equity awarded for fiscal year 2024.

	Stock Options			Restricted Stock Units[1]		
Executive	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Kim Kelderman[2]	446,280	892,561	1,338,841	446,298	892,595	1,338,893
Charles Kummeth	0	0	0	0	0	0
James Hippel	360,935	721,869	1,082,804	360,946	721,893	1,082,839
William Geist	236,250	472,499	708,749	236,259	472,519	708,778
Matthew McManus[3]	65,974	131,948	197,922	65,981	131,962	197,944
Shane Bohnen	124,999	249,999	374,998	124,997	249,994	374,992

(1) All NEOs, excluding Mr. Kummeth and Mr. McManus, also received performance-based cash performance unit grants to compensate for dividends that may be paid to shareholders during the three-year vesting period, in the following amounts at Threshold, Target and Maximum, respectively: Hippel – $4,479, $8,959, and $13,438; Kelderman – $2,867, $5,734, and $8,601; Geist – $2,932, $5,864, and $8,796; Bohnen – $1,551, $3,103, $4,654.

(2) The totals presented include a grant of 25,945 performance-vested stock options and 9,423 performance-vested restricted share units, issued on February 1, 2024, and a grant price of $68.54 per share, for his promotion to Chief Executive Officer. Mr. Kelderman's grants received for his promotion to CEO were pro-rated to reflect his partial year as CEO.

(3) Represents performance-based awards granted on February 1, 2024 upon the start of Mr. McManus' employment with the Company. These amounts were pro-rated for his time of employment during the year. If Mr. McManus had been employed the full year, each of the values denoted above would be doubled.

Selection of Performance Metrics for Long-Term Incentive Awards

The Company believes that its success in driving differentiated shareholder value has been attributable to our dual focus on present-day execution and success with a sustainable platform for future profitable growth. The Compensation Committee believes that rewarding growth of organic revenue and adjusted operating income constitute the most direct and compelling measures of both current and future profitable growth. Because the Compensation Committee expects these measures to motivate decision-making to increase shareholder value over a one year period, and also over a three year period and beyond, these measures are included as performance metrics in both our annual bonus plan and in our long-term

equity awards. As a company with a focus on growth, these measures remain integral to ensuring that the Company's leadership focuses both on in-year success while ensuring in-year decisions will bring long-term value.

In fiscal 2023, in response to feedback noting overlap of measures in our incentive plans and recommending a relative performance measure, the Compensation Committee implemented the rTSR measure for long-term incentives discussed above. The rTSR measure has continued to evolve for fiscal 2025, but the overall weighting of measures for three-year performance incentives remains.

Time-Vested Restricted Stock and Restricted Stock Unit Grants

In addition to granting a time-vested restricted stock unit award to Mr. Kelderman in connection with his appointment to the COO role effective November 1, 2023, the Compensation Committee also granted to senior executives Mr. Geist and Mr. Hippel time-vested restricted stock units to retain these senior executives through the transition. All three of these grants will vest one-third each year over a three-year period.

Long-Term Incentive Compensation Results in Fiscal Year 2024

The long-term performance equity awards granted as part of fiscal year 2022 executive compensation were scheduled to vest in August 2024, after the conclusion of the three-year performance period. As shown below, based the Company's performance relative to the performance goals set in the first quarter of 2022, the long-term incentive awards did not vest for any of the NEOs, resulting in a 0% payout.



Metric	Threshold	Target	Max	% of Target Payout
Adjusted Revenue for FY 2024* (Actual: $1,169.3M)	$1,276.3M	$1,343.5M	$1,410.7M	0%
Adjusted Operating Income for FY 2024* (Actual: $422.7M)	$503.5M	$530.0M	$556.5M	0%

* These amounts exclude the impact of actual foreign currency translation compared to our plan; certain acquisitions and acquisition-related amortization, costs, and expenses; non-recurring litigation expenses; share-based compensation expense; and other unusual items. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for the fiscal year that ended June 30, 2024. See Appendix A.

Preview of Executive Compensation Changes for Fiscal Year 2025

As mentioned in "Actions to Address Shareholder Feedback Regarding Executive Compensation," the Compensation Committee responded to shareholder feedback by investing considerable analysis and discussion over seven meetings in fiscal 2024 to comprehensively evaluate the design and composition of the Company's executive compensation program. In connection with this analysis, the Compensation Committee made a number of changes in line with its peers and with best practice applicable starting in fiscal 2025.

Change to compensation program	Rationale
widened the bonus payout curve from 97% - 103% for both metrics to 93% - 105% for revenue and 92% - 108% for operating margin	improves proportionality of award for strong performance and acknowledges the challenges of the current macro-environment
modified time-vesting options from a seven-year expiration to a ten-year expiration	promotes longer-term and sustainably profitable strategy, as well as enhanced retention
incorporated RSUs in the time-vesting component of compensation	enhanced retention
eliminated performance-vesting options and expanded performance-vesting RSUs	retains strong motivational value in achieving profitable growth while enhancing retention
implemented a 100% cap on the rTSR measure where TSR is negative	to better reflect the shareholder experience, and to limit the payout in the event of a decline in shareholder value, the Compensation Committee implemented a 100% cap on rTSR payout in the event total shareholder return over the measurement period is negative

Fiscal Year 2025 NEO Pay Mix



CEO
10% Salary
10% Bonus
20% Time-vesting Options
20% Time-vesting RSUs
40% Performance-vesting RSUs
NEOs
13% Salary
11% Bonus
12.5% Time-vesting Options
12.5% Time-vesting RSUs
50% Performance-vesting RSUs

Compensation Policies and Practices

Insider Trading and Anti-Hedging/Anti-Pledging

Bio-Techne's Insider Trading Policy applies to all Company employees and directors, and addresses acceptable and responsible practices concerning the trading of Bio-Techne securities. Under the Insider Trading Policy, employees and directors are prohibited from any of the following:

- Tipping nonpublic information of any kind, whether material or not
- Purchasing or selling puts or calls
- Engaging in hedging transactions involving Bio-Techne securities, such as equity swaps, collars, or prepaid variable forwards

- Holding securities in a margin account
- Pledging securities as collateral, except where the individual can clearly demonstrate the ability to repay without resorting to pledged securities

The Insider Trading Policy imposes additional requirements and restrictions on officers and directors, including a prohibition on short swing trading and stricter compliance relating to 10b5-1 plans.

Clawback Provisions

Our compensation recoupment policy, most recently updated in fiscal 2023, applies to current and former NEOs, and covers any situation where, following an accounting restatement of any kind, the Company determines that an overpayment of incentive-based compensation occurred. The new recoupment policy does not require misconduct or negligence to have occurred, but rather requires clawback from all NEOs determined to have been overpaid following the restatement, except under limited circumstances where recovery would be impracticable. All of the covered executives and former executives have formally acknowledged the policy, and all of our equity agreements specifically allow for recoupment. The Compensation Committee has determined that its compensation policies and programs do not give rise to inappropriate risk taking or risks that are reasonably likely to have a material adverse effect on the Company.

Executive Stock Ownership Guidelines

All of the NEOs are subject to stock ownership guidelines, which are expressed as a multiple of base salary, as shown below.

Named Executive Officer	Applicable Multiple
President and CEO	6x base salary
Other executive officers	3x base salary

Stock that counts towards the guidelines includes directly owned or beneficially owned stock plus the value of restricted stock or restricted stock units that are issued and outstanding, whether or not vested. NEOs must meet the applicable guideline within five years of becoming an NEO, and must remain in compliance at all times thereafter. All of the NEOs currently meet the guidelines except Mr. Geist, Dr. McManus and Mr. Bohnen, each of whom have several more years to reach the required ownership level.

Accounting and Tax Treatment

The Company accounts for equity-based compensation paid to employees under FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of an option award. Thus, we may record an expense in one year for awards granted in earlier years. Accounting rules also require cash compensation to be recorded as an expense at the time the obligation is incurred.

While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Committee retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible for tax purposes.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences of its decisions, including the impact of expenses being recognized in connection with equity-based awards, in determining the size and form of different equity-based awards.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for reviewing and approving total compensation programs and levels for the Company's executive officers, including the NEOs. The Committee's responsibilities are specified in the Compensation Committee Charter.

Julie Bushman (Chair)
Randolph C. Steer
Joseph Keegan
Rupert Vessey

Members of the Compensation Committee

The Compensation Committee reviewed the Compensation Discussion and Analysis above with management. Based on that review, the Committee approved the inclusion of the Compensation Discussion and Analysis in the Company's Proxy Statement for the 2024 Annual Shareholder Meeting.

Additional Compensation Disclosures

2024 Summary Compensation Table

The NEOs received compensation for the fiscal years ended June 30, 2024, 2023, and 2022 as set forth in the chart below.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation ($)	Total ($)
Kim Kelderman President and CEO Former President, Diagnostics and Genomics	2024	$ 759,511[4]	–	$ 1,935,433[5]	$ 3,858,418[6]	$ 285,394	$ 13,739[7]	$ 6,852,495
	2023	589,890	–	440,085[5]	1,319,921[6]	246,717	9,099	2,605,711
	2022	561,800	–	399,911[5]	1,199,909[6]	776,445	9,302	2,947,367
Charles R. Kummeth Former President and CEO	2024	1,184,200	–	5,000,028[8]	–[9]	596,837	11,880[10]	6,792,945
	2023	1,184,200	–	5,000,108[8]	24,325,102[9]	54,092	21,141	30,584,644
	2022	1,183,000	–	5,149,692[8]	5,149,669[9]	3,856,735	31,452	15,370,549
James Hippel Executive Vice President and CFO	2024	695,167	–	2,112,272[11]	2,165,618[12]	218,978	10,597[13]	5,202,632
	2023	668,430	–	687,601[11]	2,062,485[12]	13,520	9,834	3,441,870
	2022	636,600	–	624,760[11]	1,874,812[12]	1,289,740	10,117	4,436,029
William Geist President, Protein Sciences	2024	551,200	–	1,519,768[14]	1,417,508[15]	144,855	13,887[16]	3,647,219
	2023	530,000	–	449,915[14]	1,350,043[15]	–	3,669	2,333,628
	2022	239,600[17]	–	1,224,789[14]	674,897[15]	425,000	–	2,564,286
Matthew McManus President, Diagnostics and Genomics	2024	253,846[18]	–	1,081,995[19]	527,793[20]	124,027	6,980[16]	1,994,642
	2023	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–
Shane Bohnen Senior Vice President and General Counsel	2024	344,760	–	262,517[21]	762,509[22]	76,020	9,988[16]	1,455,793
	2023	331,500[23]	–	499,945[21]	190,699[22]	22,100[24]	–	1,044,244
	2022	–	–	–	–	–	–	–

(1) Includes amounts deferred under the Company's Profit Sharing and Savings Plan, a qualified deferred compensation plan under Section 401(10) of the Internal Revenue Code.

(2) Amounts shown above represent the total grant date fair value of equity-based compensation based on the estimated probable outcome of the performance based-objectives applicable to such awards on the grant date and excluding the effect of estimated forfeitures. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements for FY 2024, included in the Company's Annual Report on Form 10-K.

(3) Represents cash bonuses earned under the Company's incentive plans in effect for the applicable year, which are determined and paid in the subsequent fiscal year. Also includes cash performance unit payments vested for the applicable year based on actual performance achieved under the respective year's performance-based award.

(4) For 2024, includes base salary for the time from before Mr. Kelderman became Chief Executive Officer. The annualized amount for 2024 as Chief Executive Officer is $900,000. During his time as Chief Operating Officer, his annualized salary was $750,000.

(5) For 2024, includes 14,196 shares of time-vested restricted stock granted on November 1, 2023 upon the commencement of his appointment to Chief Executive Officer, as well as two performance-vested awards, one of which was granted August 15, 2023 prior to Mr. Kelderman's Chief Executive Officer appointment and one of which was granted on February 1, 2024 upon his appointment to Chief Executive Officer. The value of the 2024 performance-based awards at grant date for the August 15, 2023 grant, assuming that the highest level of performance conditions will be achieved, is $693,041. The value of the 2024 performance-based awards at grant date for the February 1, 2024 grant, assuming that the highest level of performance conditions will be achieved, is $645,852. As the performance-based award granted on February 1, 2024 was pro-rated based on Mr. Kelderman's employment agreement as Chief Executive Officer, the value of the annualized performance-based award assuming the highest level of performance conditions will be achieved, would have been $1,550,000. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $660,128. For 2022, represents shares of performance-based restricted stock units granted on August 6, 2021. The value of the 2022 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $599,866.

(6) For 2024, includes three time-vested awards and two performance-based awards. For the time-vested awards, one of which was granted August 15, 2023 as part of Mr. Kelderman's annual incentive grant as part of his compensation as President – Diagnostics and Genomics Segment, one of which was granted November 1, 2023 upon the commencement of his appointment to Chief Operating Officer, and one of which was granted on February 1, 2024 upon his appointment to Chief Executive Officer. The time-vested option grants on August 15, 2023 were to purchase 29,391 shares of Common Stock. The time-vested option grants on November 1, 2023 were to purchase 38,252 shares of Common Stock. The time-vested option grants on February 1, 2024 were to purchase 51,890 shares of Common Stock. As the time-vested options granted on February 1, 2024 were pro-rated based on Mr. Kelderman's employment agreement as Chief Executive Officer, 124,534 shares of Common Stock would have been granted. For the two performance-based awards, the value of the performance-based award granted on August 15, 2023, assuming the highest level of performance conditions will be achieved, is $692,998. The value of the performance-based award granted on February 1, 2024, assuming the highest level of performance conditions will be achieved, is $645,843. As the performance-based award granted on February 1, 2024 was pro-rated based on Mr. Kelderman's employment agreement as Chief Executive Officer, the value of the annualized performance-based award assuming the highest level of performance conditions will be achieved would have been $1,550,000.

For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 28,940 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $659,940. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 25,944 shares of Bio-Techne common stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $599,914.

(7) Includes $10,332 for 401(k) match and $3,407 in dividends paid on unvested restricted stock, which amount was not factored into the grant date fair value of such awards.

(8) For 2024, represents 59,095 shares of time-vested restricted stock units granted on August 15, 2023. For 2023, represents 52,900 shares of time-vested restricted stock units granted on August 15, 2022. For 2022, represents 21,376 shares of time-vested restricted stock granted on August 6, 2021 plus performance based restricted stock units also granted on August 6, 2021. The value of the FY 2022 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $3,862,269.

(9) For 2023, includes two performance-vested options granted on August 15, 2022. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $36,487,654. One half of this option vests after fiscal 2023 and the second half vests after fiscal 2024. As of the date of this report, the portion related to the fiscal 2023 award reflected in the table will not be achieved. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 83,504 shares of Common Stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $3,862,314.

(10) Includes $9,600 for 401(k) match and $2,280 in dividends paid on unvested restricted stock, which amount was not factored into the grant date fair value of such awards.

(11) For 2024, includes one performance-based award granted on August 15, 2023 and one time-based award, granted on November 1, 2023. The value of the 2024 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $1,082,839. The November 1, 2023 grant represents 26,318 shares of time-vested restricted stock units. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $1,031,402. For 2022, represents shares of performance based restricted stock units granted on August 6, 2021. The value of the 2022 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $937,140.

(12) For 2024, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 45,923 shares of Common Stock. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $1,082,804. For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 45,220 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $1,031,263. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 40,536 shares of Common Stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $937,365.

(13) Includes $9,264 for 401(k) match and $1,332 for a supplemental life and disability insurance policy ($725 to cover the cost of the premium and $607 as a tax reimbursement related to payment for the premium).

(14) For 2024, includes one performance-based award granted on August 15, 2023 and one time-based award, granted on November 1, 2023. The value of the 2024 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $708,778. The November 1, 2023 grant represents 19,823 shares of time-vested restricted stock units. For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $674,873. For 2022, represents 9,960 shares of time-vested restricted stock granted on February 1, 2022, plus performance-based restricted stock units also granted on February 1, 2022. The value of the fiscal year 2022 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $337,319. As this amount was pro-rated based on Mr. Geist's employment agreement for a partial year of service, the value of the fiscal year 2022 performance-based award assuming the highest level of performance conditions will be achieved would have been $674,638.

(15) For 2024, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 30,059 shares of Common Stock. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $708,749. For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 29,600 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $675,022. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on February 1, 2022. The time-vested option grant was to purchase 15,912 shares of Bio-Techne common stock. If Mr. Geist had been employed with the Company for the full fiscal year, options to purchase 31,824 shares of common stock would have been granted. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $337,486. As this amount was pro-rated based on Mr. Geist's employment agreement for a partial year of service, the value of the fiscal year 2022 performance-based award assuming the highest level of performance conditions will be achieved would have been $674,973.

(16) Represents a 401(k) match.

(17) For 2022, represents base salary pro-rated for actual employment from Mr. Geist's hire date through the end of the fiscal year. The annualized amount for 2022 is $500,000.

(18) For 2024, represents base salary pro-rated for actual employment from Mr. McManus' hire date through the end of the fiscal year. The annualized amount for 2024 is $550,000.

(19) For 2024, includes one time-based award and one performance-based award, both of which were granted on February 1, 2024. The time-based award represents 13,861 shares time-vested restricted stock units. Based on Mr. McManus' employment agreement, the time-vested restricted stock units are not annualized. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $197,944. As this amount was pro-rated based on Mr. McManus' employment agreement for service during the partial fiscal year, the value of the FY 2024 performance-based award, assuming the highest level of performance conditions will be achieved, would have been $475,000.

(20) For 2024, includes one time-vested option award and one performance-vested option, both of which were granted on February 1, 2024. The time-vested option grant was to purchase 15,902 shares of Common Stock. If Mr. McManus had been employed with the Company for the full fiscal year, 38,164 shares of Common Stock would have been granted. The value of the 2024 performance-vested option grant at the grant date, assuming the highest level of performance conditions will be achieved, is $197,922. As this amount was pro-rated based on Mr. McManus' employment agreement for service during the partial fiscal year, the value of the 2024 performance-based award, assuming the highest level of performance conditions will be achieved, would have been $475,000.

(21) For 2024, includes one time-based award and one performance-based award, both of which were granted on August 15, 2023. The time-based award represents 148 shares of time-vested restricted stock units. The value of the 2024 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $374,992. For 2023, represents 6,778 shares of time-vested restricted stock units granted April 3, 2023.

(22) For 2024, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2023. The time-vested option grant was to purchase 16,302 of Common Stock. The value of the 2024 performance-vested option at the grant date, assuming the highest level of performance conditions will be achieved, is $374,998. For 2023, includes two time-vested options, one of which was granted August 15, 2022 prior to Mr. Bohnen's officer appointment and one of which was granted on April 3, 2023, upon his appointment to officer. The time-vested option granted on August 15, 2022, was to purchase 3,508 shares of Common Stock. The time-vested option granted on April 3, 2023 was to purchase 3,928 shares of Common Stock.

(23) Includes salary from before Mr. Bohnen was appointed an officer on March 3, 2023.

(24) Represents a pro-rated cash bonus of $22,100 earned under the Company's short-term incentive plan in effect for the applicable year for Mr. Bohnen's time before he became a Section 16 officer. There was no bonus received for the portion of the year Mr. Bohnen was a Section 16 officer.

2024 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the named executive officers granted in FY 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Restricted Stock Units: Number of Shares[3] (#)	All Other Options Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards (per share) ($)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kim Kelderman		$ 196,013	$ 784,050	$ 1,568,100	–	–	–	–	–	–	–
		2,867	5,734	8,601	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–		29,391	84.61	924,008
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	11/1/2023	–	–	–	–	–	–		38,252	52.83	750,164
	11/1/2023	–	–	–	–	–	–		–	–	–
	2/1/2024	–	–	–	–	–	–		51,890	68.54	1,291,686
	2/1/2024	–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	7,348	14,695	22,043		–	84.61	461,999
	8/15/2023	–	–	–	2,730	5,461	8,191		–	–	462,027
	2/1/2024	–	–	–	8,648	17,297	25,945		–	68.54	430,562
	2/1/2024	–	–	–	3,141	6,282	9,423		–	–	430,568
Charles Kummeth		473,680	1,894,720	3,789,441	–	–	–	–	–	–	–
		–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–		–	–	–
	8/15/2023	–	–	–	–	–	–	59,095	–	–	5,000,028
	11/1/2023	–	–	–	–	–	–		–	–	–
	11/1/2023	–	–	–	–	–	–		–	–	–
	2/1/2024	–	–	–	–	–	–		–	–	–
	2/1/2024	–	–	–	–	–	–		–	–	–
	8/15/2023	–	–	–	–	–	–		–	–	–
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	–	–	–		–	–	–
	2/1/2024	–	–	–	–	–	–		–	–	–
		–	62,049	–	–	–	–	–	–	–	–
James Hippel		173,792	695,167	1,390,335	–	–	–	–	–	–	–
		4,479	8,959	13,438	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–		45,923	84.61	1,443,749
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	11/1/2023	–	–	–	–	–	–		–	–	–
	11/1/2023	–	–	–	–	–	–	26,318	–	–	1,390,380
	2/1/2024	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	11,481	22,961	34,442		–	84.61	721,869
	8/15/2023	–	–	–	4,266	8,532	12,798		–	–	721,893
William Geist		62,010	496,080	992,160	–	–	–	–	–	–	–
		2,932	5,864	8,796	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–		30,059	84.61	945,009
	8/15/2023	–	–	–	–	–	–		–	–	–
	11/1/2023	–	–	–	–	–	–		–	–	–
	11/1/2023	–	–	–	–	–	–	19,823	–	–	1,047,249
	2/1/2024	–	–	–	–	–	–		–	–	–
	2/1/2024	–	–	–	–	–	–		–	–	–
	8/15/2023	–	–	–	7,515	15,029	22,544		–	84.61	472,499
	8/15/2023	–	–	–	2,792	5,585	8,377		–	–	472,519

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Restricted Stock Units: Number of Shares[3] (#)	All Other Options Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards (per share) ($)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Matthew McManus		$ 29,700	$ 237,600	$ 475,200	–	–	–		–	–	–
		–	–	–	–	–	–		–	–	–
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	11/1/2023	–	–	–	–	–	–	–	–	–	–
	11/1/2023	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	–	–	–	–	15,902	68.54	395,845
	2/1/2024	–	–	–	–	–	–	13,861	–	–	950,033
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	2,650	5,301	7,951		–	68.54	131,948
	2/1/2024	–	–	–	963	1,925	2,888		–	–	131,962
Shane Bohnen		60,333	241,332	482,664	–	–	–		–	–	–
		1,551	3,103	4,654	–	–	–		–	–	–
	8/15/2023	–	–	–	–	–	–		16,302	84.61	512,510
	8/15/2023	–	–	–	–	–	–	148	–	–	12,522
	11/1/2023	–	–	–	–	–	–	–	–	–	–
	11/1/2023	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	–	–	–	–	–	–	–
	2/1/2024	–	–	–	–	–	–	–	–	–	–
	8/15/2023	–	–	–	3,976	7,952	11,928		–	84.61	249,999
	8/15/2023	–	–	–	1,477	2,955	4,432		–	–	249,994

(1) Row 1 for each NEO represents cash bonuses that could have been earned under the Company's Management Incentive Plan for fiscal year 2024 and would have been paid in fiscal year 2025. Row 2 for each NEO represents performance-based cash units granted during the fiscal year under the Company's 2020 Equity Incentive Plan. Such awards vest following the Company's 2026 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted operating income and adjusted revenue growth goals in fiscal year 2026. Row 13 represents Mr. Kummeth's time-based performance cash unit award granted during the fiscal year under the Company's 2020 Equity Incentive Plan, which will be paid out evenly over three years on the anniversary of the grant date.

(2) Represents the number of performance-based equity awards granted to the participant NEOs during the fiscal year under the Equity Plan. For each NEO, Row 9 represents performance-based options and Row 10 represents performance-based restricted stock units, which awards vest following the Company's 2026 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted operating income and adjusted revenue growth goals in fiscal year 2026. Row 11 represents performance-based options and Row 12 represents performance-based restricted stock units granted to Mr. Kelderman and Mr. McManus upon commencement of their duties as Chief Executive Officer and President, Diagnostics and Genomics Segment respectively.

(3) Row 4 represents time-vested restricted stock units granted for the fiscal year under the Company's Equity Plan. Row 6 represents a one-time time-vested restricted stock units granted to Mr. Hippel and Mr. Geist. Row 8 represents time-vested restricted stock units granted under the Company's Equity Plan to Mr. McManus upon commencement of his duties as President, Diagnostics and Genomics Segment. The risk of forfeiture for the award lapses annually in pro-rata increments over a period of three years, beginning on the first anniversary of the grant date.

(4) Row 3 for each NEO represents the number of time-based stock options granted to the participant during the fiscal year under the Company's Long-Term Incentive Plan. Rows 5 and 7 represent time-based stock options granted to Mr. Kelderman in relation to his promotion to Chief Operating Officer on November 1, 2023, and his promotion to Chief Executive Officer on February 1, 2024, respectively. Row 7 represents time-vested restricted stock units granted under the Company's Equity Plan to Mr. McManus upon commencement of his duties as President, Diagnostics and Genomics Segment. Such awards vest annually in pro-rata increments over a period of four years from the grant date.

(5) The fair value of the equity awards is determined pursuant to ASC Topic 718, based on the probable outcome of the performance conditions at the grant date, and excluding the effect of estimated forfeitures. Assumptions used in the calculation of the fair value of the equity awards are described in Note 10 to the Company's audited financial statements for fiscal year 2024, included in the Company's Annual Report on Form 10-K.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding stock options, restricted stock units, and restricted stock held by the NEOs on June 30, 2024.

			Option Awards					Stock Awards				
Name	Tickmark	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Tickmark	Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
Charles R. Kummeth	(1)	10/26/2017	469,368	–	–	31.26	10/26/2024					
	(2)	10/26/2017	309,716	–	–	31.26	10/26/2024					
	(3)	8/8/2018	361,336	–	–	44.33	8/8/2025					
	(4)	8/8/2018	240,888	–	–	44.33	8/8/2025					
	(5)	8/7/2019	228,600	–	–	47.60	8/7/2026					
	(6)	8/7/2019	342,900	–	–	47.60	8/7/2026					
	(7)	8/5/2020	229,768	–	–	66.97	8/5/2027					
	(8)	8/5/2020	114,884	38,296	–	66.97	8/5/2027					
	(9)	8/5/2020	66,600	–	–	66.97	8/5/2027					
	(10)	8/6/2021	41,752	41,752	–	120.46	8/6/2028	(16)	7,124	510,435	–	–
	(11)	8/6/2021	–	–	125,260	120.46	8/6/2028	(17)	–	–	32,064	2,297,386
	(13)	8/15/2022	–	–	600,000	94.52	8/15/2029	(18)	35,268	2,526,952	–	–
		8/15/2023						(19)	59,095	4,234,157	–	–
James Hippel	(1)	10/26/2017	97,840	–	–	31.26	10/26/2024					
	(2)	10/26/2017	44,027	–	–	31.26	10/26/2024					
	(3)	8/8/2018	72,264	–	–	44.33	8/8/2025					
	(4)	8/8/2018	96,356	–	–	44.33	8/8/2025					
	(5)	8/7/2019	106,324	–	–	47.60	8/7/2026					
	(6)	8/7/2019	79,744	–	–	47.60	8/7/2026					
	(7)	8/5/2020	57,440	–	–	66.97	8/5/2027					
	(8)	8/5/2020	57,440	19,148	–	66.97	8/5/2027					
	(9)	8/5/2020	33,300	–	–	66.97	8/5/2027					
	(10)	8/6/2021	20,268	20,268	–	120.46	8/6/2028					
	(11)	8/6/2021	–	–	30,400	120.46	8/6/2028	(17)	–	–	7,780	557,437
	(12)	8/15/2022	11,304	33,916	–	94.52	8/15/2029					
	(41)	8/15/2022	–	–	33,916	94.52	8/15/2029	(20)	–	–	10,912	781,845
	(14)	8/15/2023	–	45,923	–	84.61	8/15/2030					
	(15)	8/15/2023	–	–	34,442	84.61	8/15/2030	(21)	–	–	12,798	916,977
		11/1/2023						(26)	26,318	1,885,685		
Kim Kelderman	(40)	5/1/2018	27,392	–	–	37.70	5/1/2025					
	(3)	8/8/2018	36,132	–	–	44.33	8/8/2025					
	(4)	8/8/2018	48,176	–	–	44.33	8/8/2025					
	(5)	8/7/2019	61,692	–	–	47.60	8/7/2026					
	(6)	8/7/2019	47,844	–	–	47.60	8/7/2026					
	(7)	8/5/2020	35,964	–	–	66.97	8/5/2027					
	(8)	8/5/2020	35,964	11,988	–	66.97	8/5/2027					
	(9)	8/5/2020	33,300	–	–	66.97	8/5/2027					
	(10)	8/6/2021	12,972	12,972	–	120.46	8/6/2028					
	(11)	8/6/2021	–	–	19,456	120.46	8/6/2028	(17)	–	–	4,980	356,817
	(12)	8/15/2022	7,236	21,704	–	94.52	8/15/2029					
	(41)	8/15/2022	–	–	21,704	94.52	8/15/2029	(20)	–	–	6,984	500,404
	(14)	8/15/2023	–	29,391	–	84.61	8/15/2030					
	(15)	8/15/2023	–	–	22,043	84.61	8/15/2030	(21)	–	–	8,191	586,885
	(27)	11/1/2023	–	38,252	–	52.83	11/1/2030	(30)	14,196	1,017,143	–	–
	(28)	2/1/2024	–	51,890	–	68.54	2/1/2031					
	(29)	2/1/2024	–	–	25,945	68.54	2/1/2031	(31)	–	–	9,423	675,158

Name	Tickmark	Grant Date	Option Awards					Tickmark	Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date		Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
William Geist	(22)	2/1/2022	7,956	7,956	–	100.39	2/1/2029	(24)	3,320	237,878	–	–
	(23)	2/1/2022	–	–	11,936	100.39	2/1/2029	(25)	–	–	3,360	240,744
	(12)	8/15/2022	7,400	22,200	–	94.52	8/15/2029					
	(41)	8/15/2022	–	–	22,200	94.52	8/15/2029	(20)	–	–	7,140	511,581
	(14)	8/15/2023	–	30,059	–	84.61	8/15/2030					
	(15)	8/15/2023	–	–	22,544	84.61	8/15/2030	(21)	–	–	8,377	600,212
		11/1/2023						(26)	19,823	1,420,318	–	–
Shane Bohnen	(32)	8/7/2019	8,848	–	–	47.60	8/7/2026					
	(33)	8/5/2020	6,708	2,236	–	66.97	8/5/2027					
	(34)	8/6/2021	1,732	1,728	–	120.46	8/6/2028					
	(35)	8/15/2022	876	2,632	–	94.52	8/15/2029					
	(36)	4/3/2023	982	2,946	–	73.76	4/3/2030	(37)	4,519	323,786	–	–
	(14)	8/15/2023	–	16,302	–	84.61	8/15/2030	(19)	148	10,604	–	–
	(15)	8/15/2023	–	–	11,928	84.61	8/15/2030	(21)	–	–	4,432	317,553
Matthew McManus	(28)	2/1/2024	–	15,902	–	68.54	2/1/2031	(38)	13,861	993,141	–	–
	(29)	2/1/2024	–	–	7,951	68.54	2/1/2031	(39)	–	–	2,888	206,925

(1) Vested in fiscal year 2021 pursuant to the achievement of certain performance goals.
(2) Fully vested in fiscal year 2022 pursuant to time-based vesting provisions.
(3) Vested in fiscal year 2022 pursuant to the achievement of certain performance goals.
(4) Fully vested in fiscal year 2023 pursuant to time-based vesting provisions.
(5) Fully vested in fiscal year 2024 pursuant to time-based vesting provisions.
(6) Vested in fiscal year 2023 pursuant to the achievement of certain performance goals.
(7) Vested in fiscal year 2024 pursuant to the achievement of certain performance goals.
(8) Granted August 5, 2020. Vests ratably on the first four anniversaries of the grant date.
(9) Fully vested in fiscal year 2024 pursuant to time-based vesting provisions.
(10) Granted August 6, 2021. Vests ratably on the first four anniversaries of the grant date.
(11) Vests in full or in part on August 6, 2024, if certain performance goals are achieved (or such later   date as performance is certified). As of June 30, 2024, this award will not be achieved.
(12) Granted August 15, 2022. Vests ratably on the first four anniversaries of the grant date.
(13) Vests in full or in part on August 15, 2024, if certain performance goals are achieved (or such later date as performance is certified). As of June 30, 2024, this award will not be achieved.
(14) Granted August 15, 2023. Vests ratably on the first four anniversaries of the grant date.
(15) Vests in full or in part on August 15, 2026, if certain performance goals are achieved (or such later date as performance is certified).
(16) Restricted stock granted August 6, 2021. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(17) Restricted stock units granted August 6, 2021. Shares vest partially or in full pursuant to the achievement of certain performance goals. As of June 30, 2024, this award will not be achieved.
(18) Restricted stock units granted August 15, 2022. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(19) Restricted stock units granted August 15, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(20) Restricted stock units granted August 15, 2022. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(21) Restricted stock units granted August 15, 2023. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(22) Granted February 1, 2022. Vests ratably on the first four anniversaries of the grant date.
(23) Vests in full or in part on August 6, 2024, if certain performance goals are achieved (or such later date as performance is certified). As of June 30, 2024, this award will not be achieved.
(24) Restricted stock unit granted February 1, 2022. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(25) Restricted stock units granted February 1, 2022. Shares vest partially or in full pursuant to the achievement of certain performance goals. As of June 30, 2024, this award will not be achieved.
(26) Restricted stock units granted November 1, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(27) Granted November 1, 2023. Vests ratably on the first four anniversaries of the grant date.
(28) Granted February 1, 2024. Vests ratably on the first four anniversaries of the grant date.
(29) Vests in full or in part on August 15, 2026, if certain performance goals are achieved (or such later date as performance is certified).
(30) Restricted stock granted November 1, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(31) Restricted stock units granted February 1, 2024. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(32) Fully vested in fiscal year 2022 pursuant to time-based vesting provisions. This was granted prior to Mr. Bohnen being appointed an officer.
(33) Granted August 5, 2020. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(34) Granted August 6, 2021. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(35) Granted August 15, 2022. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(36) Granted April 3, 2023. Vests ratably on the first four anniversaries of the grant date.
(37) Restricted stock units granted April 3, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(38) Restricted stock units granted February 1, 2024. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(39) Restricted stock units granted February 1, 2024. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(40) Fully vested in fiscal year 2022 pursuant to time-based vesting provisions.
(41) Vests in full or in part on August 15, 2025, if certain performance goals are achieved (or such later   date as performance is certified).

2024 Option Exercises and Stock Vested

The following table shows options exercised by the NEOs during fiscal year 2024 and each vesting of shares, including restricted stock and restricted stock units, during fiscal year 2024 for each of the NEOs on an aggregated basis. The value realized on exercise of option awards is equal to the difference between the market price of the underlying shares at the date of exercise and the exercise price of the options. The value realized on vesting of stock awards is equal to the market price of the underlying shares at the date of vesting.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise[1] (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Kim Kelderman	2,100	65,499	8,060	662,290
Charles Kummeth	616,676	50,339,262	87,724	7,251,303
James Hippel	47,289	2,182,860	12,876	1,058,021
William Geist	0	0	3,320	227,553
Matthew McManus	0	0	0	0
Shane Bohnen	0	0	2,259	153,318

(1) Included within the number of shares acquired on exercise are 423,693 that were withheld by the Company due to net settlement.

	Stock Options			Restricted Stock Units[1]		
Executive	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Charles Kummeth	0	0	0	0	0	0
James Hippel	360,935	721,869	1,082,804	360,946	721,893	1,082,839
Shane Bohnen	124,999	249,999	374,998	124,997	249,994	374,992
Kim Kelderman[2]	446,280	892,561	1,338,841	446,298	892,595	1,338,893
William Geist	236,250	472,499	708,749	236,259	472,519	708,778
Matthew McManus[3]	65,974	131,948	197,922	65,981	131,962	197,944

(1) Executives also received cash performance unit grants to compensate for dividends that may be paid to shareholders during the three-year vesting period, in the following amounts at Threshold, Target and Maximum, respectively: Hippel – $4,479, $8,959, and $13,438; Kelderman – $2,867, $5,734, and $8,601; Geist – $2,932, $5,864, and $8,796; Bohnen – $1,551, $3,103, $4,654.

	Stock Options*		Restricted Stock Units		Restricted Stock	
Executive	**Time-based ($)**	**Performance-vesting ($)**	**Time-based ($)**	**Performance-vesting** ($)**	**Time-based ($)**	**Performance-vesting ($)**
Charles Kummeth	$ 0	$ 0	$ 5,000,028	$ 0	$ 0	$ 0
James Hippel	1,443,749	721,869	1,390,380	721,893	0	0
Shane Bohnen	512,510	249,999	12,522	249,994	0	0
Kim Kelderman	2,965,857	892,561	0	892,595	749,975	0
William Geist	945,009	472,499	1,047,249	472,519	0	0
Matthew McManus	395,845	131,948	950,033	131,962	0	0

* Amounts shown represent the total grant date fair value, and for the performance-based grants, assume target. The fair value of equity awards is determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

** Cash performance units were also granted solely to compensate executives for dividends that may be granted to shareholders but that are not paid for unvested restricted share units during the three-year performance period. Cash performance awards vest at the same rate as the associated performance-based equity awards.

Executive Employment Agreements and Change in Control Arrangements

We have entered into employment agreements with our executive officers that outline the compensation and benefits payable to them and specify the payments that may be made upon certain termination events. The descriptions below are qualified in their entirety by reference to the agreements themselves, which have been referenced as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

Compensation Arrangements

The employment agreements with our NEOs provide for base salaries to be reviewed on at least an annual basis by the Compensation Committee, and state that the executives will be eligible to participate in the Company's Management Incentive Plan. Cash bonuses under the Management Incentive Plan are targeted at a specified percentage of the executive's base salary, as set by the Compensation Committee each year. Executives also are eligible for periodic long-term equity awards as determined by the Compensation Committee. The employment agreements provide that incentive compensation is subject to recoupment to the extent required by applicable laws or regulations or applicable Bio-Techne policy.

Benefits

Our executives are entitled to participate in all general Bio-Techne benefit plans to the extent eligible to do so based on age, tenure, and title. They also are entitled to receive reimbursement for necessary and reasonable out-of-pocket expenses incurred in connection with performing their employment duties and paid vacation of four weeks per calendar year.

Under the employment agreements with Mr. Kelderman, Mr. Hippel, and Mr. McManus, Bio-Techne provides reimbursement for supplemental life insurance and supplemental short-term and long-term disability insurance in a maximum amount that, when aggregated with coverage provided to them under Bio-Techne's other benefit plans, is three times the applicable base salary for life insurance and 60% and 70% of applicable base salary for short-term and long-term disability insurance, respectively. The reimbursement amounts provided to Mr. Kelderman, Mr. Hippel, and Mr. McManus also include an additional reasonable gross-up amount to cover taxes incurred by them as a result of such payments.

Potential Severance Events

Any severance payments under the employment agreements as described below are contingent upon the executive executing and complying with a release of claims against the Company.

Non-Change of Control Events

In the event Bio-Techne terminates an executive's employment without "cause" or an executive resigns for "good reason" (as such terms are defined in the employment agreements), the executive would be entitled to severance in the amount of one year of then-current base salary.

The employment agreements define "cause" to include: (i) habitual neglect of, or willful or material failure to perform, employment duties; (ii) embezzlement or any act of fraud; (iii) commission of acts that can be charged as a felony; (iv) dishonesty in dealing between the executive and Bio-Techne or between the executive and other Bio-Techne employees; (v) use or misuse of any controlled substance or of alcohol in a manner that adversely affects the executive's job performance or otherwise could reflect negatively on the Company's public image; (vi) habitual absenteeism; or (vii) willfully acting in a manner materially adverse to Bio-Techne's best interests.

The employment agreements define "good reason" to mean: (i) a change in the executive's reporting responsibilities, titles, or offices that diminish the executive's responsibility or authority; (ii) a material reduction in the executive's total compensation from that provided in the executive's employment agreement; (iii) a requirement imposed by Bio-Techne that results in the executive being based at a location that is outside a 50-mile radius of the executive's primary work location; or (iv) physical working conditions or requirements that a reasonable person would find intolerable (provided that Bio-Techne has a 30-day right to cure or address such intolerable conditions).

Change of Control Events

If an executive resigns for "good reason" or is terminated upon a "change of control" (as defined in the employment agreement) or within one year thereafter, the executive would be entitled to severance in the amount of two years of then-current base salary (for Mr. Kelderman) or one year of then-current base salary (for all other NEOs), plus in each case the pro-rated value of any cash incentive compensation earned through the date of separation (based on the higher of the target cash incentive compensation amount in either the prior year or the year in which the change of control occurs), the automatic acceleration of vesting of all outstanding equity awards, and the payment of COBRA health insurance premiums for two years (for Mr. Kelderman) or one year (for all other NEOs).

For the purpose of the employment agreements, "change of control" generally means: (i) a person, entity, or group becomes the owner of more than 50% of the combined voting power of Bio-Techne's then-outstanding securities (other than in connection with an equity financing or solely as the result of a repurchase of outstanding shares by Bio-Techne); (ii) a merger, consolidation, or similar transaction occurs and the shareholders of Bio-Techne immediately prior to the event no longer own outstanding voting securities constituting more than 50% of the combined voting power of the surviving entity following the event; or (iii) a sale, lease, or other disposition of substantially all of the total gross value of Bio-Techne's consolidated assets occurs.

Quantification of Potential Severance Events as of June 30, 2024

For each named executive officer, the estimated amount of potential payments at June 30, 2024, assuming the executive's employment terminates pursuant to a covered reason, is set forth below.

Name	Cash Severance Upon Termination Without Cause or Resignation for Good Reason	Severance Upon Termination Following a Change in Control	
		Cash Severance[1]	Value of Accelerated Equity Awards[2]
Kim Kelderman	$ 1,659,511	$ 1,981,226	$ 4,154,480
Charles Kummeth[3]	1,184,200	1,863,262	9,748,154
James Hippel	695,167	953,736	4,231,556
William Geist	551,200	732,490	3,010,733
Matthew McManus	253,846	405,512	1,274,249
Shane Bohnen	344,760	505,344	662,408

(1) Assumes that the triggering event took place on the last business day of fiscal year 2024, and the payout upon termination is equal to the applicable multiple of base salary plus the actual non-equity incentive plan compensation earned for fiscal year 2024 plus the maximum value of unvested cash performance units plus payment of COBRA health insurance premiums for the applicable number of years.

(2) Assumes that the triggering event took place on the last business day of fiscal year 2024, the price per share of the Company's securities is the closing market price as of that date ($71.65 for 2024 in comparison to $81.63 for 2023 and $86.66 for 2022), and the payout upon termination is equal to the maximum value of unvested equity awards. Represents the sum of the value of accelerated restricted stock and RSUs, calculated by multiplying the number of restricted stock and RSUs by the price per share on June 30, 2024, plus the value of accelerated option shares, calculated by subtracting the aggregate exercise price from the price per share on June 30, 2024 and multiplying the difference by the number of option shares. Outside of a change in control, performance vesting RSUs and stock options cliff vest three years from the grant date.

(3) Mr. Kummeth retired on July 1, 2024 and therefore would not qualify for severance payments upon change in control.

Pay Ratio Disclosure

The SEC requires disclosure of the ratio of the annual total compensation received by our CEO compared to the median of the annual total compensation of all of our employees (other than our CEO), commonly referred to as the "pay ratio" disclosure.

As required by the SEC rules, we updated our analysis in fiscal year 2024 to identify our median employee for purposes of our pay ratio disclosure. We calculated the annual total compensation of the median employee for fiscal 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which resulted in annual total compensation of $87,290.

For the year ended June 30, 2024, the total compensation for our CEO, Mr. Kelderman, was $759,511 as reported in the Summary Compensation Table on page 57. Since Mr. Kelderman was appointed CEO effective February 1, 2024, we annualized his salary, bonus plan compensation, equity compensation, and any other compensation as disclosed in the Summary Compensation Table, and added the disclosed values of his bonus, equity awards, and other components of total compensation to arrive at a value of $6,852,495, used for the ratio of annual total compensation for our CEO to the annual total compensation for our median employee. Based on this calculation of Mr. Kelderman's annualized CEO compensation for fiscal 2024, we estimate that his fiscal 2024 annual total compensation was approximately 78.5 times the median of the annual total compensation of the median employee. This ratio includes in its calculation Mr. Kelderman's fiscal 2024 one-time time-vested restricted stock unit grant.

Pay vs. Performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance measures. For information about how our Compensation Committee seeks to align executive compensation with the Company's performance, see "Compensation discussion and analysis." The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by our NEOs.

Fiscal Year	Summary Compensation Table Total for CEO[1][2] Mr. Kelderman	Compensation actually paid to CEO[1][2][3] Mr. Kelderman	Summary Compensation Table Total for CEO[1] Mr. Kummeth	Compensation actually paid to CEO[1][3] Mr. Kummeth	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation actually paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 Investment based on: Company TSR	Value of Initial Fixed $100 Investment based on: Peer Group TSR[4]	Net Income[5]	Company-selected Measure (Organic Revenue)[6]
2024	$ 6,852,495	$ 3,403,621	$ 6,792,945	$ 4,821,823	$ 12,300,286	$ 4,147,638	$ 110.17	$ 131.47	$ 168,105,000	$ 1,141,700
2023	0	0	30,584,644	4,684,176	2,258,387	2,424,680	124.96	126.72	285,442,000	1,134,700
2022	0	0	15,370,549	(6,349,624)	3,223,063	(2,680,481)	132.17	129.72	263,099,000	1,113,600
2021	0	0	15,889,896	105,676,083	4,950,600	26,444,391	171.17	147.61	139,585,000	915,900

(1) The Company had two CEOs during fiscal year 2024. Effective November 1, 2023, Mr. Kelderman was appointed the role of Chief Operating Officer and assumed the role of Chief Executive Officer on February 1, 2024. Mr. Kummeth left his position as Chief Executive Officer effective February 1, 2024 and remained with the company as a Senior Advisor through July 1, 2024. Mr. Kummeth was our CEO for the full fiscal years 2021 through 2023.

(2) For fiscal year 2024, Mr. Kelderman held his position as President, Diagnostics and Genomics prior to assuming the position of CEO on February 1, 2024. Therefore, any compensation granted or vested prior to assuming the position of CEO is included in the average non-PEO NEO compensation for fiscal year 2024.

(3) Amounts reported in this column and in the table below represent the amount of "Compensation Actually Paid" or "CAP" as computed per SEC rules. These amounts do not reflect the actual amount of compensation earned by or paid to the individual(s) during the applicable fiscal year. The following table summarizes the adjustments made to total compensation in accordance with Item 402(v) of Regulation S-K in order to determine the compensation amounts shown in the table above as being "Compensation Actually Paid".

For this purpose, the fair value of equity awards was determined pursuant to the FASB ASC Topic 718. Assumptions used in the calculation of the fair value are consistent with the stock option valuation model used to determine the amounts reported in the Company's audited financial statements, included in the Company's Annual Report on Form 10-K.

The fair value of unvested time-based share awards, including restricted stock awards and restricted stock units, as well as the valuation of all share-based awards upon vesting, is based upon the closing price for a share of Bio-Techne common stock for the applicable date of measurement. The fair value of unvested performance share awards is based upon the probable outcome of the applicable performance conditions at the time of measurement. The fair value of unvested options, and the fair value received upon the vesting of stock options, is based upon the Black-Scholes option-pricing model as of the date of measurement, consistent with the stock option valuation model used to determine amounts reported in the Company's Annual Report on Form 10-K.

	FY24 CEO Mr. Kelderman	FY24 CEO Mr. Kummeth	FY24 Non-PEO NEOs	FY23 CEO	FY23 Non-PEO NEOs	FY22 CEO	FY22 Non-PEO NEOs	FY21 CEO	FY21 Non-PEO NEOs
Total from Summary Compensation Table [i]	6,852,495	6,792,945	12,300,286	30,584,644	2,258,387	15,370,549	3,223,063	15,889,896	4,950,600
Subtract: Grant date fair value of option and stock awards granted in the fiscal year [ii]	(5,793,851)	(5,000,028)	(9,849,980)	(29,325,210)	(850,075)	(10,299,362)	(949,840)	(11,199,803)	(1,722,395)
Add: Fair value at fiscal year end of outstanding and unvested option and stock awards granted in the fiscal year[iii]	2,344,977	4,234,157	2,565,518	4,318,227[11]	1,382,025	6,472,546	1,106,688	30,362,017	10,602,750
Add/Subtract: Year-over-Year change in fair value of outstanding and unvested option and stock awards granted in prior fiscal years[iv]	–	(1,241,718)	(847,318)	(6,132,401)	(877,492)	(22,021,635)	(5,636,997)	64,935,446	11,789,651
Add: Vesting date fair value of option and stock awards granted and vesting during the fiscal year[v]	–	–	–	–	–	–	–	–	–
Add/Subtract: Change as of the vesting date (from the end of the prior fiscal year) in fair value of option and stock awards granted in any prior fiscal year for which vesting conditions were satisfied during the fiscal year, less the fair value (as of end of prior fiscal year) of prior year awards that failed to vest[vi]	–	36,468	(20,867)	5,238,918	633,346	4,128,278	469,566	5,688,527	823,785

	FY24			FY23		FY22		FY21	
	CEO **Mr. Kelderman**	**CEO** **Mr. Kummeth**	**Non-PEO** **NEOs**	**CEO**	**Non-PEO** **NEOs**	**CEO**	**Non-PEO** **NEOs**	**CEO**	**Non-PEO** **NEOs**
Subtract: Awards granted in prior years that did not meet the applicable vesting conditions during the fiscal year[(vii)]	–	–	–	–	(121,511)	–	(892,961)	–	–
Compensation Actually Paid	3,403,621	4,821,823	4,147,638	4,684,176	2,424,680	(6,349,624)	(2,680,481)	105,676,083	26,444,391

(i) Represents Total Compensation as reported in the Summary Compensation Table for each fiscal year

(ii) Represents Stock Awards and Option Awards from the Summary Compensation Table for each fiscal year

(iii) Represents the aggregate fair value as of each fiscal year-end of outstanding and unvested option and stock awards granted during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(iv) Represents the aggregate change in fair value during each fiscal year of the outstanding and unvested option and stock awards granted in prior fiscal years and held as of the last day of the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(v) Represents the aggregate fair value as of the vesting date of for each option and stock award that was granted and vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(vi) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option and stock award that was granted in a prior fiscal year and which vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(vii) Represents the fair value as of the end of the prior fiscal year of option and stock awards that were granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes. These options and stock awards relate to retirements during the applicable fiscal year.

(4) The Peer Group TSR in the table utilizes the S&P 500 LifeSciences Tools and Services ("S&P 500 LifeSciences") Index, which the company also utilizes in the stock performance graph required by Item 201(e) of Regulation S-K included in the fiscal year 2024 Form 10-K. The comparison assumes $100 (including reinvested dividends) was invested for the period starting June 30, 2020 through June 30, 2024 in the company and in the S&P 500 LifeSciences Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) Net income represents "Net earnings, including noncontrolling interest" as reported in the Company's Annual Report on Form 10-K.

(6) Sales shown reflect organic revenue as calculated for purposes of our executive compensation program for the applicable reporting year. Refer to Appendix A for a reconciliation between GAAP and non-GAAP measures.

(7) The non-PEO NEOs during fiscal year 2024 were James Hippel, William Geist, Kim Kelderman (until February 1, 2024), Shane Bohnen, and Matthew McManus (from January 1, 2024 until the end of the fiscal year).

(8) The non-PEO NEOs during fiscal year 2023 were James Hippel, William Geist, Kim Kelderman, Shane Bohnen, and Brenda Furlow.

(9) The non-PEO NEOs during fiscal year 2022 were James Hippel, William Geist, Kim Kelderman, Brenda Furlow, and David Eansor.

(10) The non-PEO NEOs during fiscal year 2021 were James Hippel, Kim Kelderman, Brenda Furlow, and David Eansor.

(11) As of June 30, 2023, relates to the time-vesting restricted share units that were granted in fiscal year 2023. The threshold for the performance-vesting awards was not achieved.

Relationship between pay and performance

While we utilized Organic Revenue Growth and Adjusted Net Income in fiscal 2024 as the two performance measures to align executive compensation with performance, Adjusted Net Income is not presented in the "Pay versus performance" table. In accordance with SEC rules, we are providing the following graphic descriptions of the relationships between information presented in the "Pay versus performance" table, as well as between Adjusted Net Income and Company performance.









Proposal 4: Ratification of Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2025

Ratify the appointment of the Company's independent auditor

⊘ **FOR** RATIFICATION OF THE APPOINTMENT OF KPMG LLP FOR THE 2025 FISCAL YEAR.

Based on its assessment of the qualifications and performance of KPMG LLP, the Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2025. KPMG LLP has served as the Company's independent registered public accounting firm since fiscal year 2003. However, the lead partner has rotated on a regular basis.

Shareholder approval of this appointment is not required, but the Board is submitting the selection of KPMG LLP for ratification in order to obtain shareholders' views. If the appointment is not ratified, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating the Company's independent registered public accounting firm, may in its discretion direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company's shareholders. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement and respond to any appropriate questions from shareholders.

Under applicable Minnesota law and the Company's bylaws, this proposal requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Audit Committee Report

The Audit Committee assists the Board of Directors with fulfilling its oversight responsibility regarding the quality and integrity of the Company's financial statements; the effectiveness of the Company's internal control over financial reporting; the qualifications, independence, and performance of the Company's independent registered public accounting firm; the performance of the Company's internal audit function; the Company's compliance with legal and regulatory requirements; and the Company's major financial risk exposures, including legal, compliance, reputational, and cybersecurity risk.

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements, and has appointed KPMG LLP as the Company's independent registered public accounting firm for 2025. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

- reviewed and discussed the audited financial statements with management and the Company's independent auditors, KPMG;

- reviewed and discussed, with management and KPMG, management's assessment of the effectiveness of the Company's internal control over financial reporting and KPMG's audit of the Company's internal control over financial reporting;

- discussed with the Company's internal audit department and independent auditors the overall scope and plans for their respective audits;

- discussed with the Company's independent registered public accounting firm the material required to be discussed by Public Company Accounting Oversight Board Auditing Standards 1301, "Communications with Audit Committees";

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence; and

- discussed with the independent registered public accounting firm the independent public accounting firm's independence.

The Audit Committee has concluded that KPMG's provision of non-audit services as described in the table below is compatible with KPMG's independence.

The Audit Committee evaluates KPMG's performance at least annually. In evaluating KPMG and determining whether to reappoint the firm as the Company's independent registered public accounting firm, the Audit Committee took into consideration a number of factors, including the firm's tenure, independence, global capability, and expertise and performance. KPMG has been retained as Bio-Techne's independent registered public accounting firm continuously since November 2002.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, as filed with the SEC.

John L. Higgins (Chair)
Robert V. Baumgartner
Julie L. Bushman

Members of the Audit Committee

Audit Fees

The following fees were paid or payable to KPMG LLP for the fiscal years ended June 30, 2024, and 2023 (in thousands):

	2023 ($)	2024 ($)
Audit Fees	$ 2,315	$ 2,374
Audit-Related Fees	10	10
Tax Fees	1,504	1,091
All Other Fees	–	–

"Audit Fees" are for professional services rendered and expenses incurred for the audit of the Company's annual financial statements and review of financial statements included in our Forms 10-K and 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit Fees also included fees incurred for the audit of the effectiveness of our internal controls over financial reporting.

"Audit-Related Fees" are mainly for agreed-upon procedures (agreed-upon or expanded audit procedures related to accounting records required to respond to or comply with financial, accounting, or regulatory matters).

"Tax Fees" for FY 2024 included fees for services provided and expenses incurred in connection with (i) preparation

of the Company's tax returns in the United States, China, Germany, and the United Kingdom and inquiries and audits related to such returns, $729,000; (ii) transfer pricing (advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Company to comply with taxing authority documentation requirements), $315,000; and (iii) amended return assistance, $47,000.

"Tax Fees" for FY 2023 included fees for services provided and expenses incurred in connection with (i) preparation of the Company's tax returns in the United States, Canada, Germany, and the United Kingdom and inquiries and audits related to such returns, $808,000; and (ii) acquisition-related tax consulting, $25,000.

Pre-Approval Policies and Procedures

Pursuant to its written charter, the Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant pre-approvals so long as such pre-approvals are reported

to and reviewed by the full Committee at its next meeting. Annual tax services are reviewed and approved by the Audit Committee prior to the commencement of such services. All of the services rendered by KPMG LLP in fiscal years 2024 and 2023 were pre-approved by the Audit Committee.

Additional Corporate Governance Matters

Related Party Transactions

As provided in its charter, the Nominations and Governance Committee reviews and approves all related party transactions involving the Company's directors and executive officers or their immediate family members to determine whether such transactions meet applicable legal requirements and are appropriately disclosed in the Proxy Statement. The Company has adopted a written policy concerning the review of related party transactions, which provides that, in determining whether to approve or ratify a related party transaction, the Nominations and Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available

to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Company's Code of Ethics and Business Conduct requires all directors and executive officers to inform the Company's legal counsel of any existing or proposed relationship or business transaction that could be, or might appear to be, a conflict of interest. Any reported transactions would be brought to the attention of the Nominations and Governance Committee for review and disposition. Since the beginning of the last fiscal year, there have been no related party transactions requiring disclosure under applicable rules and regulations.

Code of Ethics and Business Conduct and Financial Fraud and Ethics Reporting Hotline

The Company has adopted a Code of Ethics and Business Conduct, which is applicable to all directors, officers, and employees. The Company sponsors a financial fraud and ethics reporting hotline that is available to all employees, operated on a confidential basis by a third party and supervised by the Chief Compliance Officer, who has full powers of investigation from the Audit Committee of the

Board. The Code of Ethics and Business Conduct is available on our website at http://www.bio-techne.com in the "Investor Relations" section under "Corporate Governance." We intend to disclose any future amendments to, or waivers for directors and executive officers of, a provision of our Code of Ethics and Business Conduct on our website promptly following any such amendments or waivers.

Share Information

Equity Compensation Plan Information

We currently award stock-based compensation, including stock options and restricted stock units, under the 2020 Equity Incentive Plan. The following table presents information about common stock authorized for issuance under that plan as of June 30, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (# in 000's)	Weighted Avg. Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (# in 000's)
	(A)	(B)	(C)
Equity compensation plans approved by shareholders	11,579	$ 64.53	6,327
Equity compensation plans not approved by shareholders	–	N/A	–
Total	11,579	64.53	6,327

As of August 30, 2024, there were 5,982,598 shares available for future grants under the 2020 Equity Incentive Plan, and the closing price per share of our common stock was $73.99 as reported on The Nasdaq Global Select Market.

Principal Shareholders

The following table provides information concerning the only persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock as of August 28, 2024.

Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
The Vanguard Group *100 Vanguard Blvd.* *Malvern, PA 19355*	18,114,891[1]	11.4%
BlackRock, Inc. *40 East 52nd Street* *New York, NY 10022*	14,814,066[2]	9.3%
T. Rowe Price, Inc. *100 East Pratt Street* *Baltimore, MD 21202*	8,525,772[3]	5.4%

(1) The Vanguard Group reported its beneficial ownership on a Schedule 13G/A filed with the SEC on February 13, 2024. The filing indicates that as of December 29, 2023, The Vanguard Group has sole voting power of no shares, shared voting power over 208,184 shares, sole dispositive power over 17,558,059 shares, and shared dispositive power over 670,151 shares.

(2) BlackRock, Inc. reported its beneficial ownership on a Schedule 13G/A filed with the SEC on January 23, 2024. The filing indicates that as of December 31, 2023, BlackRock, Inc. had sole voting power over 17,022,480 shares, shared voting power over no shares, sole dispositive power over 18,133,912 shares, and shared dispositive power over no shares.

(3) In a Form 13F filed on August 14, 2024, Price T. Rowe Associates Inc. ("T. Rowe Price") reported investment discretion over 8,525,772 shares as of June 30, 2024.

Management Shareholdings

The following table sets forth the number of shares of the Company's common stock beneficially owned as of August 29, 2024, by each named executive officer, by each director, and by all directors and current executive officers as a group. Other than Charles Kummeth, who beneficially owns 2.4% of total shares outstanding, each individual beneficially owns less than one percent of total shares outstanding, which includes shares subject to options such individual may exercise. As a group, executive officers and directors beneficially own 3.9% of total shares outstanding.

Name of Director or Executive Officer	Number of Shares Beneficially Owned[1]	% Owned
Charles R. Kummeth	3,747,230[2]	2.4%
Robert V. Baumgartner	120,474[3]	0.1%
Joseph Keegan, Ph.D	56,402[4]	0.0%
Randolph C. Steer, M.D., Ph.D.	101,274[5]	0.1%
John L. Higgins	125,681[6]	0.1%
Roeland Nusse, Ph.D.	120,170[7]	0.1%
Alpna Seth, Ph.D.	36,310[8]	0.0%
Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil	34,238[9]	0.0%
Julie L. Bushman	23,074[10]	0.0%
Dr. Judith Klimovsky	2,290[11]	0.0%
Kim Kelderman	404,182[12]	0.3%
James Hippel	740,306[13]	0.5%
William Geist	34,710[14]	0.0%
Matthew McManus	—[15]	0.0%
Shane Bohnen	28,883[16]	0.0%
Officers and directors as a group (14 persons)	6,161,068[17]	3.9%

(1)   Unless otherwise indicated, the person listed as the beneficial owner has sole voting and sole investment power over outstanding shares. Shares beneficially owned includes shares underlying restricted share awards that are currently outstanding, shares underlying restricted share units that are currently outstanding and vested, shares underlying options that are currently outstanding and exercisable and options that are currently outstanding and will become exercisable within 60 days of August 30, 2024. Percentage ownership calculations are based on 158,665,098 shares issued and outstanding on August 30, 2024.
(2)   Includes 1,278,269 shares held directly and 2,464,984 shares subject to vested but unexercised share options.
(3)   Includes 43,401 shares held directly and 77,073 shares subject to vested but unexercised share options.
(4)   Includes 12,309 shares held directly and 44,093 shares subject to vested but unexercised share options.
(5)   Includes 24,201 shares held directly and 77,073 shares subject to vested but unexercised share options.
(6)   Includes 42,608 shares held directly and 83,073 shares subject to vested but unexercised share options.
(7)   Includes 43,097 shares held directly and 77,073 shares subject to vested but unexercised share options.
(8)   Includes 12,309 shares held directly and 24,001 shares subject to vested but unexercised share options.
(9)   Includes 7,885 shares held directly and 26,353 shares subject to vested but unexercised share options.
(10)   Includes 5,673 shares held directly and 17,401 shares subject to vested but unexercised share options.
(11)   Includes 680 shares held directly and 1,610 shares subject to vested but unexercised share options.
(12)   Includes 39,942 shares held directly and 364,240 shares subject to vested but unexercised share options.
(13)   Includes 99,926 shares held directly and 640,380 shares subject to vested but unexercised share options.
(14)   Includes 4,439 shares held directly and 30,271 shares subject to vested but unexercised share options.
(15)   Includes - shares held directly and - shares subject to vested but unexercised share options.
(16)   Includes 1,681 shares held directly and 27,202 shares subject to vested but unexercised share options.
(17)   Includes 585,844 shares held by the Company's Stock Bonus Plan as to which the Company's Board of Directors directs the voting, 1,620,397 shares held directly, and 3,954,827 shares subject to vested but unexercised share options or options that will vest within 60 days of August 30, 2024.

Shareholder Proposals for 2025 Annual Meeting

SEC Rule 14a-8

The Company must receive shareholder proposals (other than with respect to director nominations) intended to be included in the proxy statement and proxy card relating to the Company's 2025 Annual Meeting of Shareholders and to be presented at such meeting no later than May 15, 2025. Any such submission must comply with the requirements of Rule 14a-8.

Advance Notice Bylaw

The Company's Fourth Amended and Restated Bylaws provide that a shareholder may present a proposal or a nominee for director from the floor at the 2025 Annual Meeting, without including such proposal or nominee in the Company's Proxy Statement, if the Company receives proper written notice and other specified requirements have been met. To be timely, a shareholder's notice must be received between June 26, 2025, and July 26, 2025. Any such proposal must provide the information required by our bylaws and comply with applicable laws and regulations. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such shareholder proposal.

All submissions should be directed to the Corporate Secretary of Bio-Techne at 614 McKinley Place N.E., Minneapolis, MN 55413.

Universal Proxy Rules

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information acquired by Rule 14a-9 under the Exchange Act no later than August 25, 2025, which is 60 days prior to the anniversary date of the 2024 Annual Meeting.

Proxy Access

Our proxy access bylaw permits up to 20 shareholders collectively owning 3% or more of our outstanding voting stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Fourth Amended and Restated Bylaws.

Shareholders must give advance notice of any proxy access director nomination. The required notice must include the information and documents set forth in the bylaws and, with respect to our 2025 Annual Meeting of Shareholders, must be provided to the Corporate Secretary at the address listed above between April 15, 2025, and May 15, 2025.

Information About the Annual Meeting

2024 Annual Meeting of Shareholders

Thursday, October 24, 2024

8:00 a.m. Central Time

VIA WEBCAST
www.virtualshareholdermeeting.com/TECH2024

The Board is not aware of any matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any matters not described in this Proxy Statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Who Is Soliciting My Proxy?

Your proxy is solicited by the Board of Directors of Bio-Techne Corporation for use at the Annual Meeting of Shareholders to be held on October 24, 2024, and at any adjournment thereof, for the agenda items set forth in the attached Notice of Annual Meeting. A Notice of Internet Availability of Proxy Materials was mailed to shareholders on or about September 12, 2024. For shareholders who had previously requested hard copies, the Notice of Annual Meeting, Proxy Statement, 2024 Annual Report to Shareholders, and proxy card are being mailed on or about September 12, 2024.

Who Can Vote?

You are entitled to vote your shares of Bio-Techne common stock at the Annual Meeting if our records show that you held your shares as of August 29, 2024. At the close of business on August 29, 2024, 158,645,496 shares of common stock were issued and outstanding. The common stock is the only outstanding class of shares of the Company. Each share of common stock is entitled to one vote on each matter to be voted upon at the Annual Meeting. Shareholders are not entitled to cumulative voting rights in the election of directors.

A quorum is required to transact business at the Annual Meeting. There must be 79,119,969 shares present, either in person or by proxy, to establish a quorum. Abstentions and "broker non-votes" will be deemed present at the Annual Meeting for purposes of determining a quorum. (For an explanation of broker non-votes, see "What are the voting options?" below.)

How Do I Vote?

If your common stock is held through a broker, bank, or other nominee (i.e., held in "street name"), you will receive instructions from such entity that you must follow in order to have your shares voted. If you want to vote in person, you must obtain a legal proxy from your broker, bank, or other nominee and provide it to the Company upon request.

If you hold your shares in your own name, as a holder of record with our transfer agent, American Share Transfer & Trust Company, you have four ways to vote:

- vote in person at the Annual Meeting,
- instruct the proxies to vote your shares by visiting www.proxyvote.com,
- instruct the proxies to vote your shares by calling 1-800-690-6903 toll-free, or,
- if you received your proxy materials by mail, complete, sign, and date the enclosed proxy card and return it promptly in the envelope provided.

Whichever method you select to transmit your voting instructions, the proxies appointed by the Board will vote your shares in accordance with those instructions. If you sign and return a Proxy without specifying voting instructions, the proxies will vote your shares in accordance with the Board's recommendations set forth in the Proxy Statement.

What if I change my mind after I vote?

If you are a holder of record, you may revoke your proxy at any time before the vote is taken at the Annual Meeting by sending a written statement to that effect to the Corporate Secretary of the Company, submitting a properly signed proxy card with a later date, or filing a notice of termination of your proxy and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee in order to revoke previously-rendered voting instructions.

What Are the Voting Options?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-Votes*
Proposal 1: Set the number of members of the Board of Directors at nine	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 2: Elect the Company's nine nominees to the Board of Directors	For, Against, or Abstain for each nominee	✓ **FOR** each nominee	Directors who receive a greater number of "FOR" votes than "AGAINST" votes will be elected	No effect	No effect
Proposal 3: Approve, on an advisory basis, the compensation of our executive officers	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 4: Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm	For, Against, or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	Broker non-votes not expected

*   If you hold your shares in street name and do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on any proposals other than the proposal to ratify the independent registered public accounting firm. This will result in a so-called broker "non-vote" on the other proposals.

Who Is Paying for This Solicitation?

The cost of soliciting proxies, including preparing, assembling, and mailing the proxies and soliciting material, will be borne by the Company. Directors, officers, and regular employees of the Company may, without compensation other than their regular compensation, solicit proxies personally or by telephone.

How Can I Attend the Annual Meeting?

The Annual Meeting will be virtual only, meaning it will be conducted via live webcast. You are entitled to participate in the Annual Meeting only if you were a Bio-Techne shareholder or joint holder on August 29, 2024, or if you hold a valid proxy from such a shareholder.

To vote, submit questions, and otherwise participate in the virtual Annual Meeting, you will need the 16-digit control number included in your Notice Regarding Availability of Proxy Materials or proxy card. If you do not have your control number at the time of the meeting, you will still be able to attend virtually, but you will not be able to vote or submit questions. After the Annual Meeting, we will post on our website any questions and responses of general interest to shareholders.

The meeting webcast will begin promptly at 8:00 a.m. Central Time. We encourage you to access the meeting in advance. Online check-in will begin at 7:30 a.m. Central Time; you should allow ample time for the check-in procedures. During the 30 minutes prior to the meeting start time, if you have entered your 16-digit control number, you may vote your shares, submit questions in advance, and access copies of our Proxy Statement and annual report.

I Live with Another Shareholder. Why Did We Only Receive One Set of Proxy Materials?

When two or more shareholders share the same address and do not participate in electronic delivery of proxy materials, SEC rules permit brokers, banks, and other nominees to satisfy the delivery requirements for proxy statements and annual reports by delivering a single copy of such documents addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders, cost savings for companies, and less waste.

Brokers, banks, and other nominees may be "householding" Bio-Techne's proxy materials. If you do not wish to participate in householding and would prefer to receive a separate Proxy Statement and annual report, please: (i) notify your broker, bank, or other nominee, (ii) direct your written request to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413, or (iii) contact the Corporate Secretary at (612) 379-8854. The Company will undertake to deliver promptly, following any such request, a separate copy of the proxy materials to a shareholder at a shared address to which a single copy of these documents was delivered. Shareholders who currently receive multiple copies of proxy materials at their address and would like to request householding of their communications should notify their broker, bank, or other nominee, or contact our Investor Relations department at the above address or phone number.

Annual Report

A copy of the Company's Annual Report to Shareholders for the fiscal year ended June 30, 2024, including consolidated financial statements, accompanies this Notice of Annual Meeting and Proxy Statement. No portion of the Annual Report is incorporated herein or is to be considered proxy-soliciting material.

The Company will furnish without charge a copy of its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, to any shareholder of the Company upon written request. Requests should be sent to Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, Minnesota 55413.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Dated: September 12, 2024

Appendix A

Non-GAAP Adjusted Consolidated Net Earnings and Earnings Per Share

		Year Ended June 30, 2024
Net earnings before taxes - GAAP	$	185,689
Identified adjustments attributable to Bio-Techne:		
Costs recognized upon sale of acquired inventory		729
Amortization of intangibles		78,318
Amortization of Wilson Wolf intangible assets and acquired inventory		15,686
Acquisition related expenses and other		7,564
Certain litigation charges		3,506
Eminence impairment		–
Gain on sale of partially-owned consolidated subsidiaries		–
Stock based compensation, inclusive of employer taxes		40,277
Restructuring costs		12,245
Investment (gain) loss and other non-operating		(283)
Impairment of assets held-for-sale		21,963
Impact of business held-for-sale[1]		(525)
Impact of partially-owned subsidiaries		–
Net earnings before taxes - Adjusted	$	365,169
Non-GAAP tax rate		22.0
Non-GAAP tax expense	$	80,420
Non-GAAP adjusted net earnings attributable to Bio-Techne[1]	$	284,749
Earnings per share - diluted - Adjusted	$	1.77

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2024, includes the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.

Reconciliation of Adjusted Operating Margin Percentage

	Year Ended 6/30/2024
Operating margin percentage - GAAP	17.8%
Identified adjustments:	
Costs recognized upon sale of acquired inventory	0.1%
Amortization of intangibles	6.8%
Acquisition related expenses and other	0.6%
Certain litigation charges	0.3%
Eminence Impairment	—%
Stock-based compensation, inclusive of employer taxes	3.5%
Restructuring costs	1.1%
Impairment of assets held-for-sale	1.9%
Impact of partially-owned consolidated subsidiaries	—%
Impact of business held-for-sale[1]	0%
Operating margin percentage - Adjusted	32.1%

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2024, includes the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.

Segment Operating Income

	Year Ended 6/30/2024
GAAP Operating income	$ 206,686
Cost recognized upon sale of acquired inventory	729
Amortization of intangibles	78,318
Acquisition related expenses and other	6,980
Certain litigation charges	3,506
Eminence Impairment	—
Impact of partially-owned consolidated subsidiaries	—
Stock-based compensation, inclusive of employer taxes	40,277
Restructuring and restructuring-related costs	12,245
Impairment of assets held-for-sale	21,963
Impact of business held-for-sale[1]	(525)
Adjusted operating income	$ 370,179
Impact from acquisitions	22,309
Impact from foreign currency	785
Impact from legal charges[2]	2,058
Adjusted operating income for Fiscal Year 2024 Earned Incentives	$ 395,331
Protein Sciences segment operating income	$ 355,497
Diagnostics and Genomics segment operating income	46,918
Corporate general, selling, and administrative	(7,084)
Adjusted operating income for Fiscal Year 2024 Earned Incentives	$ 395,331

(1) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2024, includes the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.

(2) Certain legal charges that are included within our Adjusted Financial Measures on our quarterly earnings releases are excluded from fiscal year 2024 earned incentives. These charges are included with the Corporate general, selling, and administrative line.

For purposes of executive compensation, segment operating income results excludes the impact of acquisitions that closed during the year and the impact of foreign currency. As disclosed in our use of Non-GAAP Adjusted Financial Measures on our quarterly earnings releases, segment operating income already excludes the impact of partially-owned consolidated subsidiaries. Refer to our use of Non-GAAP Adjusted Financial Measures in the fiscal 2024 earnings release for further detail on the other items excluded from executive compensation targets.

Reconciliation of Consolidated Net Sales to Organic Revenue

	2024	2023	2022	2021
Net sales	1,159.1	1,136.7	1,105.6	931
Impact of foreign currency[1]	1.1	2.6	12.6	(7.1)
Revenue from acquisitions[2]	(14.3)	(2.0)	(4.6)	(8.0)
Other revenue[3]	(4.2)	0	0	0
Total company organic revenue	1,141.7	1,137.3	1,113.6	915.9
Protein Sciences	830.4	846.9	838.9	697.3
Diagnostics and Genomics	311.3	292	276.3	219.9
Intersegment revenues[4]	0.0	(1.6)	(1.6)	(1.3)
Total by segment	1,141.7	1,137.3	1,113.6	915.9

(1) Includes one year of foreign currency impact from the time the targets were set at the beginning of the fiscal year to the end of the respective fiscal year.
(2) Excludes impacts from acquisitions that had not yet closed when the targets were set as well as the impact of partially-owned consolidated subsidiaries. For fiscal year 2023, only excludes the impacts of Eminence, our partially-owned consolidated subsidiary as the Namocell acquisition closed on July 1, 2022. For fiscal year 2022, excludes the impacts of Eminence and Asuragen. For fiscal year 2021, excludes the impacts of Eminence and Asuragen.
(3) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2024, includes the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.
(4) In fiscal year 2024, only third-party sales were considered in the achievement of bonus targets.

Reconciliation of Consolidated Net Sales to 3-Year Organic Revenue for Long-Term Incentive Awards

	2024
Net sales	1,159.10
Impact of foreign currency[1]	34.4
Revenue from acquisitions[2]	(20)
Other revenue[3]	(4.2)
Organic revenue	1,169.30

(1) For the long-term incentive compensation plans, foreign currency is locked at the rate utilized when targets are set, which is 3 years before vesting.
(2) Long-term incentive plan organic revenue excludes all impact from acquisitions that had not yet closed at the time targets were set. For fiscal year 2024, this excluded the impact of the Lunaphore and Namocell acquisitions.
(3) Since December 31, 2023, the Company has a business that has met the held-for-sale criteria. For the year ended June 30, 2024, includes the six-month results of this business held-for-sale for the period starting December 31, 2023 through June 30, 2024 while the business has met the held-for-sale criteria.

Reconciliation of Operating Income to 3-Year Adjusted Operating Income for Long-Term Incentive Awards

	2024
Adjusted operating income	370.2
Impact from acquisitions[1]	26.0
Impact from legal charges[2]	2.1
Impact of foreign currency[3]	24.4
Adjusted operating income for long-term incentive awards	422.7

(1) Long-term incentive plan adjusted operating income excludes all impact from acquisitions that had not yet closed at the time targets were set. For fiscal year 2024, this excluded the impact of the Lunaphore and Namocell acquisitions.
(2) Certain legal charges that are included within our Adjusted Financial Measures on our quarterly earnings releases are excluded from fiscal year 2024 earned incentives. These charges are included with the Corporate general, selling, and administrative line.
(3) For the long-term incentive compensation plans, foreign currency is locked at the rate utilized when targets are set, which is 3 years before vesting.

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Bio-Techne Corporation

614 McKinley Place N.E.
Minneapolis, MN 55413
USA

bio-techne.com

bio·techne®